As filed with the Securities and Exchange Commission on March 1, 2007

                                                              File No. 811-22024
                                                                    ADVANTAGE IV

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         Initial Registration Statement

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                      N-8a
                       Initial Registration Statement (1)

                    COMMONWEALTH ANNUITY SEPARATE ACCOUNT OF
                 COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)

                 COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
                               (Name of Depositor)

                          132 Turnpike Road, Suite 210
                        Southborough, Massachusetts 01772
                            Telephone: (508) 460-2400
               (Address of Depositor's Principal Executive Office)

          Jon-Luc Dupuy, Vice President, Assistant General Counsel and
                          Assistant Corporate Secretary
                 Commonwealth Annuity and Life Insurance Company
                          132 Turnpike Road, Suite 210
                        Southborough, Massachusetts 01772
                            Telephone: (508) 460-2400
               (Name and Address of Agent for Service of Process)

             It is proposed that this filing will become effective:

          |_|  immediately upon filing pursuant to paragraph (b) of Rule 485

          |_|  on (date) pursuant to paragraph (b) of Rule 485

          |_|  60 days after filing pursuant to paragraph (a) (1) of Rule 485

          |_|  on (date) pursuant to paragraph (a) (1) of Rule 485

          |_| this post-effective amendment designates a new effective date for a previously filed post-effective amendment

                           VARIABLE ANNUITY CONTRACTS

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940 ("1940 Act"), Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933 ("1933 Act"). The Rule 24f-2 Notice for the issuer's fiscal year ended December 31, 2006 and will be filed on or before March 30, 2007.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration

Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said
Section 8(a) may determine.

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      CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF ITEMS CALLED
                                 FOR BY FORM N-4

FORM N-4 ITEM NO.   CAPTION IN PROSPECTUS
-----------------   ---------------------
1                   Cover Page

2                   Special Terms

3                   Summary of Fees and Expenses; Summary of Contract Features

4                   Condensed Financial Information;  Performance Information

5 Description of the Company, the Variable Account and The Underlying Investment Companies

6                   Charges and Deductions

7                   Description of the Contract -- The Accumulation Phase

8 Electing the Annuity Date; Description of Annuity Payout Options; Variable Annuity Benefit Payments

9                   Death Benefit

10                  Payments; Computation of Values;  Distribution

11                  Surrender and Withdrawals; Surrender Charge; Withdrawals
                    After the Annuity Date

12                  Federal Tax Considerations

13                  Legal Matters

14                  Statement of Additional Information - Table of Contents

FORM N-4 ITEM NO.   CAPTION IN STATEMENT OF ADDITIONAL INFORMATION
-----------------   ----------------------------------------------
15                  Cover Page

16                  Table of Contents

17                  General Information and History

FORM N-4 ITEM NO.   CAPTION IN STATEMENT OF ADDITIONAL INFORMATION (CONT'D)
-----------------   -------------------------------------------------------
18                  Services

19                  Underwriters

20                  Performance Information

21                  Annuity Benefit Payments

22                  Financial Statements

                                 PROSPECTUS FOR
                  FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED
                                ANNUITY CONTRACTS

                     COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

               COMMONWEALTH ANNUITY VARIABLE ANNUITY ADVANTAGE IV

                                    ISSUED BY

                 COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

                 HOME OFFICE:           SERVICE CENTER MAILING ADDRESS:
         132 Turnpike Road, Suite 210      P.O. Box 758550
         Southborough, MA 01772            Topeka, Kansas 66675-8550
         [phone number]                    [phone number]

     This Prospectus describes flexible premium fixed and variable deferred annuity contracts (the "Contract") issued by Commonwealth Annuity and Life Insurance Company ("we" "Company" or "Commonwealth Annuity"). The Contract is designed to provide annuity benefits for retirement which may or may not qualify for certain federal tax advantages. This Prospectus describes both Qualified Contracts and Non-Qualified Contracts, and the Contract may be purchased by natural persons, or by trusts or custodial accounts which hold the Contract as agent for and for the sole benefit of a natural person. The Contract is not available for sale to other types of purchasers without our prior approval. INVESTING IN THE CONTRACT INVOLVES RISKS, INCLUDING POSSIBLE LOSS OF SOME OR ALL OF YOUR INVESTMENT. REPLACING YOUR EXISTING ANNUITY OR LIFE INSURANCE POLICY WITH THE CONTRACT MAY NOT BE TO YOUR ADVANTAGE. The Contract may be purchased only if the older Owner and Annuitant have not attained age 80.

     You may allocate Purchase Payments and/or transfer Contract Value to the Fixed Account or to one or more of the variable Investment Options, each of which is a Subaccount of the Commonwealth Annuity Separate Account A. Currently, you may choose among Subaccounts that invest in the following Funds:

     [List of Insurance Funds]

     In addition, Qualified Contracts also may choose among Subaccounts that invest in the following Funds:

     [List of Retail Funds]

     If you elect the Guaranteed Lifetime Withdrawal Benefit (GLWB) Rider, we will restrict the Investment Options to which you may allocate Purchase Payments and transfer Contract Value. (See "Guaranteed Lifetime Withdrawal Benefit.")

     THE CONTRACTS ARE NOT INSURED BY THE FDIC. THEY ARE OBLIGATIONS OF THE ISSUING INSURANCE COMPANY AND NOT A DEPOSIT OF, OR GUARANTEED BY, ANY BANK OR SAVINGS INSTITUTION AND ARE SUBJECT TO RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

     THIS PROSPECTUS CONTAINS IMPORTANT INFORMATION ABOUT THE CONTRACTS THAT YOU SHOULD KNOW BEFORE INVESTING. YOU SHOULD READ IT BEFORE INVESTING AND KEEP IT FOR FUTURE REFERENCE. WE HAVE FILED A STATEMENT OF ADDITIONAL INFORMATION ("SAI") WITH THE SECURITIES AND EXCHANGE COMMISSION. THE CURRENT SAI HAS THE SAME DATE AS THIS PROSPECTUS AND IS INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU MAY OBTAIN A FREE COPY BY WRITING US AT OUR SERVICE CENTER OR CALLING [PHONE NUMBER]. A TABLE OF CONTENTS FOR THE SAI APPEARS AT THE END OF THIS PROSPECTUS. YOU MAY ALSO FIND THIS PROSPECTUS AND

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OTHER INFORMATION ABOUT THE SEPARATE ACCOUNT REQUIRED TO BE FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION ("SEC") AT THE SEC'S WEB SITE AT http://www.sec.gov.

     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE DATE OF THIS PROSPECTUS IS [JULY 1], 2007.

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TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

DEFINITIONS
SUMMARY
SUMMARY OF EXPENSES
CONDENSED FINANCIAL INFORMATION
DISTRIBUTION COSTS
COMMONWEALTH ANNUITY, THE SEPARATE ACCOUNT AND THE FUNDS
FIXED ACCOUNT
THE CONTRACTS
CONTRACT CHARGES AND EXPENSES
THE ANNUITY PERIOD
PAYMENTS TO CONTRACT OWNERS
FEDERAL TAX MATTERS
DISTRIBUTION OF CONTRACTS
VOTING RIGHTS
REPORTS TO CONTRACT OWNERS AND INQUIRIES
DOLLAR COST AVERAGING
AUTOMATIC ASSET REBALANCING
SYSTEMATIC WITHDRAWAL PLAN
SPECIAL CONSIDERATIONS
LEGAL PROCEEDINGS
TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION
FINANCIAL STATEMENTS
APPENDIX A - COMMONWEALTH ANNUITY AND LIFE INSURANCE  COMPANY
   DEFERRED FIXED AND VARIABLE ANNUITY IRA, ROTH IRA AND SIMPLE IRA DISCLOSURE STATEMENT
APPENDIX B - GLWB FOR ONE EXAMPLES
APPENDIX C - GLWB FOR TWO EXAMPLES

                                   DEFINITIONS

The following terms as used in this Prospectus have the indicated meanings:

ACCUMULATION PERIOD--The period between the Date of Issue of a Contract and the Annuity Date.

ACCUMULATION UNIT--A unit of measurement used to determine the value of each Subaccount during the Accumulation Period. Each Subaccount will have an Accumulation Unit for each combination of charges.

ANNUITANT-- The person during whose lifetime the annuity is to be paid. Under a Non-Qualified Contract when two people are named as joint annuitants, the term "annuitant" means the joint annuitants or the survivor.

ANNUITY DATE--The date on which annuity payments are to commence. Subject to state variation, the Annuity Date may not be after the later of the original older Owner's or Annuitant's 90th birthday.

ANNUITY OPTION--One of several forms in which annuity payments can be made.

ANNUITY PERIOD--The period starting on the Annuity Date during which we make annuity payments to you.

ANNUITY UNIT--A unit of measurement used to determine the amount of Variable Annuity payments after the first payment.

BENEFICIARY--The person designated to receive any benefits under a Contract upon your death. (see Primary Beneficiary and Contingent Beneficiary).

CODE--The Internal Revenue Code of 1986, as amended.

COMPANY ("WE", "US", "OUR", "COMMONWEALTH ANNUITY")--Commonwealth Annuity and Life Insurance Company.

CONTINGENT BENEFICIARY--The person designated to receive any benefits under a Contract upon your death should all Primary Beneficiaries predecease you. In the event that a contingent Beneficiary predeceases you, the benefits will be distributed pro rata to the surviving contingent Beneficiaries. If there are no surviving contingent Beneficiaries, the benefits wills be paid to your estate (see Beneficiary and Primary Beneficiary).

CONTRACT--A Flexible Premium Fixed and Variable Deferred Annuity Contract.

CONTRACT VALUE--The sum of your Fixed Account Contract Value and Separate Account Contract Value.

CONTRACT YEAR--The period between anniversaries of the Date of Issue of a Contract. The first Contract Year begins on the Date of Issue.

CONTRIBUTION YEAR--Each Contract Year in which a Purchase Payment is made and each later year measured from the start of the Contract Year when the Purchase Payment was made. We only refer to Contribution Years for purposes of calculating the withdrawal charge. For example, if you make an initial Purchase Payment of $15,000 and then during the fourth Contract Year you make an additional Purchase Payment of $10,000, the fifth Contract Year will be the fifth Contribution Year with respect to the initial Purchase Payment (and earnings attributable to that Purchase Payment) and the second Contribution Year with respect to the $10,000 Purchase Payment (and earnings attributable to that Purchase Payment).

DATE OF ISSUE--The date on which the first Contract Year commences.

DEBT--The principal of any outstanding loan from the Fixed Account Contract Value, plus any accrued interest.

FIXED ACCOUNT-- A portion of a Contract that is supported by the assets of our General Account. We guarantee a minimum rate of interest on Purchase Payments and Contract Value allocated to the Fixed Account.

FIXED ACCOUNT CONTRACT VALUE--The value of your interest in the Fixed Account.

FIXED ANNUITY--An annuity under which we guarantee the amount of each annuity payment; it does not vary with the investment experience of a Subaccount.

FREE WITHDRAWAL AMOUNT--The guaranteed amount you may withdraw each Contract Year without incurring a withdrawal charge.

FUND OR FUNDS-- An investment company or separate series thereof, in which Subaccounts of the separate account invest.

GENERAL ACCOUNT--All our assets other than those allocated to any legally segregated separate account.

INVESTMENT OPTION--The Subaccounts and the Fixed Account available under the Contract for allocation of Purchase Payments and/or transfers of Contract Value during the Accumulation Period.

MONTHIVERSARY--The same date each month as the Date of Issue. If the Date of Issue falls on the 29th, 30th, or 31st and there is no corresponding date in a subsequent month, the Monthiversary will be the last date of that month. If there is no Valuation Date in the calendar month that coincides with the Date of Issue, the Monthiversary is the next Valuation Date.

NON-QUALIFIED CONTRACT--A Contract which does not receive favorable tax treatment under Section 401, 403, 408, 408A or 457 of the Code.

OWNER ("CONTRACT OWNER", "YOU", "YOUR", "YOURS")--The person designated in the Contract as having the privileges of Ownership.

PRIMARY BENEFICIARY - The person designated to receive any benefits under a Contract upon your death. In the event that a Primary Beneficiary predeceases you, the benefits will be distributed pro rata to the surviving Primary Beneficiaries. In the event that all Primary Beneficiaries predecease you, proceeds will be paid to the surviving contingent Beneficiaries (see Beneficiary and Contingent Beneficiary).

PURCHASE PAYMENTS--The dollar amount we receive in U.S. currency to buy the benefits the Contract provides.

QUALIFIED CONTRACT--A Contract issued in connection with a retirement plan which receives favorable tax treatment under Sections 401, 403, 408, 408A or 457 of the Code.

SEPARATE ACCOUNT--Commonwealth Annuity Separate Account A.

SEPARATE ACCOUNT CONTRACT VALUE--The sum of your interests in the Subaccount(s).

SERVICE CENTER--P.O. Box 758550, Topeka, Kansas 66675-8550, [phone number].

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SUBACCOUNTS--The subdivisions of the Separate Account, the assets of which consist solely of shares of the corresponding Fund.

SURRENDER - Withdrawal of all Contract Value

VALUATION DATE--Each day when the New York Stock Exchange is open for trading, as well as each day otherwise required.

VALUATION PERIOD--The interval of time between two consecutive Valuation Dates.

VARIABLE ANNUITY--An annuity with payments varying in amount in accordance with the investment experience of the Subaccount(s) in which you have an interest.

WITHDRAWAL VALUE--The amount you will receive upon full surrender or the amount applied upon annuitization of the Contract. It is equal to the Contract Value minus Debt, any applicable withdrawal charge, premium taxes, and minus any applicable contract fee and pro rata portion of the GLWB Rider charge. Federal and state income taxes and penalty taxes also may reduce the Withdrawal Value.

SUMMARY OF EXPENSES

     THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CONTRACT VALUE AMONG INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.

                       CONTRACT OWNER TRANSACTION EXPENSES

Sales Load Imposed on Purchase Payments)                                    None

Maximum Withdrawal Charge(1)
(as a percentage of Purchase Payments (and earnings attributable to
Purchase Payments) withdrawn, surrendered, or annuitized):                    6%

Commutation Charge(2)

     For a fixed Annuity Option:

          1) the present value of any remaining guaranteed payments (as of the date of calculation), using a discount rate that is equal to the interest rate used in calculating the initial income payment; LESS

          2) the present value of any remaining guaranteed payments (as of the date of calculation), using a discount rate that is equal to the interest rate used in calculating the initial income payment plus 1%.

     For a variable Annuity Option:

          1) the present value of any remaining guaranteed payments (as of the date of calculation), using a discount rate that is equal to the assumed investment rate used in calculating the initial income payment; LESS

          2) the present value of any remaining guaranteed payments (as of the date of calculation), using a discount rate that is equal to the assumed investment rate used in calculating the initial income payment plus 1%.

Qualified Plan Loan Interest Rate Charged(3)

Loans not subject to ERISA 5.50%

Loans subject to ERISA Moody's Corporate Bond Yield Average --Monthly Average Corporates rounded to the nearest 0.25%

----------
(1) In certain circumstances we may reduce or waive the withdrawal charge. (See "Withdrawal Charge.") In addition, a Contract Owner may withdraw the Free Withdrawal Amount each Contract Year without incurring a withdrawal charge. If you withdraw more than the Free Withdrawal Amount, we may impose a withdrawal charge on the excess. We impose a withdrawal charge on the withdrawal of each Purchase Payment (and earnings attributable to that Purchase Payment) made within the previous six Contribution Years, as follows:

          CONTRIBUTION YEAR                          WITHDRAWAL CHARGE
          -----------------                          -----------------
                First                                       6%
               Second                                       5%
                Third                                       4%
               Fourth                                       3%
                Fifth                                       2%

                Sixth                                       1%
              Seventh +                                     0%

(2) This charge only applies to the calculation of lump sum payments with respect to any remaining annuity payments in the certain period under Annuity Options 1, 3, or 5 upon the death of an Annuitant during the Annuity Period, or in commutation of remaining annuity payments under Annuity Option 1. (See "Commutation Charge," and "Death of Annuitant or Owner".)

(3) Loans are only available under certain qualified plans. The interest rate depends on whether the plan is subject to Employee Retirement Income Security Act of 1974 ("ERISA"). While a loan is outstanding, we will credit the value securing the loan with interest at the daily equivalent of the annual loan interest rate charged reduced by 2.5%, instead of the current interest rate credited to the Fixed Account. However, this rate will never be lower than the minimum guaranteed Fixed Account interest rate. (See "Loans".)

     THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING FUND FEES AND EXPENSES.

                               PERIODIC EXPENSES*

Annual Contract Fee (deducted from Contract Value)(1)                    $30.00

Separate Account Annual Expenses
(as a percentage of Separate Account Contract Value)
         Mortality and Expense Risk Charge                                 1.15%
         Administration Charge                                             0.15%
                                                                         ------
   Total Separate Account Annual Expenses without the Step-Up Death
   Benefit                                                                 1.30%
                                                                         ======
         Optional Step-Up Death Benefit Charge(2)                          0.20%
                                                                         ------
   Total Separate Account Annual Expenses including Step-Up Death
   Benefit                                                                 1.50%
                                                                         ======
Additional Rider Charges:
Guaranteed Lifetime Withdrawal Benefit (GLWB) Rider (as a percentage of the Lifetime Income Base):

   GLWB Plus For One(3)
      Maximum Charge:                                                      1.00%
      Current Charge:                                                      0.50%

   GLWB Plus For Two(4)
      Maximum Charge:                                                      1.50%
      Current Charge:                                                      0.75%

No Withdrawal Charge Rider (as a percentage of Contract Value)             0.35%

----------
(1) We will waive this fee for Contracts with Contract Value of $50,000 or more as of the Valuation Date

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     we would otherwise deduct the fee. We assess the contract fee at the end of each calendar quarter and upon surrender or annuitization.

(2) The Optional Death Benefit Charge does not apply to amounts allocated to the Fixed Account and the [XXXX] Money Market Subaccount.

(3) We reserve the right to increase the charge to a maximum of 1.00% on an annual basis if we Step-Up the Lifetime Income Base to equal the Contract Value.

(4) We reserve the right to increase the charge to a maximum of 1.50% on an annual basis if we Step-Up the Lifetime Income Base to equal the Contract Value.

     THE NEXT TABLE SHOWS THE LOWEST AND HIGHEST TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS FOR THE YEAR ENDED DECEMBER 31, 2006 THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. CURRENT AND FUTURE EXPENSES COULD BE HIGHER OR LOWER THAN THOSE SHOWN IN THE FOLLOWING TABLE. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

                                                             LOWEST   -- HIGHEST
Total Annual Fund Operating Expenses(5) (expenses that
are deducted from Fund assets, including management fees,
distribution and/or service (12b-1) fees, and other
expenses, prior to any fee waivers or expense
reimbursements)                                             [0.XX%]   -- [0.XX%]

(5) The expenses shown do not reflect any fee waivers or expense reimbursements.

     The advisers and/or other service providers of certain Funds have agreed to reduce their fees and/or reimburse the Funds' expenses in order to keep the Funds' expenses below specified limits. The expenses of certain Funds are reduced by contractual fee reduction and expense reimbursement arrangements that will remain in effect at least through [May 1, 200__.] Other Funds have voluntary fee reduction and/or expense reimbursement arrangements that may be terminated at any time. The lowest and highest Total Annual Fund Operating Expenses for all Funds after all fee reductions and expense reimbursements are [__] and [__] respectively for the year ended December 31, 2006. Each fee reduction and/or expense reimbursement arrangement is described in the relevant Fund's prospectus.

     THE FUND'S INVESTMENT MANAGER OR ADVISER PROVIDED THE ABOVE EXPENSES FOR THE FUNDS. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

                                     EXAMPLE

     THIS EXAMPLE IS INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND FUND FEES AND EXPENSES.

     The Example assumes that you invest $10,000 in the Contract for the time periods indicated and that your Contract includes the Step-Up Death Benefit, the No Withdrawal Charge Rider, and the GLWB Plus For Two Rider (at the maximum charge). If these features were not elected, the expense figures shown below would be lower. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Funds, prior to any fee waivers or expense reimbursements. If these arrangements were considered, the expenses shown would be higher.

     Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

IF YOU SURRENDER OR ANNUITIZE THE CONTRACT AT THE END OF THE APPLICABLE TIME
PERIOD:

                    1 Year                           3 Years
                    ----------------------------------------
                     $[__]                            $[__]

IF YOU REMAIN INVESTED IN THE CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:

                    1 Year                           3 Years
                    ----------------------------------------
                     $[__]                            $[__]

     The fee table and Example should not be considered a representation of past or future expenses and charges of the Subaccounts. Your actual expenses may be greater or less than those shown. The Example assumes no transfers were made and does not include the deduction of state premium taxes, which may be assessed before or upon surrender or annuitization or any taxes or penalties you may be required to pay if you surrender the Contract. Similarly, the 5% annual rate of return assumed in the Example is not intended to be representative of past or future performance of any Subaccount.

                         CONDENSED FINANCIAL INFORMATION

     Because the Contract was not offered for sale as of December 31, 2006, condensed financial information for the Separate Account is not available.

                               DISTRIBUTION COSTS

     For information concerning the compensation we pay for sales of the Contract, see "Distribution of Contracts."

                                     SUMMARY

     The summary does not contain all information that may be important. Read the entire Prospectus and the Contract before deciding to invest. States may require variations to the Contract. If a state variation applies, it will appear in the Contract, an endorsement to the Contract, or a supplement to this Prospectus.

     The Contract provides for tax-deferred investments and annuity benefits. Both Qualified Contracts and Non-Qualified Contracts are described in this Prospectus.

     You may make Purchase Payments under the Contract, subject to certain minimum limitations and other restrictions. You may make Purchase Payments to Non-Qualified Contracts and Contracts issued as Individual Retirement Annuities ("IRAs") by authorizing us to draw on your account via check or electronic debit ("Pre-Authorized Checking (PAC) Agreement"). (See "Purchase Payments.") We do not deduct a sales charge from any Purchase Payment.

     We provide for variable accumulations and benefits for amounts allocated to one or more Subaccounts selected by you. Each Subaccount invests in a corresponding Fund. (See "The Funds.") Purchase Payments and Contract Value allocated to the Separate Account will vary with the investment performance of the Funds you select.

     We also provide for fixed accumulations and benefits for amounts allocated to the Fixed Account. We credit Purchase Payments and Contract Value allocated to the Fixed Account with interest daily at a rate periodically declared by us at our discretion, but not less than the minimum guaranteed rate. (See "Fixed Account.")

     The investment risk under the Contract is borne by you, except to the extent that Purchase Payments and Contract Value are allocated to the Fixed Account and are therefore guaranteed to earn at least the minimum guaranteed rate.

     Transfers among Subaccounts are permitted before and after the Annuity Date, if allowed by your qualified plan and subject to limitations. Restrictions apply to transfers into and out of the Fixed Account. (See "Transfers During the Accumulation Period" and "Transfers During the Annuity Period.")

     You may make partial withdrawals from the Contract or surrender the Contract, subject to certain restrictions. (See "Withdrawals and Surrenders During the Accumulation Period.") You may withdraw up to the Free Withdrawal Amount in any Contract Year without assessment of a withdrawal charge. If you withdraw an amount in excess of the Free Withdrawal Amount, the excess may be subject to a withdrawal charge. We also may assess a withdrawal charge upon surrender of the Contract, although we will first apply the Free Withdrawal Amount. The withdrawal charge is assessed as a percentage of each Purchase Payment and earnings attributable to those Purchase Payments withdrawn or surrendered during the first 6 Contribution Years following our receipt of the Purchase Payment. The withdrawal charge starts at 6% in the first Contribution Year and reduces each subsequent Contribution Year. We do not assess a withdrawal charge on any Purchase Payment (or earnings attributable to that Purchase Payment) withdrawn or surrendered more than six Contribution Years following our receipt of that Purchase Payment. We also may apply a withdrawal charge upon annuitization to amounts attributable to Purchase Payments (and earnings attributable to those Purchase Payments) in their sixth Contribution Year or earlier. (See "Withdrawal Charge.") If you elect the No Withdrawal Charge Rider for an additional fee, we will not assess any withdrawal charge upon partial withdrawal or surrender of the Contract during the Accumulation Period or upon annuitization. See "No Withdrawal Charge Rider" for a description of the Rider, including its charges and restrictions.

     Withdrawals and surrenders will have tax consequences, which may include the amount of the withdrawal being subject to income tax and in some circumstances an additional 10% penalty tax. Withdrawals also reduce your Contract Value and your death benefit. Certain withdrawals also may reduce the value of the guarantees provided by the GLWB Rider. (See "Guaranteed Lifetime Withdrawal Benefit.") Withdrawals are permitted from Contracts issued in connection with Section 403(b) qualified plans only under limited circumstances. (See "Withdrawals and Surrenders During the Accumulation Period" and "Federal Tax Matters.")

     We offer Automatic Asset Rebalancing, Dollar Cost Averaging, and a Systematic Withdrawal Plan. (See "Automatic Asset Rebalancing," "Dollar Cost Averaging," and "Systematic Withdrawal Plan.")

     If you die before the Annuity Date, we will pay the Beneficiary a death benefit. We also offer for an additional charge the Step-Up Death Benefit, which provides an optional enhanced death benefit if certain conditions are met. See "Death Benefits."

     We provide for an additional charge a Guaranteed Lifetime Withdrawal Benefit Rider ("GLWB Rider"), which, subject to certain conditions, permits you to make Non-Excess Withdrawals and/or receive monthly Settlement Payments until your Guaranteed Withdrawal Balance is reduced to zero, even if your Contract Value has already reduced to zero. In addition, after the Covered Person's death (or the death of the last surviving Covered Person in the case of the GLWB Plus for Two), your Beneficiary will receive no less than the remaining Guaranteed Withdrawal Balance (as a lump sum in certain cases or as monthly Settlement Payments in others). If your Contract Value is greater than zero on the Lifetime Income Date, we also will make the Lifetime Income Amount available to you each Contract Year beginning on the Lifetime Income Date for the rest of the Covered Person's life (or the life of the last surviving Covered Person in the case of the GLWB Plus For Two). You may access the Lifetime Income Amount by taking Non-Excess Withdrawals and/or receiving Settlement Payments. Currently, the GLWB Rider is only available to Qualified Contracts. You should consult with a qualified tax adviser prior to electing the Rider for further information on tax rules affecting Qualified Contracts, including IRAs. (See "Guaranteed Lifetime Withdrawal Benefit.")

     In addition to the withdrawal charge, we assess a mortality and expense risk charge, an administration charge, a contract fee, and applicable premium taxes. (See "Contract Charges and Expenses.") We also charge for the Step-Up Death Benefit (see "Death Benefits"), the GLWB Rider (see "Guaranteed Lifetime Withdrawal Benefit"), and the No Withdrawal Charge Rider (see "No Withdrawal Charge Rider"). The

Funds will incur certain management fees and other expenses. (See "Summary of Expenses," "Investment Management Fees and Other Expenses," and the Funds' prospectuses.) We may assess a commutation charge during the Annuity Period when calculating lump sum payments with respect to any remaining periodic payments in the certain period under Annuity Options 1, 3 and 5 upon the death of an Annuitant during the Annuity Period and, for Annuity Option 1, upon election to cancel remaining payments. (See "Annuity Period--Annuity Options.")

     The Contracts may be purchased in connection with retirement plans qualifying either under Section 401 or 403(b) of the Code or as individual retirement annuities including Roth IRAs. The Contracts are also available in connection with state and municipal deferred compensation plans and non-qualified deferred compensation plans. A Contract purchased in connection with a qualified plan does not provide any additional tax deferred treatment of earnings beyond the treatment that is already provided by the qualified plan itself. (See "Taxation of Annuities in General" and "Qualified Plans.") Therefore, the tax deferral provided by the Contract is not necessary for Contracts used in qualified plans, so for such plans the Contract should be purchased for other features and benefits, such as the Fixed Account's minimum interest rate guarantee, the standard death benefit, the Step-Up Death Benefit, the GLWB Rider, or the Annuity Options.

     You have the right within the "free look" period (generally ten days, subject to state variation) after receiving the Contract to cancel the Contract by delivering or mailing it to us. If you decide to return your Contract for a refund during the "free look" period, also include a letter instructing us to cancel the Contract. Upon receipt by us, the Contract will be cancelled and amounts refunded. The amount of the refund depends on the state where issued. Generally the refund will be the Contract Value as of the Valuation Date on which we receive your Contract at our Service Center. Some states require us instead to return your Purchase Payment. In addition, a special "free look" period applies in some circumstances to Contracts issued as Individual Retirement Annuities, Simplified Employee Pensions--IRAs or as Roth Individual Retirement Annuities. (See "Free Look Period.")

     Certain provisions of the Contract may be different than the general description in this Prospectus, and certain riders and options may not be available, because of legal restrictions in your state. See your Contract for specific variations since any such state variations will be included in your Contract or in riders or endorsements attached to your Contract. See your agent or contact us for specific information that may be applicable to your state.

     You can generally exchange all or a portion of one annuity contract for another, or a life insurance policy for an annuity contract, in a 'tax-free exchange' under Section 1035 of the Code. If you are thinking about a 1035 exchange, you should compare the old contract and the Contract described in this Prospectus carefully. Remember that if you exchange another contract for the Contract described in this Prospectus, you might have to pay a withdrawal charge and tax, including a possible penalty tax, on your old contract, AND there will be a new withdrawal charge period for the Contract. Also, other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange another contract for the Contract described in this Prospectus unless you determine, after knowing all the facts, that the exchange is in your best interest (the person selling you the Contract will generally earn a commission if you buy the Contract through an exchange or otherwise). If you contemplate such an exchange, you should consult a tax adviser to discuss the potential tax effects of such a transaction.

     We offer other variable annuity contracts that have different policy features. However, these other contracts also have different charges that would affect your Subaccount performance and Contract Value. To obtain more information about these other contracts, contact our Service Center or your agent.

            COMMONWEALTH ANNUITY, THE SEPARATE ACCOUNT AND THE FUNDS

COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY

     Commonwealth Annuity and Life Insurance Company ("we," "Commonwealth Annuity" or the "Company") is a life insurance company organized under the laws of Delaware in July 1974. Prior to December 31, 2002, Commonwealth Annuity (then known as Allmerica Financial Life Insurance and Annuity Company or "Allmerica Financial") was a direct subsidiary of First Allmerica Financial Life Insurance Company ("First Allmerica"), which in turn was a direct subsidiary of [The Hanover Insurance Group ("THG," formerly Allmerica Financial Corporation)]. Effective December 31, 2002, the Company became a Massachusetts domiciled insurance company and a direct subsidiary of THG. On December 30, 2005, THG completed the closing of the sale of the Company to The Goldman Sachs Group, Inc. ("Goldman Sachs"), 85 Broad Street, New York, NY 10004. On September 1, 2006, Allmerica Financial officially changed its name to Commonwealth Annuity and Life Insurance Company.

     Commonwealth Annuity is subject to the laws of the state of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, Commonwealth Annuity is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate. As of December 31, 2006, Commonwealth Annuity had over $[__] billion in combined assets and over $[__] billion of life insurance in force. Its principal office is located at 132 Turnpike Road, Suite 210, Southborough, MA 01772, telephone [phone number].

     Subject to the provisions of the Contract, units of the Subaccounts under the Contract are offered on a continuous basis.

THE SEPARATE ACCOUNT

     We established the Commonwealth Annuity Separate Account A on February 15, 2007 pursuant to Massachusetts law. The SEC does not supervise the management, investment practices or policies of the Separate Account or Commonwealth Annuity.

     Benefits provided under the Contracts are our obligations. Although the assets in the Separate Account are our property, they are held separately from our other assets and are not chargeable with liabilities arising out of any other business we may conduct. Income, capital gains and capital losses, whether or not realized, from the assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to the income, capital gains and capital losses arising out of any other business we may conduct.

     Each Subaccount of the Separate Account invests exclusively in shares of one of the corresponding Funds. We may add or delete Subaccounts in the future. Not all Subaccounts may be available in all jurisdictions, under all Contracts or in all retirement plans.

     The Separate Account purchases and redeems shares from the Funds at net asset value. We redeem shares of the Funds as necessary to provide benefits, to deduct Contract charges and fees, and to transfer assets from one Subaccount to another as requested by Owners. All dividends and capital gains distributions received by the Separate Account from a Fund are reinvested in that Fund at net asset value and retained as assets of the corresponding Subaccount.

THE FUNDS

     SELECTION OF FUNDS. We select the Funds offered through the Contract, and we may consider various factors, including, but not limited to asset class coverage, the strength of the investment adviser's (and/or subadviser's) reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. We also consider whether the Fund or one of its service providers (e.g., the investment adviser, administrator, distributor, and/or their affiliates) will compensate us for administrative, marketing, and support services that would otherwise be provided by the Fund, or its service providers, as described below. We review the Funds periodically and may remove a Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Fund no longer meets one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from Contract Owners.

     You are responsible for choosing the Subaccounts and the amounts allocated to each that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Since you bear the investment risk of investing in the Subaccounts, we encourage you to thoroughly investigate all of the information regarding the Funds that is available to you, including each Fund's prospectus, statement of additional information, and annual and semi/annual reports. Other sources such as the Fund's website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a Fund. After you select Subaccounts for your initial Purchase Payment, you should monitor and periodically reevaluate your allocations to determine if they are still appropriate. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE SUBACCOUNTS YOU HAVE CHOSEN.

     We do not provide investment advice and we do not recommend or endorse any of the particular Funds available as Investment Options in the Contract.

     THE FUNDS. The Separate Account invests in shares of registered, open-end management investment companies. There are two types of Funds generally offered under the Contract:

     - INSURANCE FUNDS: Insurance Funds are available solely to variable annuity or life insurance contracts and certain qualified retirement plans. (See "Federal Tax Matters.") Nonqualified Contracts generally can invest only in Insurance Funds. All Contracts, both Qualified and Nonqualified, may choose among Subaccounts that invest in the following Insurance Funds:

               [List of Insurance Funds]

               The Insurance Funds provide investment vehicles for variable life insurance and variable annuity contracts and, in some cases, certain qualified retirement plans. Shares of the Insurance Funds are sold only to insurance company separate accounts and qualified retirement plans. In addition to selling shares to our separate accounts, shares of the Insurance Funds may be sold to separate accounts of other insurance companies. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts of other companies, or for variable life insurance separate accounts, variable annuity separate accounts, and qualified retirement plans to invest simultaneously in the Insurance Funds. Currently, neither we nor the Insurance Funds foresee any such disadvantages to variable life insurance Owners, variable annuity Owners, or qualified retirement plans. The Insurance Funds must monitor events to identify material conflicts between such Owners and determine what action, if any, should be taken. In addition, if we believe an Insurance Fund's response to any of those events or conflicts insufficiently protects Owners, we will take appropriate action.

     -    PUBLICLY-AVAILABLE FUNDS. Publicly-Available Funds are
          "publicly-available," i.e., shares can be purchased by the public directly without purchasing a variable annuity or life insurance contract. ONLY QUALIFIED CONTRACTS MAY INVEST IN THESE
          PUBLICLY-AVAILABLE FUNDS.

               [List of Retail Funds]

     NOTE: If you elect the GLWB Rider, we will restrict the Investment Options to which you may allocate Purchase Payments and transfer Contract Value. (See "Guaranteed Lifetime Withdrawal Benefit.")

     SEC REGISTRATION DOES NOT INVOLVE SEC SUPERVISION OF THE FUNDS' MANAGEMENT, INVESTMENT PRACTICES OR POLICIES. THE ASSETS OF EACH FUND ARE HELD SEPARATE FROM THE ASSETS OF THE OTHER FUNDS, AND EACH FUND HAS ITS OWN DISTINCT INVESTMENT OBJECTIVE AND POLICIES. EACH FUND OPERATES AS A SEPARATE INVESTMENT FUND, AND THE INVESTMENT PERFORMANCE OF ONE FUND HAS NO EFFECT ON THE INVESTMENT PERFORMANCE OF ANY OTHER FUND.

[INSERT FUND DESCRIPTIONS AND INVESTMENT ADVISERS]

     THE FUNDS MAY NOT ACHIEVE THEIR STATED OBJECTIVES. MORE DETAILED INFORMATION, INCLUDING A DESCRIPTION OF RISKS INVOLVED IN INVESTING IN THE FUNDS, IS FOUND IN THE FUNDS' PROSPECTUSES ACCOMPANYING THIS PROSPECTUS AND STATEMENTS OF ADDITIONAL INFORMATION AVAILABLE FROM US UPON REQUEST.

     Although the investment objectives and policies of certain Funds are similar to the investment objectives and policies of other funds that may be managed or sponsored by the same investment adviser, subadviser, manager, or sponsor, we do not represent or assure that the investment results will be comparable to those of any other fund, even where the investment adviser, subadviser, or manager is the same. Certain Funds available through the Contract have names similar to funds not available through the Contract. The performance of a fund not available through the Contract does not indicate performance of a similarly named Fund available through the Contract. Differences in fund size, actual investments held, fund expenses, and other factors all contribute to differences in fund performance. For all these reasons, you should expect investment results to differ.

     PLEASE NOTE THAT THERE CAN BE NO ASSURANCE THAT ANY MONEY MARKET FUND WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE PER SHARE. DURING EXTENDED PERIODS OF LOW INTEREST RATES, AND DUE IN PART TO CONTRACT FEES AND EXPENSES, THE YIELDS OF ANY SUBACCOUNT INVESTING IN A MONEY MARKET FUND MAY ALSO BECOME EXTREMELY LOW AND POSSIBLY NEGATIVE.

     [ADMINISTRATIVE, MARKETING, AND SUPPORT SERVICE FEES. We and our distributor, [__], (the "Distributor") may receive compensation from the Funds' service providers (E.G., the investment adviser, administrator, distributor, and/or their affiliates) for administrative, distribution, and other services we perform related to the Separate Account operations that might otherwise have been provided by the Funds or their service providers. The amount of this compensation is based on a percentage of the assets of the particular Fund attributable to the Contract as well as certain other variable insurance products that we and/or our affiliates may issue or administer. These percentages are negotiated and vary with each Fund. Some service providers may compensate us significantly more than others and the amount we receive may be substantial. These percentages currently range from [__]% to [__]%, and as of the date of this prospectus, we were receiving compensation from each Fund's service providers. These amounts are paid out of the service provider's own resources and not out of Fund assets.

     Additionally, certain of the Funds make payments to us or the Distributor under their distribution plans (12b-1 plans) in consideration of services provided and expenses incurred by us in distributing Fund shares. The payment rates currently range from [__]% to [__]% based on the amount of assets invested in those Funds. Payments made out of the assets of the Funds will reduce the amount of assets that otherwise would be available for investment, and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the Fund's average net assets, which can fluctuate over time. If, however, the value of the Funds goes up, then so would the payment to us or to the Distributor. Conversely, if the value of the Fund goes down, payments to us or to the Distributor would decrease.

     We and the Distributor may profit from these fees or use these fees to defray the costs of distributing and administering the Contracts. We and/or the Distributor also may directly or indirectly receive additional amounts or different percentages of assets under management from some of the Funds' service providers with regard to other variable insurance products we or our affiliates may issue or administer. Certain Fund's service providers may provide us and/or selling firms with wholesaling services to assist us in servicing the Contracts, may pay us and/or certain affiliates and/or selling firms amounts to participate in sales meetings or may reimburse our sales costs, and may provide us and/or certain affiliates and/or selling firms with occasional gifts, meals, tickets, or other compensation. The amounts may be significant and may provide the service providers with increased access to us and to our affiliates. ]

CHANGE OF INVESTMENTS

     We reserve the right to make additions to, deletions from, or substitutions for the shares held by the Separate Account or that the Separate Account may purchase. If investment in the Funds is no longer possible, in our judgment becomes inappropriate for the purposes of the Contract, or for any other reason in our sole discretion, we may substitute another fund without your consent. The substituted fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future premiums, or both. However, no such substitution will be made without any approval of the Securities and Exchange Commission, if required. Furthermore, we may close Subaccounts to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion. The Funds, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts.

     We may establish additional Subaccounts of the Separate Account, each of which would invest in a new fund, or in shares of another investment company. New Subaccounts may be established when, at our discretion, marketing needs or investment conditions warrant. New Subaccounts may be made available to existing Owners as we determine. We may also eliminate or combine one or more Subaccounts, transfer assets, or substitute one Subaccount for another Subaccount, if, in our discretion, marketing, tax, or investment conditions warrant. We will notify you of any such changes.

     If we deem it to be in the best interests of persons having voting rights under the Contract, we may deregister the Separate Account under the Investment Company Act of 1940 (the "1940 Act"'), make any changes required by the 1940 Act, operate the Separate Account as a management investment company under the 1940 Act or any other form permitted by law, transfer all or a portion of the assets of a Subaccount or separate account to another Subaccount or separate account pursuant to a combination or otherwise, and create new separate accounts. Before we make certain changes we may need approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.

                                  FIXED ACCOUNT

     Amounts allocated or transferred to the Fixed Account are part of our General Account, supporting insurance and annuity obligations. Interests in the Fixed Account are not registered under the Securities Act of 1933 ("1933 Act"), and the Fixed Account is not registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests therein generally are subject to the provisions of the 1933 or 1940 Acts. We have been advised that the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. This Prospectus describes only the aspects of the Contract involving the Separate Account unless we refer to fixed accumulation and annuity elements.

     The Fixed Account Contract Value includes:

          1.   your Purchase Payments allocated to the Fixed Account;

          2. amounts transferred from a Subaccount to the Fixed Account at your request; and

          3.   the interest credited to amounts so allocated or transferred.

     We reduce the Fixed Account Contract Value when you make transfers and withdrawals from the Fixed Account, as well as when we assess Contract fees and charges against the Fixed Account.

     We reserve the right to not allow you to allocate Purchase Payments or transfer Contract Value to the Fixed Account if the Fixed Account interest rate applicable to such Purchase Payments would be less than or equal to 3%.

     We guarantee that Purchase Payments and Contract Value allocated to the Fixed Account earn, on a daily basis, a minimum fixed interest rate not less than the minimum interest rate allowed by state law. At our discretion, we may credit interest in excess of the minimum guaranteed rate. We reserve the right to change the rate of excess interest credited, although we will not declare or change any excess interest rate more frequently than once every twelve months. You bear the risk that no excess interest will be credited. We also reserve the right to declare different rates of excess interest depending on when amounts are allocated or transferred to the Fixed Account. As a result, amounts at any designated time may be credited with a different rate of excess interest than the rate previously credited to such amounts and to amounts allocated or transferred at any other designated time.

     While there is a loan, we will credit the portion of the Fixed Account Contract Value securing the Debt with interest at the daily equivalent of the annual loan interest rate charged reduced by 2.5%, instead of the current interest rate credited to the Fixed Account. However, this rate will never be lower than the minimum guaranteed Fixed Account interest rate.

     If you elect the GLWB Rider, you may not allocate Purchase Payments or transfer Contract Value to the Fixed Account. (See "Guaranteed Lifetime Withdrawal Benefit.")

                                  THE CONTRACTS

A.   GENERAL INFORMATION.

1.   PURCHASE PAYMENTS.

     You may make Purchase Payments under the Contract, subject to the restrictions set forth below. We reserve the right to waive or modify any Purchase Payment limitation and to not accept any Purchase Payment. Please note that if you elect the GLWB Rider, there may be additional limitations on Purchase Payments (see "Guaranteed Lifetime Withdrawal Benefit").

     The minimum initial and subsequent Purchase Payment for a Qualified Contract is $50. However, if annualized contribution amounts from a payroll or salary deduction plan are equal to or greater than $600, we accept a periodic payment under $50. For a Non-Qualified Contract the minimum initial Purchase Payment is $2,500 and the minimum subsequent Purchase Payment is $500.

     You may make Purchase Payments to Non-Qualified Contracts and Contracts issued as IRAs by authorizing us to draw on your account via check or electronic debit through a Pre-Authorized Checking (PAC) Agreement. For Purchase Payments made pursuant to a PAC Agreement, the following minimum Purchase Payment provisions apply:

          - The minimum initial Purchase Payment to an IRA made pursuant to a PAC Agreement is $100.

          - The minimum initial Purchase Payment to a Non-Qualified Contract made pursuant to a PAC Agreement is $1,000 unless you also own an existing Contract, in which case the minimum is $100.

          - The minimum subsequent Purchase Payment made pursuant to a PAC Agreement is $100.

     The maximum cumulative Purchase Payments that may be made under the Contract is $1,000,000 without Company approval. We will aggregate multiple Contracts you own for purposes of the $1,000,000 limitation. In addition, for Qualified Contracts, the maximum annual amount of Purchase Payments may be limited by the retirement plan funded by the Contract.

     The maximum amount of Purchase Payments that may be allocated to the Fixed Account in any Contract Year is $1,000,000 for Qualified Contracts and $100,000 for Non-Qualified Contracts. We will aggregate multiple Contracts you own for purposes of this limitation. Purchase Payments that are made under a systematic investment program that has been approved by us are not subject to this limitation. However, we reserve the right to modify or terminate this provision and subject all Purchase Payments to the $100,000 limitation.

     We reserve the right to not allow you to allocate Purchase Payments or transfer Contract Value to the Fixed Account if the Fixed Account interest rate applicable to such Purchase Payments would be less than or equal to 3%.

2.   FREE LOOK PERIOD.

     You may examine a Contract and return it for a refund during the "free look" period. The length of the free look period depends upon the state in which the Contract is issued. However, it will be at least 10 days from the date you receive the Contract. Upon receipt by us, the Contract will be cancelled and amounts refunded. The amount of the refund depends on the state in which the Contract is issued. Generally the refund will be the Contract Value as of the Valuation Date on which we receive your Contract at our Service Center. Some states require us instead to return your Purchase Payment. In addition, a special "free look" period applies in some circumstances to Contracts issued as Individual Retirement Annuities, Simplified Employee Pensions--IRAs or as Roth Individual Retirement Annuities. If you decide to return your Contract for a refund during the "free look" period, please also include a letter instructing us to cancel your Contract.

3.   OWNERS, ANNUITANTS, AND BENEFICIARIES.

     Please note that naming different persons as Owner(s), Annuitant(s), and Beneficiary(ies) can have important impacts on whether death benefits, annuity payments, and rider benefits are paid and on whose life payments are based. Carefully consider the potential consequences under various scenarios when naming Owners, Annuitants, and Beneficiaries, and consult your agent.

     If you elect the GLWB Rider, there are restrictions on naming and changing Owners, Annuitants, and Beneficiaries. (See "Guaranteed Lifetime Withdrawal Benefit.")

     BENEFICIARIES. You designate the Beneficiary. During the Accumulation Period and prior to the death of an Owner, you may change a Beneficiary at any time by signing our form. After the Annuity Date, the Beneficiary may be changed prior to the death of an Owner or the Annuitant. However, in the case of joint Owners, the surviving joint Owner is automatically the Primary Beneficiary and cannot be changed. No Beneficiary change is binding on us until we receive it. We assume no responsibility for the validity of any Beneficiary change. Under a Qualified Contract, the provisions of the applicable plan may prohibit a change of Beneficiary. (See "Federal Tax Matters.")

     You may change the Beneficiary if you send a written change form to our Service Center. Changes are subject to the following:

     1. The change must be filed while you are alive and prior to the Annuity Date;

     2.   The Contract must be in force at the time you file a change;

     3. Such change must not be prohibited by the terms of an existing assignment, Beneficiary designation, or other restriction;

     4. Such change will take effect when we receive it. However, action taken by us before the change form was received will remain in effect; and

     5. The request for change must provide information sufficient to identify the new Beneficiary.

     In the event that all Primary Beneficiaries predecease you, we will pay the death benefit proceeds to the surviving contingent Beneficiaries. In the event that a contingent Beneficiary predeceases you, we will distribute the benefits pro rata to the surviving contingent Beneficiaries. If there are no surviving contingent Beneficiaries, we will pay the benefits to your estate.

     When multiple Beneficiaries are involved, we can not determine the death benefit proceeds until we receive the complete death benefit claim in good order, that is, receipt of proper elections from all

Beneficiaries as well as proof of death. The date on which we receive all required paperwork is the date the Contract is tendered for redemption and the Valuation Date for calculation of the benefits.

     OWNERS. You may not add a new Owner after the Date of Issue without our prior approval. You may change an Owner by written request to our Service Center before the Annuity Date and prior to the death of the Owner. Any replacement or additional Owner must not have attained age 80 prior to the Valuation Date we receive your request without our prior approval.

     ANNUITANTS. Prior to the Annuity Date, an Annuitant may be replaced or added under a Non-Qualified Contract unless the Owner is a non-natural person. Any replacement or additional Annuitant must not have attained age 80 prior to the Valuation Date we receive your request without our prior approval.

     There must be at least one Annuitant at all times. If an Annuitant who is not an Owner dies prior to the Annuity Date, the youngest Owner will become the new Annuitant unless there is a surviving joint Annuitant or a new Annuitant is otherwise named. We will not pay a death benefit upon the death of an Annuitant unless the sole Owner is a non-natural person. Joint Annuitants are only permitted in Non-Qualified Contracts.

4.   ASSIGNMENT.

     During the Accumulation Period and prior to the death of an Owner, you may assign a Non-Qualified Contract at any time by signing our form. No assignment is binding on us until we receive it, and we assume no responsibility for the validity of any assignment. Generally, an interest in a Qualified Contract may not be assigned. If an assignment of the Contract is in effect on the Annuity Date, we reserve the right to pay the assignee, in one sum, that portion of the Withdrawal Value to which the assignee appears to be entitled. Also, amounts payable during the Annuity Period may not be assigned or encumbered (to the extent permitted by law, annuity payments are not subject to levy, attachment or other judicial process for the payment of the payee's debts or obligations). An assignment may subject you to immediate tax liability and may subject you to a 10% tax penalty. (See "Federal Tax Matters.")

B.   THE ACCUMULATION PERIOD.

1.   APPLICATION OF PURCHASE PAYMENTS.

     You select allocation of Purchase Payments to the Subaccount(s) and the Fixed Account, if permitted. The amount of each Purchase Payment allocated to a Subaccount is based on the value of an Accumulation Unit, as computed after we receive the Purchase Payment at our Service Center. If we receive a Purchase Payment at our Service Center before 3:00 p.m. Central time, we will process the payment based on Accumulation Unit values determined at the end of that Valuation Date. If we receive a Purchase Payment at our Service Center on or after 3:00 p.m. Central time, we will process the payment based on Accumulation Unit values determined at the end of the next Valuation Date. Purchase Payments allocated to the Fixed Account begin earning interest one day after we receive them.

     We will credit an initial Purchase Payment no later than the end of the second Valuation Date following the Valuation Date we receive the Purchase Payment at our Service Center, provided that the Purchase Payment is preceded or accompanied by an application that contains sufficient information to establish an account and properly credit such Purchase Payment.

     After the initial purchase, we determine the number of Accumulation Units credited by dividing the Purchase Payment allocated to a Subaccount by the Subaccount's Accumulation Unit value, as computed after we receive the Purchase Payment. The number of Accumulation Units will not change due to investment experience. Accumulation Unit value varies to reflect the investment experience of the Subaccount and the assessment of charges against the Subaccount. We reduce the number of Accumulation Units when we assess the contract fee and the GLWB Rider charge.

     If we are not provided with information sufficient to establish a Contract or to properly credit the initial Purchase Payment, we will promptly request the necessary information. If the requested information is not furnished within five business days after we receive the initial Purchase Payment, or if we determine that we cannot otherwise issue the Contract within the five day period, we will return the initial Purchase Payment to you, unless you consent to our retaining the initial Purchase Payment until the application is completed. If we receive the information sufficient to establish a Contract, we will issue the Contract and allocate the Purchase Payment no later than the end of the second Valuation Date following the Valuation Date we receive the missing information.

     We may issue a Contract without a signed application if:

          - an agent's broker-dealer provides us with application information, electronically or in writing,

          -    we receive the initial Purchase Payment, and

          - you confirm in writing, after the Contract is delivered, that all information in the Contract is correct.

     If you submit your application, initial Purchase Payment, and/or subsequent Purchase Payments to your agent, we will not begin processing your purchase order until we receive the application and Purchase Payment from your agent's broker-dealer.

     Some of the Funds reserve the right to delay or refuse purchase requests from the Separate Account, as may be further described in their prospectuses and/or statements of additional information. Therefore, if you request a transaction under your Contract that is part of a purchase request delayed or refused by a Fund, we will be unable to process your request. In that event, we will notify you promptly in writing or by telephone.

     If you elect the GLWB Rider, we will restrict the Investment Options to which you may allocate Purchase Payments. (See "Guaranteed Lifetime Withdrawal Benefit.")

2.   ACCUMULATION UNIT VALUE.

     Each Subaccount has Accumulation Unit values for each combination of asset based charges. When Purchase Payments are allocated to a Subaccount, the number of units purchased is based on the Subaccount's applicable Accumulation Unit value at the end of the current Valuation Period. When amounts are transferred out of or deducted from a Subaccount, units are redeemed in a similar manner. Generally, we determine the value of an Accumulation Unit as of 3:00 p.m. Central time on each day that the New York Stock Exchange is open for trading.

     The Accumulation Unit value for each subsequent Valuation Period is the relevant investment experience factor for that Valuation Period times the Accumulation Unit value for the preceding Valuation Period. The Accumulation Unit values for each Valuation Period are applied to each day in the Valuation Period.

     Each Subaccount has its own investment experience factor for each combination of charges. The investment experience of the Separate Account is calculated by applying the investment experience factor to the Accumulation Unit value in each Subaccount during a Valuation Period.

     The investment experience factor of a Subaccount for any Valuation Period is determined by the following formula:

               (1 divided by 2) minus 3, where:

                    (1)  is:


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               -    the net asset value per share of the Fund held in the
                    Subaccount as of the end of the current Valuation Period;
                    plus

               - the per share amount of any dividend or capital gain distributions made by the Fund held in the Subaccount, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

               - a charge or credit for any taxes reserved for the current Valuation Period which we determine have resulted from the investment operations of the Subaccount;

                    (2) is the net asset value per share of the Fund held in the Subaccount as of the end of the preceding Valuation Period; and

                    (3) is the factor representing asset-based charges (the mortality and expense risk charge, the administration charge, the Step-Up Death Benefit charge, and the No Withdrawal Charge Rider fee.)

3.   CONTRACT VALUE.

     On any Valuation Date, the Contract Value equals the total of:

          - the number of Accumulation Units credited to each Subaccount, times

          - the value of a corresponding Accumulation Unit for each Subaccount, plus

          -    your interest in the Fixed Account.

4.   TRANSFERS DURING THE ACCUMULATION PERIOD.

     During the Accumulation Period, you may transfer Contract Value among the Subaccounts and the Fixed Account subject to the following provisions:

          - The minimum amount which may be transferred is $500 for each Subaccount and Fixed Account or, if smaller, the remaining amount in the Fixed Account or a Subaccount.

          - No partial transfer will be made if the remaining Contract Value of the Fixed Account or any Subaccount will be less than $100 unless the transfer will eliminate your interest in such account.

          - Total transfers out of the Fixed Account in any Contract Year may not exceed 25% of the value of the Fixed Account as of the prior Contract anniversary or, in the case of transfers in the first Contract Year, the Date of Issue. Transfers made under a systematic investment program approved by us are not currently subject to this limitation, but we reserve the right to impose this or a modified limitation on such transfers in the future. The entire Fixed Account Contract Value may be transferred if a transfer out of the Fixed Account would otherwise result in a Fixed Account Contract Value less than $5,000.

          - A transfer out of the Fixed Account is limited to the amount which exceeds Debt and any withdrawal charge applicable to the Fixed Account Contract Value.

          - Total transfers into the Fixed Account in any Contract Year, that would be credited a current interest rate of 3% or less, may not exceed 25% of Contract Value as of the prior Contract anniversary or, in the case of transfers in the first Contract Year, the Date of Issue. Transfers made under a systematic investment program approved by us are not currently subject to this limitation, but we reserve the right to impose this or a modified limitation on such transfers in the future.

          - We reserve the right to not allow any transfer into the Fixed Account if the Fixed Account interest rate applicable to such transfer would be less than or equal to 3%.

          - No transfer may be made after the Valuation Date falling on the 20th or 7th day of the month before the first annuity payment is due.

          - We will transfer Purchase Payments (and earnings attributable to those Purchase Payments) in the chronological order in which we received such Purchase Payments.

     Any transfer request must clearly specify the amount which is to be transferred and the names of the Subaccounts and/or the Fixed Account that are affected.

     If you authorize a third party to transact transfers on your behalf, we will reallocate the Contract Value pursuant to the third party's instructions. However, we take no responsibility for any third party asset allocation or investment advisory service or program. We may suspend, limit, or cancel acceptance of a third party's instructions at any time and may restrict the Investment Options available for transfer under third party authorizations.

     We will make transfers pursuant to proper written or telephone instructions to our Service Center that specify in detail the requested changes. Transfers involving a Subaccount will be based upon the Accumulation Unit values determined following our receipt of complete transfer instructions. If we receive a transfer request at our Service Center before 3:00 p.m. Central Time, we will process the request based on Accumulation Unit values determined at the end of that Valuation Date. If we receive a transfer request at our Service Center on or after 3:00 p.m. Central Time, we will process the request based on Accumulation Unit values determined at the end of the next Valuation Date. If you or your authorized representative call us to request a telephone transfer but have not given instructions to us prior to 3:00 p.m. Central Time, even if due to our delay in answering your call, we will consider your telephone transfer request to be received after 3:00 Central Time.

     We may suspend, modify or terminate the transfer provisions. If you submit a request for a transfer that is no longer permitted, we will notify you in writing that the transaction is not permissible.

     Some of the Funds reserve the right to delay or refuse purchase requests from the Separate Account, as may be further described in their prospectuses and/or statements of additional information. Therefore, if you request a transaction under your Contract that is part of a purchase request delayed or refused by a Fund, we will be unable to process your request. In that event, we will notify you promptly in writing or by telephone.

     If you elect the GLWB Rider, we will restrict the Investment Options to which you may transfer Contract Value. (See "Guaranteed Lifetime Withdrawal Benefit.")

5. DISRUPTIVE TRADING.

     The Contract is not designed for use by individuals, professional market timing organizations, or other entities that engage in short-term trading, frequent transfers, programmed transfers or transfers that are large in relation to the total assets of a Fund (collectively, "Disruptive Trading"). These activities may require the Fund to maintain undesirable large cash positions or frequently buy or sell portfolio securities. Such transfers may dilute the value of the Fund's shares, interfere with the efficient management of the Fund's portfolio, and increase brokerage and administrative costs of the Funds. As a result, Disruptive Trading may adversely affect a Fund's ability to invest effectively in accordance with its investment objectives and policies, and may harm other Contract Owners and other persons who may have an interest in the Contract (E.G. Annuitants and Beneficiaries.)

     In order to protect our Contract Owners and the Funds from potentially harmful trading activity, we utilize certain policies and procedures that are designed to detect and prevent disruptive trading among the

Funds (the "Disruptive Trading Procedures"). Our Disruptive Trading Procedures consider certain factors in order to identify Disruptive Trading activity, including the following:

     -    the number of transfers made over a period of time;

     -    the length of time between transfers;

     - whether the transfers follow a pattern that appears to be designed to take advantage of short term market fluctuations, particularly within certain Funds;

     -    the dollar amount(s) requested for transfers; and

     - whether the transfers are part of a group of transfers made by a third party on behalf of several individual Contract Owners; and

     -    the investment objectives and/or size of the Funds.

     In addition, the following transfers must be requested through standard United States mail:

          -    transfers in excess of $250,000 per Contract, per day, and

          - transfers into and out of [XXXXXXXX] Subaccounts in excess of $50,000, per Contract, per day.

     We may increase our monitoring of Contract Owners who engage in what we perceive to be disruptive trading, including investigating the transfer patterns within multiple contracts owned by the same Contract Owners. We may also investigate any patterns of disruptive trading identified by the Funds that may not have been captured by our Disruptive Trading Procedures.

     If we determine you are engaged in disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other Contract Owners (or others having an interest in the Contract). [OUR RESTRICTIONS MAY TAKE VARIOUS FORMS, BUT UNDER OUR CURRENT DISRUPTIVE TRADING PROCEDURES WILL INCLUDE LOSS OF TELEPHONE, FAX, OVERNIGHT MAIL, OR INTERNET TRANSFERS. THIS MEANS THAT WE WOULD ACCEPT ONLY WRITTEN TRANSFER REQUESTS WITH AN ORIGINAL SIGNATURE TRANSMITTED TO US AT OUR SERVICE CENTER AND ONLY BY STANDARD UNITED STATES MAIL. WE MAY ALSO RESTRICT THE TRANSFER PRIVILEGES OF OTHERS ACTING ON YOUR BEHALF, INCLUDING YOUR AGENT OR AN ASSET ALLOCATION OR INVESTMENT ADVISORY SERVICE. WE MAY ALSO LIMIT THE NUMBER OF TRANSFERS A CONTRACT OWNER MAY MAKE TO [TWELVE] TRANSFERS DURING A CALENDAR YEAR AND WE MAY LIMIT THE NUMBER OF TIMES A CONTRACT OWNER MAY TRANSFER CONTRACT VALUE INTO PARTICULAR FUNDS TO [TWELVE] TRANSFERS DURING A CALENDAR YEAR.] Subject to the terms of the Contract, we reserve the right to impose, without prior notice, additional or alternate restrictions on allocations and transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other Contract Owners or other holders of the Funds. We will reverse any transactions inadvertently processed in contravention of our restrictions within two days of the date the inadvertently processed transaction occurred.

     Our Disruptive Trading Procedures may vary among the Funds. Some of the Funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the Fund's investment adviser, the Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. If a Fund refuses a transfer request from us, we may not be able to effect certain allocations or transfers that a Contract Owner has requested. Some Funds may impose redemption fees on short-term trading (I.E., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the Funds. We also reserve the right to provide Contract Owner transaction data to the Funds.

     The Funds may have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce these policies and procedures. The prospectuses for the Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. You should be aware that we currently may not have the contractual obligation or the operational capacity to apply the Funds' excessive trading policies and procedures. However, under SEC rules, we are required to: (1) enter into a written agreement with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the excessive trading policies established by the Fund.

     You should be aware that the purchase and redemption orders received by the Funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual Owners of variable insurance contracts. The omnibus nature of these orders may limit the Funds' ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the Funds (and thus our Contract Owners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may invest in the Funds. In addition, if a Fund believes that an omnibus order we submit may reflect one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Fund may reject the entire omnibus order.

     We will apply our Disruptive Trading Procedures consistently without special arrangement, waiver, or exception. However, the Company's ability to detect and deter Disruptive Trading and to consistently apply the Disruptive Trading Procedures may be limited by operational systems and technological limitations. Contract Owners seeking to engage in such transfer activities may employ a variety of strategies to avoid detection. Because identifying Disruptive Trading involves judgments that are inherently subjective, the Company cannot provide assurances that its Disruptive Trading Procedures will detect every Contract Owner who engages in disruptive trading. In addition, the terms of some contracts previously issued by the Company, historical practices or actions, litigation, or certain regulatory restrictions may limit the Company's ability to apply transfer or other restrictions.

     If we are unable to detect Disruptive Trading or are unable to restrict Disruptive Trading because of contract provisions or other reasons, you may experience dilution in the value of your Fund shares. There may be increased brokerage and administrative costs within the Funds, which may result in lower long-term returns for your investments. Additionally, because other insurance companies and/or retirement plans may invest in the Funds, we cannot guarantee that the Funds will not suffer harm from disruptive trading within the variable contracts issued by other insurance companies or among Investment Options available to retirement plan participants.

6.   WITHDRAWALS AND SURRENDERS DURING THE ACCUMULATION PERIOD.

     You may make a partial withdrawal subject to the restrictions set forth below. You also may withdraw all of the Withdrawal Value and surrender the Contract. You should carefully consider taking partial withdrawals or surrendering your Contract, as the following may apply:

     - You may withdraw up to the Free Withdrawal Amount in any Contract Year and we will not assess a withdrawal charge. However, if you withdraw more than the Free Withdrawal Amount in any Contract Year, the excess amount withdrawn may be subject to a withdrawal charge. We also may assess a withdrawal charge upon surrender of the Contract, although we will first apply the Free Withdrawal Amount. (See "Withdrawal Charge.")

     - Withdrawals and surrenders may be subject to federal and state income tax and a 10% penalty tax. (See "Federal Tax Matters.")

     - Partial withdrawals reduce your Contract Value and your death benefit. (See "Death Benefits.") Certain withdrawals also may reduce the value of the guarantees provided by the GLWB Rider. (See "Guaranteed Lifetime Withdrawal Benefit.")

     - Your ability to withdraw or surrender may be limited by the terms of a qualified plan such as Section 403(b) plans. (See "Federal Tax Matters.")

     - We may assess the contract fee and a pro rata portion of the GLWB Rider charge upon full surrender. (See "Contract Fee" and "GLWB Rider Charge.")

     - We may assess premium taxes on partial withdrawals and surrenders. (See "Premium Taxes.")

     If you have Withdrawal Value allocated to more than one Investment Option, your partial withdrawal request must specify the Investment Options from which you would like us to make the withdrawal. If you do not specify, we will withdraw the Withdrawal Value from all Investment Options in which you have an interest on a pro rata basis.

     You may request a partial withdrawal subject to the following:

          - The partial withdrawal must be at least $500 from each Investment Option from which the withdrawal is requested, or the full amount of the Investment Option, if smaller.

          - You must leave at least $100 in each Investment Option after a withdrawal unless the account is eliminated by the withdrawal.

          - We will limit a withdrawal from the Fixed Account to an amount which equals the Fixed Account Contract Value less Debt, less any premium taxes that would apply to the total withdrawal of the Fixed Account, and less interest on any loan to the end of the Contract Year.

          - At least $500 of Contract Value must remain in the Contract after the withdrawal or we will surrender your Contract (which means that withdrawal charges, federal and state income taxes and tax penalties, and premium taxes may apply).

          - Direct transfers, rollovers, and 1035 exchanges are not permitted if there is an outstanding loan.

          - Withdrawals will first reduce Purchase Payments (and earnings attributable to those Purchase Payments) in the chronological order in which they were received.

     Election to withdraw (including the withdrawal amount) shall be made in writing to us at our Service Center and should be accompanied by the Contract if surrender is requested. The Withdrawal Value attributable to the Subaccounts is determined on the basis of the Accumulation Unit values calculated after we receive the request. If we receive a withdrawal or surrender request at our Service Center before 3:00 p.m. Central Time, we will process the request based on Accumulation Unit values determined at the end of that Valuation Date. If we receive a withdrawal or surrender request at our Service Center on or after 3:00 p.m. Central Time, we will process the request based on Accumulation Unit values determined at the end of the next Valuation Date.

     A participant in the Texas Optional Retirement Program ("ORP") must obtain a certificate of termination from the participant's employer before a Contract can be redeemed. The Attorney General of Texas has ruled that participants in the ORP may redeem their interest in a Contract issued pursuant to the ORP only upon termination of employment in Texas public institutions of higher education, or upon retirement, death or total disability. In those states adopting similar requirements for optional retirement programs, we will follow similar procedures.

     If you elect the GLWB Rider, special withdrawal rules apply. (See "Guaranteed Lifetime Withdrawal Benefit.")

7.   DEATH BENEFITS.

STANDARD DEATH BENEFIT

     We will pay a death benefit if an Owner dies before the Annuity Date.

     If death occurs prior to the older Owner's 75th birthday, the death benefit will be the greater of the following, less Debt:

          - the Contract Value as of the date we receive due proof of death, and

          -    the Purchase Payment Death Benefit, described below.

     If death occurs on or after the older Owner's 75th birthday, the death benefit is the Contract Value as of the date we receive due proof of death, less Debt.

     The Purchase Payment Death Benefit on the Date of Issue is equal to the initial Purchase Payment. We will increase the Purchase Payment Death Benefit by the amount of each Purchase Payment. The Purchase Payment Death Benefit after a withdrawal will be equal to the lesser of:

     (a) The Purchase Payment Death Benefit immediately prior to the withdrawal minus the amount of the withdrawal (including any withdrawal charges, premium taxes, and federal and state income taxes and penalty taxes); or

     (b) The Purchase Payment Death Benefit immediately prior to the withdrawal multiplied by the Proportional Reduction Factor.

          The Proportional Reduction Factor is equal to (1) divided by (2), where:

          (1)  is the Contract Value after the withdrawal, and

          (2)  is the Contract Value immediately prior to the withdrawal.

     EXAMPLE:

     Contract Value = $80,000
     Purchase Payment Death Benefit = $100,000
     Debt = $0

     The death benefit is equal to the greater of the Contract Value and the Purchase Payment Death Benefit = Greater of $80,000 and $100,000 = $100,000

     If a withdrawal (including any withdrawal charges, premium taxes, and federal and state income taxes and penalty taxes) of $20,000 is taken, we follow the steps below to calculate the death benefit after the withdrawal:

          - STEP 1: We calculate the Contract Value after the withdrawal. This is the Contract Value immediately prior the withdrawal minus the amount of the withdrawal (including any withdrawal charges, premium taxes, and federal and state income taxes and penalty taxes). ($80,000 - $20,000 = $60,000)

          - STEP 2: We calculate the Proportional Reduction Factor. The Proportional Reduction Factor is the Contract Value after the withdrawal divided by the Contract Value immediately prior to the withdrawal.( $60,000 / $80,000 = 75%)

          - STEP 3: We calculate the Purchase Payment Death Benefit after the withdrawal. This is the lesser of:

                    (a) The Purchase Payment Death Benefit immediately prior to the withdrawal minus the amount of the withdrawal (including any withdrawal charges, premium taxes, and federal and state income taxes and penalty taxes) = $100,000 - $20,000 = $80,000

                    (b) The Purchase Payment Death Benefit immediately prior to the withdrawal multiplied by the Proportional Reduction Factor = $100,000 x 75% = $75,000

               = Lesser of $80,000 and $75,000 = $75,000

          - STEP 4: We calculate the death benefit after the withdrawal. This is equal to the greater of the Contract Value after the withdrawal and the Purchase Payment Death Benefit after the withdrawal

               = Greater of $60,000 and $75,000 = $75,000

     If you elect the GLWB Rider, we may pay a death benefit in excess of the standard death benefit. (See "Guaranteed Lifetime Withdrawal Benefit.")

STEP-UP DEATH BENEFIT

     We currently offer one optional enhanced death benefit under the Contract - the Step-Up Death Benefit. We may discontinue the offering of the Step-Up Death Benefit at any time. The Step-Up Death Benefit may not be available in all states.

     The calculation of benefits under the Step-Up Death Benefit changes after you attain age 81 and certain increases in benefits cease after that age. Therefore, the Step-Up Death Benefit may not be appropriate depending on your proximity to age 81. Prior to electing the Step-Up Death Benefit, you should carefully consider the benefits available based on your age.

          You may elect the Step-Up Death Benefit only if the older Owner is age 80 or younger at the date of application. We deduct a daily charge from your Contract Value for the Step-Up Death Benefit equal to 0.20%, on an annual basis. (See "Step-Up Death Benefit Charge.") Currently, we do not assess a charge for the Step-Up Death Benefit on amounts allocated to the Fixed Account and the [XXXX] Money Market Subaccount. You may elect the Step-Up Death Benefit only on the initial Contract application. You cannot elect the Step-Up Death Benefit after the Date of Issue. If you elect the Step-Up Death Benefit, the death benefit paid upon the death of an Owner will be based on the option you selected.

     If you elect the Step-Up Death Benefit, the death benefit will be equal to the greatest of the following, less Debt:

     1)   The Contract Value as of the date we receive due proof of death;

     2)   The Purchase Payment Death Benefit, described above; or

     3)   The Step-Up Death Benefit, described below.

     The Step-Up Death Benefit on the Date of Issue is equal to the initial Purchase Payment. We will increase the Step-Up Death Benefit by the amount of each subsequent Purchase Payment. The Step Up Death Benefit after a withdrawal will be equal to the lesser of:

     1) The Step-Up Death Benefit immediately prior to the withdrawal minus the amount of the withdrawal (including any withdrawal charges, premium taxes, and federal and state income taxes and penalty taxes); or

     2) The Step-Up Death Benefit immediately prior to the withdrawal multiplied by the Proportional Reduction Factor.

          The Proportional Reduction Factor is equal to (a) divided by (b), where:

          a)   is the Contract Value after the withdrawal, and

          b)   is the Contract Value immediately prior to the withdrawal.

     On each contract anniversary prior to the older Owner's 81st birthday, we will recalculate the Step-Up Death Benefit to equal the greater of:

     1)   The Contract Value on the contract anniversary; and

     2)   The Step-Up Death Benefit on the contract anniversary.

     If an Owner dies prior to a contract anniversary and we receive due proof of death on or after that anniversary, we will not recalculate the Step-Up Death Benefit on that anniversary.

     See the "Standard Death Benefit" above for an example of how we adjust the death benefit values for withdrawals.

     You may not terminate the Step-Up Death Benefit once it is in effect. However, we will terminate the Step-Up Death Benefit upon the earliest of:

     1)   the Annuity Date;

     2)   upon death of any Owner; or

     3)   termination or surrender of the Contract.

     If you elect the GLWB Rider, we may pay a death benefit in excess of the Step-Up Death Benefit. (See "Guaranteed Lifetime Withdrawal Benefit.")

PAYMENT OF DEATH BENEFITS

     The applicable death benefit will be paid to the designated Beneficiary upon the death of the Owner during the Accumulation Period. Upon the death of a joint Owner during the Accumulation Period, the death benefit will be paid to the surviving joint Owner. The death benefit will be paid upon the first to die of any joint Owners.

     If any Owner is not a natural person, we will treat each Annuitant under the Contract as an Owner for death benefit payment purposes and we will pay the death benefit upon the death or change in any Annuitant. We will pay the death benefit to the Beneficiary after we receive due proof of death. We will then have no further obligation under the Contract. The date on which we receive all required paperwork is the date the Contract is tendered for redemption and the Valuation Date for calculation of the benefits.

     We compute the applicable Contract Value under the death benefit at the end of the Valuation Period following our receipt of due proof of death (which may be a certified death certificate and all necessary claim paperwork), the return of the Contract and such other information we may require to process the death benefit. If we receive due proof at our Service Center before 3:00 p.m. Central Time, we will process the death benefit based on Accumulation Unit values determined at the end of that Valuation Date. If we receive a due proof at our Service Center on or after 3:00 p.m. Central Time, we will process the death benefit based on Accumulation Unit values determined at the end of the next Valuation Date.

     When multiple Beneficiaries are involved, death benefits cannot be determined until we receive the complete death benefit claim in good order, that is, receipt of proper elections from all Beneficiaries as well as proof of death.

     The death benefit may be paid in a lump sum. You may defer this sum for up to five years from the date of death. Instead of a lump sum payment, the Beneficiary or the surviving joint Owner, as the case may be, may elect to have the death benefit distributed as stated in Annuity Option 1 for a period not to exceed the Beneficiary's (or the surviving joint Owner's) life expectancy; or Annuity Option 2 or 3 based upon the life expectancy of the Beneficiary (or the surviving joint Owner) provided with respect to Annuity Option 3 that such life expectancy exceeds the certain period of 10 years. (See "The Annuity Period" for a description of the Annuity Options.) The Beneficiary (or the surviving joint Owner) must make this election within 60 days of the time we receive due proof of death, and distribution under these annuity payment options must commence within one year of the date of death. If the death benefit is requested in an


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

amount other than a lump sum and the death benefit is greater than the Contract Value, we will credit the amount of the death benefit that exceeds the Contract Value to the [XX Money Market Subaccount.] If, however, the [XX Money Market Subaccount] is not available as an Investment Option under the Contract at that time, then we will credit the death benefit among the Investment Options in the same proportion that the value of each Investment Option bears to the total Contract Value.

     In most cases, when a death benefit is paid in a lump sum, we will pay the death benefit by establishing an interest bearing account for the Beneficiary, in the amount of the death benefit. We will send the Beneficiary a checkbook, and the Beneficiary will have access to the account simply by writing a check for all or any part of the amount of the death benefit. The account is part of our General Account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the account.

     If the Beneficiary is not a natural person, the Beneficiary must elect that the entire death benefit be distributed within five years of your death.

     If the Contract was issued as a Non-Qualified Contract, an IRA or Roth IRA and your spouse is the only primary Beneficiary when you die, your surviving spouse may elect to be the successor Owner of the Contract by completing the spousal continuation section of the claim form submitted with due proof of your death. Your surviving spouse will become the Annuitant if no Annuitant is living at the time of your death. If your surviving spouse elects to become the successor Owner of the Contract on your death, thereby waiving claim to the death benefit otherwise payable, we will not pay out a death benefit on your death. Instead, we will increase the Contract Value to equal the death benefit amount otherwise payable (if the death benefit is greater than the Contract Value), subject to the following:

          - We will credit the amount of the death benefit that exceeds the Contract Value to the [XX Money Market Subaccount.] If, however, the [XX Money Market Subaccount] is not available as an Investment Option under the Contract at that time, then we will credit the death benefit among the Investment Options in the same proportion that the value of each Investment Option bears to the total Contract Value.

          - Upon the death of your surviving spouse before the Annuity Date, the amount of the death benefit payable will be determined as if:
               (1) the Contract was issued on the date of continuance; and (2) the Contract Value on the date of continuance resulted from receipt of an initial Purchase Payment in that amount.

          - We will assess withdrawal charges, if any, only on Purchase Payments (and earnings attributable to those Purchase Payments) we received on or after the date of continuance.

          - We will terminate the Step-Up Death Benefit if in effect as of the date of your death.

          - Your surviving spouse may elect the Step-Up Death Benefit or any optional enhanced death benefit then offered by us. All such death benefits will be subject to the terms and conditions then in effect at the time of continuance, and all charges and benefits will be calculated as if the coverage was issued to the surviving spouse on the date of continuance and the Contract Value on the date of continuance resulted from receipt of an initial Purchase Payment in that amount.

          - Any subsequent spouse of the surviving spouse Beneficiary will not be entitled to continue the Contract upon the death of the surviving spouse Beneficiary.

In all events, we will pay or apply the Contract's death benefit in accordance with Sections 72(s) or 401(a)(9) of the Code, as applicable.

8. NO WITHDRAWAL CHARGE RIDER. For an additional charge, you may elect the No Withdrawal Charge Rider. You may elect the Rider only on the initial Contract application. You cannot elect the Rider after the Date of Issue. You may not cancel the Rider once it is issued. We may discontinue offering the Rider at any time. The Rider may not be available in all states.

     If you elect this Rider, we will not deduct any withdrawal charge upon partial withdrawal or surrender of the Contract during the Accumulation Period or upon annuitization. (See "Withdrawal Charge.") We will deduct a daily charge for the Rider from your Contract Value, equal to 0.35%, on an annual basis.

     The No Withdrawal Charge Rider will automatically terminate on the earlier of:

     1.   termination or surrender of the Contract; or

     2.   the Annuity Date.

     Please remember that withdrawals and surrenders will have tax consequences, which may include the amount of the withdrawal being subject to income tax and in some circumstances an additional 10% penalty tax. Withdrawals also reduce your Contract Value and your death benefit. (See "Death Benefits.") Certain withdrawals also may reduce the value of the guarantees provided by the GLWB Rider. (See "Guaranteed Lifetime Withdrawal Benefit.") We encourage you to talk to your agent and carefully consider whether the No Withdrawal Charge Rider is right for you.

9. GUARANTEED LIFETIME WITHDRAWAL BENEFIT (GLWB) RIDER - GLWB PLUS FOR ONE AND GLWB PLUS FOR TWO

     CURRENTLY, THE GLWB RIDER IS ONLY AVAILABLE TO QUALIFIED CONTRACTS. YOU SHOULD CONSULT WITH A QUALIFIED TAX ADVISER PRIOR TO ELECTING THE RIDER FOR FURTHER INFORMATION ON TAX RULES AFFECTING QUALIFIED CONTRACTS, INCLUDING IRAS.

     If you are concerned that poor investment performance in the Subaccounts may adversely impact the amount of money you can withdraw from your Contract, we offer for an additional charge an optional Guaranteed Lifetime Withdrawal Benefit Rider ("GLWB Rider"). In general, and subject to certain conditions, the GLWB Rider guarantees the following:

     1. You may make Non-Excess Withdrawals and/or receive monthly Settlement Payments until your Guaranteed Withdrawal Balance is reduced to zero, even if your Contract Value has already reduced to zero. In addition, after the Covered Person's death (or the death of the last surviving Covered Person in the case of the GLWB Plus for Two), your Beneficiary will receive no less than the remaining Guaranteed Withdrawal Balance (as a lump sum in certain cases or as monthly Settlement Payments in others). Your initial Guaranteed Withdrawal Balance is equal to your Purchase Payment (less any premium taxes). This guarantee applies before and after the Annuity Date.

               - Prior to the Lifetime Income Date, the annual amount we guarantee to make available for Non-Excess Withdrawals and/or as monthly Settlement Payments each Contract Year is the GUARANTEED WITHDRAWAL AMOUNT, until the Guaranteed Withdrawal Balance is reduced to zero.

               - On or after the Lifetime Income Date, the annual amount we guarantee to make available for Non-Excess Withdrawals and/or as monthly Settlement Payments each Contract Year is the LIFETIME INCOME AMOUNT.

     2. If your Contract Value is greater than zero on the Lifetime Income Date, we will make the Lifetime Income Amount available to you each Contract Year beginning on the Lifetime Income Date, for the rest of the Covered Person's life (or the life of the last surviving Covered Person in the case of the GLWB Plus For Two). You may access the Lifetime Income Amount by taking Non-Excess Withdrawals and/or receiving monthly Settlement Payments, This guarantee applies even if your Contract Value has reduced to zero after the Lifetime Income Date and even after the Annuity Date.

You must follow all of the rules below for the above guarantees to apply:

     a)   You limit your withdrawals each Contract Year to Non-Excess
          Withdrawals.

     b)   You do not annuitize under the terms of your Contract.

     c)   You do not terminate or surrender the Contract.

     d) There is no divorce prior to the Benefit Phase Start Date or the Annuity Date.

     e) In the case of the GLWB Plus For One, a Non-Qualified Contract with joint Owners is continued if the non-Covered Person dies.

     f) In the case of the GLWB Plus For Two, if a Covered Person dies, the other Covered Person continues the Contract.

THE GUARANTEED LIFETIME WITHDRAWAL BENEFIT DOES NOT GUARANTEE CONTRACT VALUE OR THE PERFORMANCE OF ANY INVESTMENT OPTION.

IMPORTANT: We offer two coverage options: where the GLWB Rider covers one
           Covered Person ("GLWB Plus For One") and where the GLWB Rider covers two Covered Persons ("GLWB Plus For Two"). If both Owners of a Non-Qualified Contract are spouses, or if there is one Owner and a spouse who is the sole Beneficiary, you must choose whether there will be one or two Covered Persons. Please pay careful attention to this designation, as it will impact the GLWB Rider charge and whether the guarantees provided by the GLWB Rider will continue for the life of the surviving spouse. For more information on these options see "Selecting Your Coverage Option" below.

                                   DEFINITIONS

The COVERED PERSON is:

     - The person (or persons in the case of GLWB Plus For Two) whose life we use to determine the Lifetime Income Date, the Annuity Date, and the duration of the monthly Settlement Payments on and after the Benefit Phase Start Date (if such date occurs on or after the Lifetime Income
          Date) or the Annuity Date. The Rider's benefits are based on the life of the Covered Person(s).

GUARANTEED WITHDRAWAL BALANCE means:

     - The total amount we guarantee to be available to you (or your Beneficiary after your death) as Non-Excess Withdrawals and/or monthly Settlement Payments if you meet the Rider's conditions.

     - On the Date of Issue, the initial Guaranteed Withdrawal Balance is equal to your initial Purchase Payment (less any premium taxes). See "Guaranteed Amounts" below for information on how the Guaranteed Withdrawal Balance is affected by Non-Excess and Excess Withdrawals and additional Purchase Payments.

GUARANTEED WITHDRAWAL AMOUNT means:

     - The annual amount we guarantee to be available for Non-Excess Withdrawals prior to the Lifetime Income Date and/or monthly Settlement Payments on and after the Benefit Phase Start Date (if such date occurs before the Lifetime Income Date), while the Guaranteed Withdrawal Balance is greater than zero.

     - On the Date of Issue, the initial Guaranteed Withdrawal Amount is equal to

          5% of the initial Guaranteed Withdrawal Balance. See "Guaranteed Amounts" below for information on how the Guaranteed Withdrawal Amount is affected by Non-Excess and Excess Withdrawals and additional Purchase Payments.

LIFETIME INCOME BASE means:

     - The amount that is used to determine the Lifetime Income Amount on and after the Lifetime Income Date.

     - On the Date of Issue, the initial Lifetime Income Base is equal to your initial Purchase Payment (less any premium taxes). See "Guaranteed Amounts" below for information on how the Lifetime Income Base is affected by Non-Excess and Excess Withdrawals, additional Purchase Payments, and any Bonuses or Step-Ups.

LIFETIME INCOME AMOUNT means:

     - The ANNUAL amount we guarantee to be available for Non-Excess Withdrawals on and after the Lifetime Income Date and/or monthly Settlement Payments on and after the Benefit Phase Start Date (if such date occurs on or after the Lifetime Income Date) or the Annuity Date, while a Covered Person is living or the Guaranteed Withdrawal Balance is greater than zero.

     - On the Lifetime Income Date, the initial Lifetime Income Amount is equal to 5% of your Lifetime Income Base on that date (subject to a maximum of $250,000). We do not calculate the Lifetime Income Amount prior to the Lifetime Income Date. See "Guaranteed Amounts" below for information on how the Lifetime Income Amount is affected by Non-Excess and Excess Withdrawals, additional Purchase Payments, and any Bonuses or Step-Ups.

LIFETIME INCOME DATE means:

     - The contract anniversary on or after the Covered Person reaches age 65, or the Date of Issue if the Covered Person is age 65 or older at the time of purchase of the Contract. In the case of GLWB Plus For Two, we use the life of the older Covered Person to determine the Lifetime Income Date. If the older Covered Person dies before the Lifetime Income Date and the surviving Covered Person chooses to continue the Contract, we will use the life of the surviving Covered Person to redetermine the Lifetime Income Date.

GROSS WITHDRAWAL means:

     - The amount of a partial or full withdrawal from the Contract. This amount will be subject to any withdrawal charges, premium taxes, federal and state income taxes and penalty taxes, and, in the case of a full surrender, the contract fee and a pro rata portion of the GLWB Rider charge, as applicable.

NON-EXCESS WITHDRAWAL means a Gross Withdrawal that:

     - does NOT cause total Gross Withdrawals during a Contract Year beginning PRIOR TO the Lifetime Income Date to exceed the Guaranteed Withdrawal Amount; or

     - does NOT cause total Gross Withdrawals during a Contract Year beginning on or after the Lifetime Income Date to exceed the Lifetime Income Amount; or

     - is taken under a "life expectancy" program established by us (see "Life Expectancy Distributions" below).

EXCESS WITHDRAWAL means a Gross Withdrawal that:

     - causes total Gross Withdrawals during a Contract Year beginning PRIOR TO the Lifetime Income Date to exceed the Guaranteed Withdrawal Amount (or if such total withdrawals have already exceeded the Guaranteed Withdrawal Amount); or

     - causes total Gross Withdrawals during a Contract Year beginning ON OR AFTER the Lifetime Income Date to exceed the Lifetime Income Amount (or if such total withdrawals have already exceeded the Lifetime Income Amount).

SETTLEMENT PAYMENTS mean:

     - Payments we make to you on and after the Benefit Phase Start Date or on and after the Annuity Date if you elect to receive benefits under the GLWB Rider. These payments may be subject to premium taxes as well as federal and state income taxes and penalty taxes.

BENEFIT PHASE occurs:

     -    when the Contract Value is reduced to zero due to:

          -    a Non-Excess Withdrawal; OR

          -    poor market performance; OR

          - the assessment of Contract fees and charges, including the GLWB Rider charge

     - AND either the Guaranteed Withdrawal Balance or the Lifetime Income Amount immediately after any occurs is greater than zero.

STEP-UP means:

     - An increase in the Lifetime Income Base on certain anniversary dates due to positive market performance as reflected in your Contract Value.

BONUS means:

     - An increase in the Lifetime Income Base if you do not take withdrawals during a specified period of time.

IMPORTANT CONSIDERATIONS

     THE ADDITION OF THE GLWB RIDER TO YOUR CONTRACT MAY NOT BE IN YOUR INTEREST SINCE AN ADDITIONAL MONTHLY CHARGE IS IMPOSED FOR THIS BENEFIT AND THE COVERED PERSON(S) MUST REACH THE LIFETIME INCOME DATE AND REMAIN LIVING TO RECEIVE CERTAIN BENEFITS. SINCE THE WITHDRAWAL BENEFIT OF THE GLWB RIDER IS ACCESSED THROUGH REGULAR NON-EXCESS WITHDRAWALS, THE GLWB RIDER MAY NOT BE APPROPRIATE FOR OWNERS WHO DO NOT FORESEE A NEED FOR LIQUIDITY AND WHOSE PRIMARY OBJECTIVE IS TO TAKE MAXIMUM ADVANTAGE OF THE TAX DEFERRAL ASPECT OF THE CONTRACT. CERTAIN QUALIFIED CONTRACTS MAY HAVE WITHDRAWAL RESTRICTIONS WHICH MAY LIMIT THE BENEFIT OF THE RIDER. YOU SHOULD CONSULT WITH YOUR TAX AND FINANCIAL PROFESSIONALS ON THIS MATTER, AS WELL AS OTHER TAX MATTERS ASSOCIATED WITH THE GLWB RIDER, AND DETERMINE WHETHER THE GLWB RIDER IS SUITABLE FOR YOU.

     ALSO, THE GLWB RIDER LIMITS THE INVESTMENT OPTIONS OTHERWISE AVAILABLE UNDER THE CONTRACT AND CONTAINS AGE CAPS, PURCHASE PAYMENT LIMITATIONS, AND RESTRICTIONS ON AN OWNER'S RIGHTS AND BENEFITS AT CERTAIN AGES AND VALUES. YOU SHOULD CAREFULLY CONSIDER EACH OF THESE FACTORS BEFORE DECIDING IF THE GLWB RIDER IS SUITABLE FOR YOUR NEEDS, ESPECIALLY AT OLDER AGES.

     Please carefully consider the following before electing the GLWB Rider:

     - All withdrawals, including Non-Excess Withdrawals and Excess Withdrawals, reduce your Contract Value and death benefit. Federal and state income taxes may apply, as well as a 10% federal penalty tax if a withdrawal occurs before the payee reaches age 59 1/2.

     - You may only allocate Purchase Payments and transfer Contract Value among certain Investment Options (see "Investment Option Restrictions" below).

     - We impose additional limitations on Purchase Payments (see "Making Additional Purchase Payments" below).

     -    You may not cancel the Rider once it is issued.

     - You will begin paying the GLWB Rider charge as of the first Monthiversary following the Date of Issue, even if you do not begin taking withdrawals for many years. If you choose not to take withdrawals, we will not refund the GLWB Rider charge.

     - Unless the sole Owner is a non-natural person, the Owner and Annuitant must be the same individual, and if your Contract has joint Owners, each Owner must be an Annuitant.

     - You cannot change any Owner, joint Owner, Annuitant, or joint Annuitant, unless such change is permitted by us in connection with death or divorce. If your Contract has joint Owners, you also cannot change any Beneficiary, unless such change is permitted by us in connection with death or divorce.

     - There are restrictions regarding who may be named as an Owner, joint Owner, Annuitant, joint Annuitant, and Beneficiary, depending on whether you select GLWB Plus For One or GLWB Plus For Two (see "Naming of Owners, Annuitants, and Beneficiaries" below).

     YOU SHOULD NOT PURCHASE THE GLWB RIDER IF:

     - you expect to take Excess Withdrawals because such Excess Withdrawals may significantly reduce or eliminate the value of the guarantees provided by the Rider; or

     - you do not expect to begin taking Non-Excess Withdrawals before the Annuity Date.

PURCHASING THE GLWB RIDER

     Currently, the GLWB Rider is only available to Qualified Contracts. You may elect the Rider only on the initial Contract application. You cannot elect the Rider after the Date of Issue.

     In the case of GLWB Plus For One, you may only elect the Rider if the Covered Person has not attained age 76. In the case of joint Owners, the age of the older Owner determines eligibility. Where the Owner is a non-natural person, we determine eligibility by the age of the older Annuitant on the Date of Issue.

     In the case of GLWB Plus For Two, you may only elect the Rider if the older Covered Person has not attained age 76. Also, both Covered Persons must have birthdates less than 6 years apart from each other. For example, assume you purchase a Contract on November 1, 2007 and you wish to select GLWB Plus For
Two:

     - EXAMPLE 1: You are born July 1, 1942 and your spouse is born June 1, 1948. Since your birthdates are 5 years and 11 months apart, you may elect GLWB Plus For Two.

     - EXAMPLE 2: You are born July 1, 1942 and your spouse is born August 1, 1948. Since your birthdates are 6 years and 1 month apart, you may NOT elect GLWB Plus For Two.

     We require due proof of age before issuing the Rider. We reserve the right to accept or refuse to issue the GLWB Rider at our sole discretion. We may discontinue offering the Rider at any time. The Rider may not be available in all states.

COVERED PERSONS

     If both Owners of a Non-Qualified Contract are spouses, or if there is one Owner and a spouse who is the sole Beneficiary, you must choose whether there will be one or two Covered Persons. Please pay careful attention to this designation, as it will impact the GLWB Rider charge, the person whose age determines the Annuity Date, and whether the guarantees provided by the GLWB Rider will continue for the life of the surviving spouse. You must choose either the GLWB Plus For One or the GLWB Plus For Two when you elect the GLWB Rider.

     In the case of GLWB Plus For One, the Covered Person is the person whose life we use to determine the Lifetime Income Date, the Annuity Date, and the duration of the monthly Settlement Payments after the Benefit Phase Start Date (if such date occurs on or after the Lifetime Income Date) or the Annuity Date. If there is more than one Owner, the Covered Person will be the older Owner on the Date of Issue. If your Contract is owned by a non-natural person, we will treat the older Annuitant on the Date of Issue as an Owner for purposes of determining the Covered Person.

     In the case of GLWB Plus For Two, you and your spouse will be the Covered Persons whose lives we use to determine the Lifetime Income Date, the Annuity Date, and the duration of the monthly Settlement Payments after the Benefit Phase Start Date (if such date occurs on or after the Lifetime Income Date) or the Annuity Date. A spouse must qualify as a "spouse" under the Code.

     NOTE: [Under the GLWB Rider, the Annuity Date will be the Covered Person's
           [_] birthday, and cannot be changed. If you elect the GLWB Plus For Two, we will use the age of the older Covered Person to determine the Annuity Date. If the older Covered Person dies before the Annuity Date, then we will use the age of the surviving Covered Person to redetermine the Annuity Date.]

     We determine the Covered Person(s) at the time you elect the Rider.

NAMING OF OWNERS, ANNUITANTS, AND BENEFICIARIES

     Unless the sole Owner is a non-natural person, the Owner and Annuitant must be the same individual, and if your Contract has joint Owners, each Owner must be an Annuitant. If the Owner is a non-natural person, we will treat each Annuitant as an Owner under the GLWB Rider, and all Owner provisions and restrictions apply to such Annuitants.

     You cannot change or add any Owner, joint Owner, Annuitant, or joint Annuitant, unless such change is permitted by us in connection with death or divorce. If you elect GLWB Plus For Two, or GLWB Plus For One and your Contract has joint Owners, you also cannot change or add any Beneficiary, unless such change is permitted by us in connection with death or divorce.

IF YOU DO NOT HAVE A SPOUSE ON THE DATE OF ISSUE:

     - You must be named as the sole Owner, and any Beneficiary (spouse or non-spouse) may be named. You will be the Covered Person.

IF YOU HAVE A SPOUSE ON THE DATE OF ISSUE:

     For Qualified Contracts:

          -    Under the Code, only one spouse may be named as the Owner.

          - If you elect GLWB Plus For One, any Beneficiary (spouse or non-spouse) may be named. The Covered Person will be the sole Owner.

          - If you elect GLWB Plus For Two, the other spouse must be named as the sole Beneficiary. The Covered Persons will be the Owner and the sole Beneficiary.

     For Non-Qualified Contracts, you must choose one of the following options:

          1)   one spouse must be named as the sole Owner

               - If you elect GLWB Plus For One, any Beneficiary may be named (spouse or non-spouse). The Covered Person will be the sole Owner.

               - If you elect GLWB Plus For Two, the other spouse must be named as the sole Beneficiary. The Covered Persons will be the Owner and the sole Beneficiary.

          OR:

          2)   both spouses must be named as Joint Owners and Beneficiaries

               - If you elect GLWB Plus For One, the Covered Person will be the older Owner

               - If you elect GLWB Plus For Two, the Covered Persons will be both Owners.

INVESTMENT OPTION RESTRICTIONS

     If you elect the GLWB Rider, you may only allocate your Purchase Payments to and transfer your Contract Value among the following Investment Options:

[LIST FUNDS]

     YOU MAY NOT ALLOCATE ANY PORTION OF YOUR PURCHASE PAYMENTS OR CONTRACT VALUE TO ANY INVESTMENT OPTION NOT LISTED ABOVE.

     You should consult with your financial adviser to assist you in determining whether the Investment Options available with the GLWB Rider are best suited for your financial needs and risk tolerance. We reserve the right to impose additional restrictions on Investment Options at any time.

GLWB RIDER CHARGE

     We assess an additional monthly charge for the GLWB Rider that compensates us for the costs and risks we assume in providing the benefits under the Rider.

     - In the case of GLWB Plus For One, the monthly GLWB Rider charge, which we will deduct from your Contract Value on each Monthiversary, is equal to 0.50%, on an annual basis, of the Lifetime Income Base on that Monthiversary.

     - In the case of GLWB Plus For Two, the monthly GLWB Rider charge, which we will deduct from your Contract Value on each Monthiversary, is equal to 0.75%, on an annual basis, of the Lifetime Income Base on that Monthiversary.

     We deduct the GLWB Rider charge from each Investment Option in the same proportion that the value of each Investment Option bears to your total Contract Value.


     WE RESERVE THE RIGHT TO INCREASE THE GLWB RIDER CHARGE ON THE EFFECTIVE DATE OF EACH STEP-UP. WE GUARANTEE, HOWEVER, THAT THE MONTHLY GLWB RIDER CHARGE WILL NEVER EXCEED 1.00% FOR GLWB PLUS FOR ONE OR 1.50% FOR GLWB PLUS FOR TWO, ON AN ANNUAL BASIS, OF THE LIFETIME INCOME BASE ON EACH MONTHIVERSARY. If we decide to increase the GLWB Rider charge at the time of a Step-Up, then you will receive advance notice and be given the opportunity of no less than 30 days to decline the automatic Step-Up by notifying us at our Service Center in writing.

     We will deduct a pro rata share of the monthly GLWB Rider charge from the amount otherwise due:

     1) If you take an Excess Withdrawal on any date other than a Monthiversary and such withdrawal reduces the Contract Value to zero.

     2)   On the Annuity Date.

     3)   Upon surrender of the Contract.

All charges for the GLWB Rider will cease upon termination (see "Terminating the GLWB Rider" below).

GUARANTEED AMOUNTS

     THE GUARANTEED WITHDRAWAL BALANCE. On the Date of Issue, the initial Guaranteed Withdrawal Balance is equal to your initial Purchase Payment (less any premium taxes). Your Guaranteed Withdrawal Balance can never be more than $5 million.

     THE LIFETIME INCOME BASE. On the Date of Issue, the initial Lifetime Income Base is equal to your initial Purchase Payment (less any premium taxes). The amount of the GLWB Rider charge and the Lifetime Income Amount will increase if the Lifetime Income Base increases. Your Lifetime Income Base can never be more than $5 million.

     NOTE: The Guaranteed Withdrawal Balance and Lifetime Income Base are ONLY used to calculate the Guaranteed Withdrawal Amount and Lifetime Income Amount, respectively. They are not cash values or surrender values, are not available to Owners, are not minimum returns for any Subaccount, and are not guarantees of any Contract Value.

     THE GUARANTEED WITHDRAWAL AMOUNT. On the Date of Issue, the initial Guaranteed Withdrawal Amount is equal to 5% of the initial Guaranteed Withdrawal Balance. Your Guaranteed Withdrawal Amount can never be more than $250,000.

     THE LIFETIME INCOME AMOUNT. On the Lifetime Income Date, the initial Lifetime Income Amount is equal to 5% of your Lifetime Income Base on that date. We do not calculate the Lifetime Income Amount prior to the Lifetime Income Date. Your Lifetime Income Amount can never be more than $250,000.

NOTE: If you take withdrawals prior to the Lifetime Income Date, the initial amount of the Lifetime Income Amount may be less than the previously available Guaranteed Withdrawal Amount.

     Non-Excess Withdrawals, Excess Withdrawals, additional Purchase Payments, Bonuses, and Step-Ups may have an effect on the value of the Guaranteed Withdrawal Balance, the Lifetime Income Base, the Guaranteed Withdrawal Amount, and the Lifetime Income Amount, as follows:

              IF:                                            THEN:
-------------------------------   ---------------------------------------------------------------
you take a Non-Excess             -    we will decrease your Guaranteed Withdrawal Balance;
Withdrawal
                                  -    prior to the Lifetime Income Date:

                                       -    we will decrease your Lifetime Income Base; and

                                       -    we will not change your Guaranteed Withdrawal Amount;

                                  -    on or after the Lifetime Income Date:

                                       -    we will not change your Lifetime Income Base; and

                                       -    we will not change your Lifetime Income Amount.

                                  (See "Taking Withdrawals" below.)

you take an Excess Withdrawal     -    we will decrease your Guaranteed Withdrawal Balance;

                                  -    we will decrease your Lifetime Income Base;

                                  -    prior to the Lifetime Income Date:

                                       -    we will recalculate your Guaranteed Withdrawal Amount;

                                  -    on or after the Lifetime Income Date:

                                       -    we will decrease your Lifetime Income Amount.

                                  (See "Taking Withdrawals" below.)

you make an additional Purchase   -    we will increase your Guaranteed Withdrawal Balance;
Payment
                                  -    we will increase your Lifetime Income Base;

                                  -    prior to the Lifetime Income Date:

                                       -    we will recalculate your Guaranteed Withdrawal Amount;

                                  -    on or after the Lifetime Income Date:

                                       -    we will increase your Lifetime Income Amount.

                                  (See "Making Additional Purchase Payments" below.)

we apply a Bonus and/or Step-Up   -    we will not change your Guaranteed Withdrawal Balance;

                                  -    we will not change your Guaranteed Withdrawal Amount;

                                  -    we will increase your Lifetime Income Base; and

                                  -    on or after the Lifetime Income Date:

                                       -    we will increase your Lifetime Income Amount;

                                  (See "Bonus" and "Step-Up" below.)

TAKING WITHDRAWALS

IMPORTANT CONSIDERATIONS

     You may be assessed charges and penalties if you take withdrawals:

     - Although we currently do not assess a withdrawal charge on Non-Excess Withdrawals, we reserve the right to do so (unless you have elected the No Withdrawal Charge Rider for an additional charge). We will assess a withdrawal charge on Excess Withdrawals if such withdrawals would otherwise be subject to a withdrawal charge. All withdrawals, including Non-Excess Withdrawals and Excess Withdrawals, will reduce the remaining Free Withdrawal Amount in any Contract Year. (See "Withdrawal Charge" and "No Withdrawal Charge Rider.")

     - All withdrawals, including Non-Excess Withdrawals and Excess Withdrawals, reduce your Contract Value and death benefit. Federal and state income taxes may apply, as well as a 10% federal penalty tax if a withdrawal occurs before the payee reaches age 59 1/2. (See
          "Federal Tax Matters.")

     You should carefully consider when to begin taking Non-Excess Withdrawals.

     - You may reduce the value of the guarantees provided by the GLWB Rider, depending on when you begin taking Non-Excess Withdrawals. For example, because Non-Excess Withdrawals taken prior to the Lifetime Income Date reduce your Lifetime Income Base, such withdrawals may lower your initial Lifetime Income Amount when calculated on the Lifetime Income Date.

     - If you delay taking Non-Excess Withdrawals, you may be paying for a benefit you are not using.

Please consult your financial adviser as to the appropriate time for you to begin taking Non-Excess Withdrawals.

NON-EXCESS WITHDRAWALS

If you take a Non-Excess Withdrawal prior   -    We will decrease the Guaranteed Withdrawal
to the Lifetime Income Date:                     Balance by the amount of the withdrawal; AND

                                            -    We will decrease the Lifetime Income Base by
                                                 the amount of the withdrawal.

                                            -    Your Guaranteed Withdrawal Amount will not
                                                 change.

If you take a Non-Excess Withdrawal on or   -    We will decrease the Guaranteed Withdrawal
after the Lifetime Income Date:                  Balance by the amount of the withdrawal; AND

                                            -    Your Lifetime Income Base will not change.

                                            -    Your Lifetime Income Amount will not change.

     THE LIFETIME INCOME AMOUNT MAY BE LESS THAN THE GUARANTEED WITHDRAWAL AMOUNT IF YOU TAKE ANY WITHDRAWALS BEFORE YOUR LIFETIME INCOME DATE.

NOTE: If you choose to receive only a part of, or none of, your Guaranteed
      Withdrawal Amount or Lifetime Income Amount, as applicable, in any given Contract Year, you should understand that annual Non-Excess Withdrawals are not cumulative. You cannot carry over any unused Non-Excess Withdrawals to any future Contract Years.

EXCESS WITHDRAWALS

If you take an Excess Withdrawal prior to   We will automatically decrease the Guaranteed
the Lifetime Income Date:                   Withdrawal Balance to equal the LESSER of:

                                            -    the Guaranteed Withdrawal Balance immediately
                                                 prior to the withdrawal minus the amount of
                                                 the withdrawal; OR

                                            -    the Guaranteed Withdrawal Balance immediately
                                                 prior to the withdrawal multiplied by the
                                                 Proportional Reduction Factor.

                                            We will automatically recalculate the Guaranteed
                                            Withdrawal Amount to equal the LESSER of:

                                            -    the Guaranteed Withdrawal Amount immediately
                                                 prior to the withdrawal; OR

                                            -    5% of the greater of: (a) your Contract Value
                                                 after

                                                 the withdrawal; or (b) the new Guaranteed
                                                 Withdrawal Balance.

                                            We will automatically decrease the Lifetime Income
                                            Base to equal the lesser of:

                                            -    the Lifetime Income Base immediately prior to
                                                 the withdrawal minus the amount of the
                                                 withdrawal; OR

                                            -    the Lifetime Income Base immediately prior to
                                                 the withdrawal multiplied by the Proportional
                                                 Reduction Factor.

                                            THE PROPORTIONAL REDUCTION FACTOR IS EQUAL TO YOUR
                                            CONTRACT VALUE AFTER THE WITHDRAWAL DIVIDED BY YOUR
                                            CONTRACT VALUE IMMEDIATELY PRIOR THE WITHDRAWAL.

If you take an Excess Withdrawal on or      We will automatically decrease the Guaranteed
after the Lifetime Income Date:             Withdrawal Balance to equal the LESSER of:

                                            -    the Guaranteed Withdrawal Balance immediately
                                                 prior to the withdrawal minus the amount of
                                                 the withdrawal; OR

                                            -    the Guaranteed Withdrawal Balance immediately
                                                 prior to the withdrawal multiplied by the
                                                 Proportional Reduction Factor.

                                            We will automatically decrease the Lifetime Income
                                            Base to equal the lesser of:

                                            -    the Lifetime Income Base immediately prior to
                                                 the withdrawal minus the amount of the
                                                 withdrawal; OR

                                            -    the Lifetime Income Base immediately prior to
                                                 the withdrawal multiplied by the Proportional
                                                 Reduction Factor.

                                            We will automatically decrease the Lifetime Income
                                            Amount to equal 5% of the new Lifetime Income Base.

                                            THE PROPORTIONAL REDUCTION FACTOR IS EQUAL TO YOUR
                                            CONTRACT VALUE AFTER THE WITHDRAWAL DIVIDED BY YOUR
                                            CONTRACT VALUE IMMEDIATELY PRIOR THE WITHDRAWAL.

     THE GLWB RIDER IS DESIGNED FOR YOU TO TAKE NON-EXCESS WITHDRAWALS EACH CONTRACT YEAR. YOU SHOULD NOT PURCHASE THE GLWB RIDER IF YOU INTEND TO TAKE EXCESS WITHDRAWALS.

     - EXCESS WITHDRAWALS COULD REDUCE YOUR GUARANTEED WITHDRAWAL BALANCE AND LIFETIME INCOME BASE BELOW THE TOTAL OF YOUR PURCHASE PAYMENTS (LESS PREMIUM TAXES) AND BY SUBSTANTIALLY MORE THAN THE ACTUAL AMOUNT OF THE WITHDRAWAL.

     - EXCESS WITHDRAWALS MAY REDUCE OR EVEN ELIMINATE YOUR FUTURE GUARANTEED WITHDRAWAL AMOUNT AND FUTURE LIFETIME INCOME AMOUNT.

     - WE WILL SURRENDER YOUR CONTRACT, AND YOU WILL LOSE THE GUARANTEES PROVIDED BY THE GLWB RIDER, IF YOUR CONTRACT VALUE IS REDUCED TO ZERO DUE TO EXCESS WITHDRAWALS. YOU WILL NOT RECEIVE ANY FURTHER BENEFITS UNDER THE GLWB RIDER.

MAKING ADDITIONAL PURCHASE PAYMENTS

     You may make additional Purchase Payments at any time prior to the earlier of the Benefit Phase Start Date or the Covered Person's 76th birthday (or the older original Covered Person's 76th birthday in the case of GLWB Plus For Two), subject to the limitations discussed below.

     PURCHASE PAYMENTS PRIOR TO THE LIFETIME INCOME DATE. If we receive a Purchase Payment prior to the Lifetime Income Date, we will increase the Guaranteed Withdrawal Balance and the Lifetime Income Base by the amount of the Purchase Payment (less any premium taxes) (subject to a maximum limit of $5 million).

     We also will recalculate the Guaranteed Withdrawal Amount to equal the greater of:

          - the Guaranteed Withdrawal Amount immediately before the Purchase Payment; or

          - 5% of the Guaranteed Withdrawal Balance immediately after the Purchase Payment.

     PURCHASE PAYMENTS ON AND AFTER THE LIFETIME INCOME DATE. If we receive a Purchase Payment on or after the Lifetime Income Date, we will increase the Guaranteed Withdrawal Balance and the Lifetime Income Base by the amount of the Purchase Payment (less any premium taxes) (subject to a maximum limit of $5 million).

     On and after the Lifetime Income Date, we will increase the Lifetime Income Amount every time we increase the Lifetime Income Base due to our receipt of a Purchase Payment. The new Lifetime Income Amount will equal 5% of the new Lifetime Income Base following the Purchase Payment.

     PURCHASE PAYMENT LIMITATIONS. Please note the following limits on Purchase
Payments:

          - We reserve the right to refuse to accept additional Purchase Payments at any time to the extent permitted in the state we issue your Contract.

          - You must obtain our prior approval if your Contract Value immediately following an additional Purchase Payment would exceed $1,000,000. We will aggregate multiple Contracts you own for purposes of the $1,000,000 limitation.

          - We will not accept an additional Purchase Payment on or after the first contract anniversary without our prior approval if the total of your Purchase Payments after the first contract anniversary would exceed $100,000. If you own a Qualified Contract and make Purchase Payments under a systematic investment program approved by us then we will waive our requirement for prior approval. We will aggregate multiple Contracts you own for purposes of the $100,000 limitation.

     All other limitations on Purchase Payments, as set forth in "Purchase Payments," also apply. We reserve the right to impose additional limitations on Purchase Payments at any time.

BONUS

     A Bonus is available for a limited time (the "Bonus Period"). The Bonus is an incentive for you to defer taking withdrawals until after the Bonus Period. The Bonus Period begins on the first contract anniversary and ends on the earlier of:

     -    the 10th contract anniversary; or

     - the contract anniversary immediately following the Contract Year in which the Covered Person (or the older original Covered Person in the case of GLWB Plus For Two) reaches age 80 .

     If you have never taken a withdrawal, we will increase the Lifetime Income Base by a Bonus on each contract anniversary during the Bonus Period (subject to the maximum Lifetime Income Base limit of $5 million). Each time you qualify for a Bonus, we will increase the Lifetime Income Base:

     - by an amount equal to 5% of total Purchase Payments (less any premium taxes) if you did not previously Step-Up the Lifetime Income Base; otherwise

     - by an amount equal to 5% of the Lifetime Income Base immediately after the latest Step-Up, increased by any Purchase Payments (less any premium taxes) received since such latest Step-Up.

     On and after the Lifetime Income Date, we will increase the Lifetime Income Amount every time we increase the Lifetime Income Base due to a Bonus. The new Lifetime Income Amount will equal 5% of the new Lifetime Income Base after the Bonus.

     We will apply any Bonus before we determine if a Step-Up applies on any contract anniversary.

     Once you take a withdrawal, we will not apply any future Bonuses to the Lifetime Income Base.

NOTE: A bonus increases the Lifetime Income Base, but it is not available in cash and has no effect on your Contract Value.

STEP-UP

     If your Contract Value on any "Step-Up Date" during the "Step-Up Period" is greater than the Lifetime Income Base on that date, we will automatically increase your Lifetime Income Base to equal the Contract Value (subject to the maximum Lifetime Income Base limit of $5 million).

     On and after the Lifetime Income Date, we will increase the Lifetime Income Amount every time we increase the Lifetime Income Base due to a Step-Up. The new Lifetime Income Amount will equal 5% of the new Lifetime Income Base following the Step-Up.

     We will apply any Bonus before we determine if a Step-Up applies on any contract anniversary.

     STEP-UP PERIOD. The Step-Up Period begins on the Date of Issue and ends on the contract anniversary immediately following the Contract Year in which the Covered Person (or the older original Covered Person in the case of GLWB Plus For Two) reaches age 80. NO STEP-UPS WILL OCCUR AFTER THE END OF THE STEP-UP PERIOD.

     STEP-UP DATES. During the Step-Up Period, we schedule the Step-Up Dates for the 3rd, 6th, and 9th contract anniversary after the Date of Issue and every third contract anniversary thereafter while the GLWB Rider is in effect, and on the Lifetime Income Date. After the 9th contract anniversary, in states where permitted, we increase the schedule of Step-Up Dates to include EACH succeeding contract anniversary (e.g., the 10th, 11th, 12th, etc.).

     INCREASE IN GLWB RIDER CHARGE: If we Step-Up the Lifetime Income Base on any date other than the Lifetime Income Date, we reserve the right to increase the monthly GLWB Rider charge up to a maximum of 1.00% for GLWB Plus For One or 1.50% for GLWB Plus For Two, on an annual basis, of the Lifetime Income Base on each Monthiversary (see "GLWB Rider charge" above). If we decide to increase the GLWB Rider charge at the time of a Step-Up, you will receive advance notice and be given the opportunity of no less than 30 days to decline the automatic Step-Up by notifying us at our Service Center in writing.

     If you decline an automatic Step-Up, you will have the option to elect to Step-Up the Lifetime Income Base within 30 days of subsequent Step-Up Dates by submitting a written request to our Service Center. If you decide to Step-Up the Lifetime Income Base, we will thereafter resume automatic Step-Ups.

BENEFIT PHASE

     The Contract enters the Benefit Phase IF:

     -    the Contract Value is reduced to zero due to:

          -    a Non-Excess Withdrawal; OR

          -    poor market performance; OR

          - the assessment of Contract fees and charges, including the GLWB Rider charge

     - AND either the Guaranteed Withdrawal Balance or the Lifetime Income Amount immediately after any occurs is greater than zero.

     On the date your Contract enters the Benefit Phase - the "Benefit Phase Start Date" - we will terminate the GLWB Rider and all other rights and benefits under the Contract, including death benefits and any additional riders. We will not accept additional Purchase Payments and we will not deduct the GLWB Rider charge after the Benefit Phase Start Date.

     During the Benefit Phase, we may make monthly Settlement Payments to you. The amount and duration of the monthly Settlement Payments will depend on whether the Benefit Phase Start Date occurs before or after the Lifetime Income Date. In no case will the total monthly Settlement Payments received in the Benefit Phase (by you or your Beneficiary) be less than the Guaranteed Withdrawal Balance on the Benefit Phase Start Date.

IF THE BENEFIT PHASE START DATE OCCURS BEFORE THE LIFETIME INCOME DATE:

     If the Guaranteed Withdrawal Balance on the Benefit Phase Start Date is less than or equal to $2,000:

     - We will pay you an Initial Settlement Payment equal to the Guaranteed Withdrawal Balance. We will not make any additional monthly Settlement Payments to you.

     If the Guaranteed Withdrawal Balance is greater than $2,000:

     -    We will pay you an Initial Settlement Payment equal to the lesser of:

          - the Guaranteed Withdrawal Amount minus total Gross Withdrawals taken during the current Contract Year (but in no event less than zero); or

          -    the Guaranteed Withdrawal Balance.

     - We will then decrease the Guaranteed Withdrawal Balance by the amount of the Initial Settlement Payment. If the Guaranteed Withdrawal Balance following the Initial Settlement Payment is greater than zero, we will pay you monthly Settlement Payments (beginning one month after the Benefit Phase Start Date) equal to the Guaranteed Withdrawal Amount divided by twelve, reducing the Guaranteed Withdrawal Balance by the amount of each payment until the Guaranteed Withdrawal Balance is equal to zero. If the Covered Person dies (or the last surviving Covered Person dies in the case of GLWB Plus For Two) and the Guaranteed Withdrawal Balance has not been reduced to zero, monthly Settlement Payments will continue to the Beneficiary until the Guaranteed Withdrawal Balance is reduced to zero. The Final Settlement Payment may be less than the remaining Guaranteed Withdrawal Amount divided by twelve.

          EXAMPLE:

          If: The Guaranteed Withdrawal Balance on the Benefit Phase Start Date = $20,100 The Guaranteed Withdrawal Amount = $6,000 The Initial Settlement Payment = $3,000

               The Guaranteed Withdrawal Balance after the Initial Settlement Payment will be $17,100 (= $20,100 - $3,000). We will pay you monthly Settlement Payments of $500 (= $6,000 / 12), reducing the Guaranteed Withdrawal Balance by $500 for each monthly Settlement Payment, until the Guaranteed Withdrawal Balance is reduced to zero. If the Covered Person dies (or the last surviving Covered Person dies in the case of GLWB Plus For Two) and the Guaranteed Withdrawal Balance has not been reduced to zero, the monthly Settlement Payments of $500 will continue to the Beneficiary until the Guaranteed Withdrawal Balance is reduced to zero. In this example, the Guaranteed Withdrawal Balance will be reduced to $100 (= $17,100 - 34 x $500) after the 34th payment.
               Therefore, the Final Settlement Payment (the 35th payment) will be equal to $100.

     - [If you die, the Beneficiary may commute any remaining monthly Settlement Payments at the minimum guaranteed annuitization interest rate specified in the Contract.]

IF THE BENEFIT PHASE START DATE OCCURS ON OR AFTER THE LIFETIME INCOME DATE:

     - We will pay you an Initial Settlement Payment equal to the Lifetime Income Amount minus total Gross Withdrawals taken during the current Contract Year (but in no event less than zero).

     - You will then receive monthly Settlement Payments (beginning one month after the Benefit Phase Start Date) for the rest of the Covered Person's life (or the last surviving Covered Person's life in the case of GLWB Plus For Two) equal to the Lifetime Income Amount divided by twelve. We will reduce the Guaranteed Withdrawal Balance on the Benefit Phase Start Date by the amount of the Initial Settlement Payment and each month thereafter by the amount of the monthly Settlement Payment we make to you. If the Covered Person dies (or the last surviving Covered Person dies in the case of GLWB Plus For Two) and the Guaranteed Withdrawal Balance has not been reduced to zero, monthly Settlement Payments will continue to the Beneficiary until the Guaranteed Withdrawal Balance is reduced to zero. The Final Settlement Payment may be less than the Lifetime Income Amount divided by twelve.

          EXAMPLE:

          If: The Guaranteed Withdrawal Balance on the Benefit Phase Start Date = $20,100
               The Lifetime Income Amount = $6,000
               The Initial Settlement Payment = $3,000

               The Guaranteed Withdrawal Balance after the Initial Settlement Payment will be $17,100 (= $20,100 - $3,000). We will pay you monthly Settlement Payments of $500 (= $6,000 / 12) for the rest of the Covered Person's life (or for the rest of the last surviving Covered Person's life in the case of GLWB Plus For
               Two). If the Covered Person dies (or the last surviving Covered Person dies in the case of GLWB Plus For Two) and the Guaranteed Withdrawal Balance has not been reduced to zero, the monthly Settlement Payments of $500 will continue to your Beneficiary until the Guaranteed Withdrawal Balance is reduced to zero. In this example, the Guaranteed Withdrawal Balance will be reduced to $100 (= $17,100 - 34 x $500) after the 34th payment. If the Covered Person has died (or if the last surviving Covered Person has died in the case of GLWB Plus For Two) before the 35th payment, the Final Settlement Payment (the 35th payment) will be equal to $100, otherwise we will continue to make monthly Settlement Payments of $500 until the Covered Person's death (or the last surviving Covered Person's death in the case of GLWB Plus For Two).

          NOTE: Under Qualified Contracts, we may make higher monthly Settlement
                Payments before the Guaranteed Withdrawal Balance is reduced to zero, if we determine that we must do so based on our calculations of your minimum required distribution. In this case, after the Guaranteed Withdrawal Balance is reduced to zero, we will make monthly Settlement Payments equal to the Lifetime Income Amount divided by twelve, provided that a Covered Person is still living at that time.

     - [If you die, the Beneficiary may commute any remaining monthly Settlement Payments at the minimum guaranteed annuitization interest rate specified in the Contract.]

GLWB DEATH BENEFIT

GLWB DEATH BENEFIT BEFORE THE BENEFIT PHASE START DATE

     1)   GLWB PLUS FOR ONE

     If an Owner's death occurs before the Benefit Phase Start Date and the Beneficiary elects to take the Contract death benefit as a lump sum under our current administrative procedures, the following will apply:

IF:                                     THEN:
--------------------------------------  ----------------------------------------
The Covered Person is the deceased      -    We will pay a GLWB Rider death
Owner:                                       benefit instead of the standard
                                             death benefit or Step-Up Death
                                             Benefit if the GLWB Rider death
                                             benefit is greater. The GLWB Rider
                                             death benefit is equal to the
                                             amount of any Guaranteed Withdrawal
                                             Balance on the date we receive due
                                             proof of death

                                        -    We will terminate the GLWB Rider.

The Covered Person is NOT the           -    We will NOT pay a GLWB Rider death
deceased Owner:                              benefit.

                                        -    We will terminate the GLWB Rider.

NOTE: THIS SITUATION CAN ONLY ARISE IF
JOINT OWNERS ARE NAMED ON THE DATE OF
ISSUE.

     If an Owner's death occurs before the Benefit Phase Start Date and the Beneficiary elects NOT to take the Contract death benefit as a lump sum, the following will apply:

IF:                                     THEN:
--------------------------------------  ----------------------------------------
The Covered Person is the deceased      -    We will pay a GLWB Rider death
Owner, the Beneficiary is the deceased       benefit instead of the standard
Owner's surviving spouse, and the            death benefit or the Step-Up Death
Beneficiary chooses NOT to continue          Benefit if the GLWB Rider death
the Contract):                               benefit is greater. The GLWB Rider
                                             death benefit is equal to the
                                             amount of any Guaranteed Withdrawal
                                             Balance on the date we receive due
                                             proof of death

                                        -    We will terminate the GLWB Rider.

The Covered Person is the deceased      -    We will apply a GLWB Rider death
Owner, the Beneficiary is the deceased       benefit instead of the standard
Owner's surviving spouse, and the            death benefit or the Step-Up Death
Beneficiary chooses to continue the          Benefit if the GLWB Rider death
Contract:                                    benefit is greater. The GLWB Rider
                                             death benefit is equal to the
                                             amount of any Guaranteed Withdrawal
                                             Balance on the date we receive due
                                             proof of death

IF:                                     THEN:
--------------------------------------  ----------------------------------------
                                        -    We will terminate the GLWB Rider.

The Covered Person is the deceased
Owner and the Beneficiary is NOT the
deceased Owner's surviving spouse:

                                        -    We will pay a GLWB Rider death
                                             benefit instead of the standard
                                             death benefit or the Step-Up Death
                                             Benefit if the GLWB Rider death
                                             benefit is greater. The GLWB Rider
                                             death benefit is equal to the
                                             amount of any Guaranteed Withdrawal
                                             Balance on the date we receive due
                                             proof of death

                                        -    We will terminate the GLWB Rider.

The Covered Person is NOT the deceased  -    We will NOT apply a GLWB Rider
Owner, the sole Beneficiary is the           death benefit.
deceased Owner's surviving spouse, and
the Beneficiary chooses to continue     -    We will NOT terminate the GLWB
the Contract:                                Rider - the Rider will continue
                                             unchanged.

                                        -    The surviving Owner may add or
                                             change spouse and non-spouse
                                             Beneficiaries.

NOTE: THIS SITUATION CAN ONLY ARISE IF
JOINT OWNERS ARE NAMED ON THE DATE OF
ISSUE.

The Covered Person is NOT the deceased  -    We will NOT pay a GLWB Rider death
Owner, the sole Beneficiary is the           benefit.
deceased Owner's surviving spouse, and
the Beneficiary chooses NOT to          -    We will terminate the GLWB Rider.
continue the Contract:

NOTE: THIS SITUATION CAN ONLY ARISE IF
JOINT OWNERS ARE NAMED ON THE DATE OF
ISSUE.

     2) GLWB PLUS FOR TWO

     If an Owner's death occurs before the Benefit Phase Start Date and the Beneficiary elects to take the Contract death benefit as a lump sum under our current administrative procedures, the following will apply:

          1. We will NOT pay a GLWB Rider death benefit.

          2. We will terminate the GLWB Rider.

     If an Owner's death occurs before the Benefit Phase Start Date and the Beneficiary elects NOT to take the Contract death benefit as a lump sum, the following will apply:

IF:                                     THEN:
--------------------------------------  ----------------------------------------
The Covered Person is the deceased      -    We will pay a GLWB Rider death
Owner and the Beneficiary is not the         benefit instead of the standard
other Covered Person:                        death benefit or the Step-Up Death
                                             Benefit if the GLWB Rider death
NOTE: THIS SITUATION CAN ONLY ARISE IF       benefit is greater. The GLWB Rider
BOTH OF THE COVERED PERSONS HAVE DIED.       death benefit is equal to the
                                             amount of any Guaranteed Withdrawal
                                             Balance on the date we receive due
                                             proof of death

                                        -    We will terminate the GLWB Rider.

A Covered Person is the deceased        -    We will NOT apply a GLWB Rider
Owner, the Beneficiary is the deceased       death benefit.
Owner's surviving spouse
                                        -    We will NOT terminate the GLWB
                                             Rider - the Rider will

IF:                                     THEN:
--------------------------------------  ----------------------------------------
(and the other Covered Person), and          continue unchanged.
the Beneficiary chooses to continue
the Contract:                           -    The Beneficiary (who is the
                                             surviving spouse) will become the
                                             new Owner and new Annuitant. The
                                             new Owner may add or change spouse
                                             and non-spouse Beneficiaries.

NOTE: THIS SITUATION CAN ARISE IF ONLY
ONE OF THE COVERED PERSONS HAS DIED.

A Covered Person is the deceased        -    We will NOT pay a GLWB Rider death
Owner, the Beneficiary is the deceased       benefit.
Owner's surviving spouse (and the
other Covered Person), and the          -    We will terminate the GLWB Rider.
Beneficiary chooses NOT to continue
the Contract:

NOTE: THIS SITUATION CAN ARISE IF ONLY
ONE OF THE COVERED PERSONS HAS DIED.

     In the case of GLWB Plus For Two, the Rider will continue unchanged and we will not pay a GLWB Rider death benefit upon the death of a Covered Person who is not an Owner. In this case, the Owner may name any new spouse or non-spouse Beneficiaries.

     We will pay or apply any GLWB death benefit due upon the death of an Owner before the Benefit Phase Start Date in the same manner that we pay or apply the Contract death benefit when an Owner's death occurs before the Annuity Date and, in all circumstances, in accordance with Sections 72(s) or 401(a)(9) of the Code, as applicable. Please note that Contract continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. Consult a tax adviser for more information.

GLWB DEATH BENEFIT ON OR AFTER THE BENEFIT PHASE START DATE

     If a Covered Person (or the last surviving Covered Person, in the case of GLWB Plus For Two) dies on or after the Benefit Phase Start Date, we will continue to make the same recurring Settlement Payments that were being made prior to the Covered Person's death to the Beneficiary until the Guaranteed Withdrawal Balance is reduced to zero. If the Benefit Phase Start Date occurs before the Lifetime Income Date, then the Final Settlement Payment may be less than the Guaranteed Withdrawal Amount divided by twelve. If the Benefit Phase Start Date occurs on or after the Lifetime Income Date, then the Final Settlement Payment may be less than the Lifetime Income Amount divided by twelve.

     We will pay or apply any GLWB death benefit due upon the death of a Covered Person (or the last surviving Covered Person, in the case of GLWB Plus For Two) on or after the Benefit Phase Start Date in the same manner that we pay or apply the Contract death benefit when an Owner's death occurs on or after the Annuity Date and, in all circumstances, in accordance with Sections 72(s) or 401(a)(9) of the Code, as applicable. In some cases, the amount of each monthly Settlement Payment we make to the Beneficiary may be greater than the minimum distribution that might otherwise be required.

ANNUITIZATION

     On the Annuity Date, you must elect one of the following options:

          1. Surrender the Contract, and we will terminate the GLWB Rider and pay you the Withdrawal Value (see "Withdrawals and Surrenders During the Accumulation Period");

          2. Elect to receive annuity payments under your Contract, and we will terminate the GLWB Rider and apply your Withdrawal Value as of the Annuity Date to an Annuity Option (see "Annuity Period"); OR

          3. Elect to receive monthly Settlement Payments equal to the Lifetime Income Amount divided by twelve for the rest of the Covered Person's life (or the last surviving Covered Person's life in the case of GLWB Plus For Two), beginning on the Annuity Date. We will reduce the Guaranteed Withdrawal Balance by the amount of each monthly Settlement Payment we make to you. If the Covered Person dies (or the last surviving Covered Person dies in the case of GLWB Plus For Two) and the Guaranteed Withdrawal Balance has not been reduced to zero, monthly Settlement Payments will continue to the Beneficiary until the Guaranteed Withdrawal Balance is reduced to zero. The Final Settlement Payment may be less than the Lifetime Income Amount divided by twelve.

               NOTE: Under Qualified Contracts, we may make higher monthly
                     Settlement Payments before the Guaranteed Withdrawal Balance is reduced to zero, if we determine that we must do so based on our calculations of your minimum required distribution. In this case, after the Guaranteed Withdrawal Balance is reduced to zero, we will make monthly Settlement Payments equal to the Lifetime Income Amount divided by twelve, provided that a Covered Person is still living at that time.

               [If you die, the Beneficiary may commute any remaining monthly Settlement Payments at the minimum guaranteed annuitization interest rate specified in the Contract.]

          EXAMPLE:

          If:  The Contract Value on the Annuity Date = $2,000
               The Guaranteed Withdrawal Balance on the Annuity Date = $17,100 The Lifetime Income Amount = $6,000
               You elect Option 3 above

               We will make monthly Settlement Payments to you of $500 (= $6,000 / 12) for the rest of the Covered Person's life (or the last surviving Covered Person's life in the case of GLWB Plus For
               Two). If the Covered Person dies (or the last surviving Covered Person dies in the case of GLWB Plus for Two) and the Guaranteed Withdrawal Balance has not been reduced to zero, the monthly Settlement Payments of $500 will continue to your Beneficiary until the Guaranteed Withdrawal Balance is reduced to zero. In this example, the Guaranteed Withdrawal Balance will be reduced to $100 (= $17,100 - 34 x $500) after the 34th payment. If the Covered Person has died (or the last surviving Covered Person has died in the case of GLWB Plus For Two) before the 35th payment, the Final Settlement Payment (the 35th payment) will be equal to $100, otherwise we will continue to make monthly Settlement Payments of $500 until the Covered Person's death (or the last surviving Covered Person's death in the case of GLWB Plus For
               Two).

     Please consult your financial adviser as to which option is more appropriate for you.

     We must receive written notification of your election of such payments at least 15 days before the Annuity Date. If we do not receive an election, you will be annuitized under Option 2 above. We will not deduct the GLWB Rider charge after the Annuity Date.

LOANS

     The Loan privilege described in the Contract is not available if you elect the GLWB Rider.

DIVORCE


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     In the event of divorce, the former spouses must provide written notice of the divorce to us at our Service Center, in a form acceptable to us, indicating whether:

     - the former spouses will divide the Contract Value between two Contracts to be separately owned by each former spouse;

     - one former spouse will become (or remain) the sole Owner of the Contract; OR

     - the former spouses will remain as (or become) joint Owners of the Contract.

Depending on the circumstances, the GLWB Rider may or may not continue after a divorce occurs.

Under GLWB Plus For One:

     If the divorce becomes final prior to the Benefit Phase Start Date and the Annuity Date:

          -    There are two situations where we will continue the GLWB Rider:

               1) For Non-Qualified Contracts with joint Owners, we will continue the GLWB Rider where an Owner, who is not the Covered Person, is to be removed from the Contract. Upon our receiving notification of divorce and removal of the Owner who is not the Covered Person, the Owner who is the Covered Person may then name any spouse or non-spouse Beneficiary. Any amounts withdrawn from the Contract in connection with or following the divorce will be treated as Non-Excess Withdrawals or Excess Withdrawals as the case may be, pursuant to the above "Taking Withdrawals" provisions.

               2) For Qualified Contracts, as well as Non-Qualified Contracts with one Owner, we will continue the GLWB Rider where the only change is that a Beneficiary is to be changed or added. Any amounts withdrawn from the Contract in connection with or following the divorce will be treated as Non-Excess Withdrawals or Excess Withdrawals as the case may be, pursuant to the above "Taking Withdrawals" provisions

          - Otherwise, we will terminate the GLWB Rider as of the date of divorce. The Owner(s) may then name any Annuitant or Beneficiary subject to the limitations of the Contract.

     If the divorce becomes final on or after the Benefit Phase Start Date or on or after the Annuity Date:

     - We will split the monthly Settlement Payments according to the written notice of divorce. Prior to our receipt of the written divorce notice, we will make monthly Settlement Payments in the manner prescribed by the Owner pursuant to the terms of the Rider.

     If the non-Covered Person dies before we receive notification of divorce, and the GLWB Rider is subject to termination as discussed above, we will terminate the GLWB Rider on the date of death.

Under GLWB Plus For Two:

     If the divorce becomes final prior to the Benefit Phase Start Date and the Annuity Date:

          - We will terminate the GLWB Rider as of the date of divorce. The Owner(s) may then name any Annuitant or Beneficiary subject to the limitations of the Contract. If one of the former spouses dies before we receive notification of divorce, we will terminate the GLWB Rider on the date of death of the first former spouse to die.

     If the divorce becomes final on or after the Benefit Phase Start Date or on or after the Annuity Date:

          - We will split the monthly Settlement Payments according to the written notice of divorce. Prior to our receipt of the written divorce notice, we will make monthly Settlement Payments


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               in the manner prescribed by the Owner pursuant to the terms of the Rider.

OTHER PROVISIONS

     If you elect the GLWB Rider, all other provisions of your Contract and this Prospectus that do not conflict with the provisions of the GLWB Rider apply, such as "Transfers During the Accumulation Period" and "Withdrawals and Surrenders During the Accumulation Period."

TERMINATING THE GLWB RIDER

     You may not terminate the GLWB Rider once it is in effect. However, we will terminate the GLWB Rider automatically upon the earliest of:

     - the Valuation Date that the Contract Value, the Guaranteed Withdrawal Balance, and the Lifetime Income Amount all equal zero (we will treat this as a surrender);

     -    the Annuity Date;

     -    the Benefit Phase Start Date;

     - upon death of an Owner, in certain circumstances (see "GLWB Death Benefit" above);

     -    upon divorce, in certain circumstances (see "Divorce" above); or

     -    termination or surrender of the Contract.

     Once the GLWB Rider terminates, it cannot be reelected or reinstated. All charges for the GLWB Rider will cease upon termination.

EXAMPLES

     Please refer to Appendices B (GLWB Plus For One) and Appendix C (GLWB Plus For Two ) for hypothetical examples that illustrate the benefits under the GLWB Rider.

FEDERAL TAX ISSUES

     As with any distribution from the Contract, tax consequences may apply to GLWB Rider distributions. The application of certain tax rules, particularly those rules relating to distributions from your Contract, are not entirely clear. In this regard, we intend to treat any amounts received by you under the GLWB Rider after the Rider enters into the Benefit Phase as annuity payments for tax purposes. (However, if the Benefit Phase Start Date occurs before the Lifetime Income Date and the Guaranteed Withdrawal Balance on the Benefit Phase Start Date is less than or equal to $2,000, any amount received will be treated as a surrender payment for tax purposes.) We intend to treat the payments made to you prior to the Benefit Phase as withdrawals for tax purposes. (See "Federal Tax Matters - Taxation of Annuities in General.")

     The GLWB Rider provides benefits that differ from those traditionally offered under variable annuity contracts. If this Rider is in effect, the Covered Person(s) or his or her Beneficiary may be entitled to monthly Settlement Payments even if the Contract Value is zero. Such monthly Settlement Payments may be fully includible in income, if the investment in the Contract has been fully recovered.

LIFE EXPECTANCY DISTRIBUTIONS

     You may request us in writing, in a form acceptable to us, to pay you withdrawals that we determine to be part of a series of substantially equal periodic payments over your "life expectancy" (or the joint life expectancies of both Covered Persons, if you selected GLWB Plus For Two). For purposes of the GLWB Rider, withdrawals under our Life Expectancy Distribution program are distributions within a calendar year


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that are intended to be paid to you as required or contemplated by Code Section
401(a)(9), Section 403(b)(10), Section 408(b)(3), or Section 408A(c), as the
case may be (we sometimes refer to these as "Required Minimum Distributions").

     Under our Life Expectancy Distribution program, we do not consider withdrawals under other contracts you may own when calculating "life expectancy" distributions. In some cases there may be other acceptable methods of calculating the required distribution amount. However you must accept our calculation of the minimum distribution amount in order to participate in our Life Expectancy Distribution program and to avoid potential excess withdrawal treatment.

     We reserve the right to make any changes we deem necessary to comply with the Code and Treasury Regulations. We base our "life expectancy" calculations on our understanding and interpretation of the requirements under tax law applicable to required minimum distributions. You should discuss these matters with your tax adviser prior to electing GLWB Rider.

     We will treat withdrawals under our Life Expectancy Distribution program as Non-Excess Withdrawals. (See "Taking Withdrawals" above).

10. LOANS.

     The Owner of a Contract issued as a tax sheltered annuity under Section 403(b) of the Code or with a qualified plan under Code Section 401, may request a loan (if permitted by the qualified plan) any time during the Accumulation Period. Only one loan may be outstanding on a Contract at a given time. The outstanding loan must be repaid in full before the next loan may be granted. The requirements and limitations governing the availability of loans, including the maximum amount that a participant may take as a loan, are subject to the rules in the Code, IRS regulations, and our procedures in effect at the time a loan is made. In the case of loans made under Contracts which are subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), additional requirements and limitations will apply such as those under the terms of the plan, Department of Labor regulations and ERISA. Because the rules governing loans under Code Section 403(b) contracts and ERISA qualified plans are complicated, you should consult your tax adviser before exercising the loan privilege. Failure to meet the requirements for loans may result in adverse income tax consequences to you. The loan agreement you sign will describe the restrictions and limitations applicable to the loan at the time you apply. For loans subject to ERISA, you also may wish to consult your plan administrator.

     The maximum loan available is the Fixed Account Contract Value minus: 1) any withdrawal charge that applies to the total Fixed Account Contract Value in the year in which you make the loan; 2) less any premium taxes that would apply to the total withdrawal of the Fixed Account; and 3) interest on the loan paid to the end of the Contract Year in which you make the loan. Federal tax law further restricts the total amount of your plan loans to the lesser of (i) 50,000, reduced by the excess of the highest outstanding balance of your loans during the one-year period preceding the date of a loan, over the outstanding balance of your loans, or (ii) the greater of 50% of your plan account value or $10,000. We may defer granting a loan for six months from the date we receive the written loan request at our Service Center.

     Federal tax law requires loans to be repaid in a certain manner and over a certain period of time. For example, loans generally are required to be repaid within five years (except in cases where the loan was used to acquire the principal residence of the plan participant), with repayments made at least quarterly and in substantially level amortized payments over the term of the loan. Failure to make a loan repayment when due will result in adverse tax income tax consequences to you.

     Interest will be charged on your loan amount. If your Contract is not subject to ERISA, the interest rate charged is 5.5%. If your Contract is subject to ERISA, the interest rate charged is based on Moody's Corporate Bond Yield Average--Monthly Average Corporates (rounded to the nearest 0.25%). We are not responsible for determining whether this rate is a "reasonable interest rate" as required by ERISA and we make no representations to that effect.


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

     While a loan is outstanding, we will credit the value securing the loan with interest at the daily equivalent of the annual loan interest rate charged reduced by 2.5%, instead of the current interest rate credited to the Fixed Account. However, this rate will never be lower than the minimum guaranteed Fixed Account interest rate.

     If there is an outstanding loan balance when the Contract is surrendered or annuitized, or when a death benefit is paid, the amount payable will be reduced by the amount of the loan outstanding plus accrued interest. In addition, loans, whether or not repaid, will have a permanent effect on the Contract Value because the investment results of the Investment Options will apply only to the unborrowed portion of the Contract Value. The longer a loan is unpaid, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on amounts held in your loan account while your loan is unpaid, your Contract Value will not increase as rapidly as it would have if no loan were unpaid. If investment results are below that rate, your Contract Value will be greater than it would have been had no loan been outstanding. We will apply any repayment of Debt first to reduce that part of the Debt that can be attributed to interest, and then to that part of the Debt that can be attributed to principal.

     You may repay the Debt in full or in part at any time prior to the Annuity Date. If the Debt equals or exceeds the Fixed Account Contract Value, less any withdrawal charge and less any premium taxes that would apply to the total withdrawal of the Fixed Account, your interest in the Fixed Account will terminate. The termination occurs thirty-one days after we mail notice of termination to your last known address and that of any assignee of record.

     If we receive a loan request at our Service Center before 3:00 p.m. Central Time, we will process the request based on Accumulation Unit values determined at the end of that Valuation Date. If we receive a loan request at our Service Center on or after 3:00 p.m. Central Time, we will process the request based on Accumulation Unit values determined at the end of the next Valuation Date.

     Please note that if you elect the GLWB Rider, the loan privilege is not available to you. (See "Guaranteed Lifetime Withdrawal Benefit.")

11.  TELEPHONE AND FACSIMILE TRANSACTIONS.

          We currently permit requests for transfers to be submitted by telephone by calling 800-[_]. Before telephone transfer instructions will be honored, you must complete a telephone transfer authorization. We also currently permit requests for [transfers, withdrawals, loans, etc.] to be submitted by facsimile at [_]. We reserve the right to discontinue telephone and/or facsimile requests at any time.

          We will employ reasonable procedures to determine that these transactions are genuine. There are risks associated with telephone and facsimile transactions that do not occur if an original handwritten request is submitted. Anyone authorizing or making telephone or facsimile requests bears those risks. We will not be liable for any liability or losses resulting from unauthorized or allegedly unauthorized telephone or facsimile requests that we believe are genuine. We may record telephone requests.

          Also, telephone and facsimile transactions may not always be available, and telephone and facsimile systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons (such as natural disasters, man-made disasters, or simply because of a high number of calls or facsimiles (which is likely to occur during periods of high market turbulence)). These outages or slowdowns may prevent or delay our receipt and/or processing of your request. If you are experiencing problems, you should make your request in writing to our Service Center.

CONTRACT CHARGES AND EXPENSES

     We deduct the following charges and expenses:


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     -  mortality and expense risk charge,

     - contract fee,

     - withdrawal charge,

     - commutation charge,

     - premium tax,

     - administration charge

     - Step-Up Death Benefit Charge,

     - GLWB Rider charge,

     - No Withdrawal Charge Rider fee.

     We may receive compensation from the investment advisers of the Funds for services related to the Funds. (See "The Funds.")

     Subject to certain expense limitations, investment management fees and other Fund expenses are indirectly borne by you.

     The fees and charges we deduct under the Contract may result in a profit to us.

A. ASSET-BASED CHARGES

1. MORTALITY AND EXPENSE RISK CHARGE.

     We deduct a daily charge from your Separate Account Contract Value equal to 1.15%, on an annual basis, of Separate Account Contract Value. The mortality and expense risk charge reimburses us for mortality and expense risks. We deduct this charge during both the Accumulation Period and the Annuity Period.

     Variable Annuity payments reflect the investment experience of each Subaccount but are not affected by changes in actual mortality experience or by actual expenses we incur.

     Our mortality risk arises from two obligations. The first obligation we assume is to pay a standard death benefit that may be greater than the Withdrawal Value. The second obligation we assume is to continue making annuity payments to the Owner for the entire life of the Annuitant under Annuity Options involving life contingencies. We assume the risk that Annuitants will live beyond actuarial life expectancies.

     We also assume the risk that all administrative expenses including Contract maintenance costs, administrative costs, data processing costs, and costs of other services may exceed the mortality and expense risk charge.

     We expect to profit from the mortality and expense risk charge. We may use any profits for any lawful purpose including covering distribution costs.

2. ADMINISTRATION CHARGE.

     We deduct a daily charge from your Separate Account Contract Value equal to 0.15%, on an annual basis, of Separate Account Contract Value. The administration charge reimburses us for expenses incurred for administering the Contracts. These expenses include your inquiries, changes in allocations, reports to you, Contract maintenance costs, and data processing costs. The administration charge covers the average anticipated administrative expenses incurred while the Contracts are in force. There is not necessarily a direct relationship between the amount of the charge and the administrative costs of the particular Contract.

3. STEP-UP DEATH BENEFIT CHARGE.

          If you elect the Step-Up Death Benefit, we will deduct a daily charge from your Contract Value equal to 0.20%, on an annual basis, of Contract Value. This charge covers the cost of administering the Step-Up Death Benefit. Currently, we do not assess a charge for the Step-Up Death Benefit on amounts allocated to the Fixed Account and the [XXXX] Money Market Subaccount.

4.  GLWB RIDER CHARGE

          We assess an additional monthly charge for the GLWB Rider that compensates us for the costs and risks we assume in providing the benefits under the Rider.

     - In the case of GLWB Plus For One, the monthly GLWB Rider charge, which we will deduct from your Contract Value on each Monthiversary, is equal to 0.50%, on an annual basis, of the Lifetime Income Base on that Monthiversary.

     - In the case of GLWB Plus For Two, the monthly GLWB Rider charge, which we will deduct from your Contract Value on each Monthiversary, is equal to 0.75%, on an annual basis, of the Lifetime Income Base on that Monthiversary.

     We reserve the right to increase the GLWB Rider charge on the effective date of each Step-Up. We guarantee, however, that the monthly GLWB Rider charge will never exceed 1.00% (for GLWB Plus For One) and 1.50% (for GLWB Plus For
Two), on an annual basis, of the Lifetime Income Base on each Monthiversary. We also assess a pro rata portion of the charge upon surrender or annuitization.

5.  NO WITHDRAWAL CHARGE RIDER FEE.

     If you elect the No Withdrawal Charge Rider, we will deduct a daily charge from your Contract Value equal to 0.35%, on an annual basis, of Contract Value. We impose this charge to reimburse us for Contract sales expense, including commissions and other distribution, promotion, and acquisition expenses.

B. CONTRACT FEE

     During the Accumulation Period, we deduct a quarterly contract fee from your Contract Value that is equal to $30, on an annual basis. We will waive this fee for Contracts with Contract Value of $50,000 or more as of the end of each calendar quarter we would otherwise deduct the fee.

     The contract fee reimburses us for expenses incurred in establishing and maintaining Contract records. We assess the contract fee at the end of each calendar quarter and upon surrender or annuitization. We will assess the contract fee pro rata against each Subaccount and the Fixed Account.

C. WITHDRAWAL CHARGE.

     We impose a withdrawal charge to reimburse us for Contract sales expense, including commissions and other distribution, promotion, and acquisition expenses. We apply the withdrawal charge as a percentage of Purchase Payments and earnings attributable to those Purchase Payments withdrawn or surrendered. We apply the withdrawal charge on each Purchase Payment (and earnings attributable to that Purchase Payment) withdrawn or surrendered during the first 6 Contribution Years following our receipt of the Purchase Payment. A Contribution Year is each Contract Year in which a Purchase Payment is made and each later year measured from the start of the Contract Year when the Purchase Payment was made. We do not impose the withdrawal charge on any Purchase Payment (or earnings attributable to that Purchase Payment) withdrawn or surrendered more than six Contribution Years following our receipt of that Purchase Payment. We calculate the withdrawal charge separately for each Purchase Payment (and earnings attributable to that Purchase Payment). Total withdrawal charge assessed against a Contract will never exceed 9% of the total Purchase Payments made under the Contract.

     Each Contract Year we guarantee that you can withdraw up to the Free Withdrawal Amount without incurring a withdrawal charge. We also apply the Free Withdrawal Amount upon full surrender of the Contract. The Free Withdrawal Amount, which will never be less than zero, is equal to (a + b) multiplied by 10% - c, where:

     a)   is Contract Value less Debt prior to the withdrawal or surrender ;

     b) is previous partial withdrawals made during the Contract Year (whether or not subject to withdrawal charges); and

     c) is previous partial withdrawals made during the Contract Year that were not subject to withdrawal charges.

     If you elect the GLWB Rider, Non-Excess Withdrawals and Excess Withdrawals will reduce the remaining Free Withdrawal Amount in any Contract Year. (See Guaranteed Lifetime Withdrawal Benefit.")

     If you withdraw an amount in excess of the Free Withdrawal Amount, we may impose a withdrawal charge on the excess. At the time of the withdrawal or surrender, we will determine whether the amount withdrawn includes Purchase Payments (and earnings attributable to those Purchase Payments) that were made within the previous six Contribution Years. We will determine the withdrawal charge percentage for each Purchase Payment and earnings attributable to that Purchase Payment withdrawn as follows:

CONTRIBUTION YEAR   WITHDRAWAL CHARGE
-----------------   -----------------
      First                6%
     Second                5%
      Third                4%
     Fourth                3%
      Fifth                2%
      Sixth                1%
    Seventh +              0%

     [EXAMPLE TO BE PROVIDED.]

     For purposes of calculating the withdrawal charge on partial withdrawals, we assume that amounts are withdrawn from Purchase Payments and earnings attributable to those Purchase Payments in the chronological order in which they were received.

     Unless you request otherwise, we deduct a withdrawal charge from the amount of the partial withdrawal. This means that when a withdrawal is requested and a withdrawal charge applies, you will receive a check for less than the amount requested. If you request otherwise and a withdrawal charge applies, we will reduce your Contract Value by the withdrawal charge in addition to the dollar amount sent to you.

     If you elect the GLWB Rider, please note that although we currently do not assess a withdrawal charge on Non-Excess Withdrawals, we reserve the right to do so (unless you have elected the No Withdrawal Charge Rider for an additional charge). We will assess a withdrawal charge on Excess Withdrawals if such withdrawals would otherwise be subject to a withdrawal charge. (See "Guaranteed Lifetime Withdrawal Benefit.")


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

     Because Contribution Years are based upon the date each Purchase Payment is made, you may be subject to a withdrawal charge even though the Contract may have been issued many years earlier. (For additional details, see "Withdrawals and Surrenders During the Accumulation Period.") For example:

          -  You make a $15,000 Purchase Payment in the first Contract Year.

          -  You make a $10,000 Purchase Payment in the fourth Contract year.

          - In the fifth Contract Year, the $15,000 Purchase Payment is in its fifth Contribution year and the $10,000 Purchase Payment is in its second Contribution Year.

     The withdrawal charge also generally applies at annuitization to amounts attributable to Purchase Payments (and earnings attributable to those Purchase Payments) in their sixth Contribution Year or earlier. However, we do not assess a withdrawal charge upon annuitization if you select Annuity Option 2, 3, 4, or 5, or if payments under Annuity Option 1 are scheduled to continue for at least ten years. See "The Annuity Period--Annuity Options" for a discussion of the Annuity Options available.

     Please note that if you elect the No Withdrawal Charge Rider, we will not assess any withdrawal charge upon partial withdrawal or surrender of the Contract during the Accumulation Period or upon annuitization. See "No Withdrawal Charge Rider" for a description of the Rider, including its charges and restrictions.

     Currently, we anticipate withdrawal charges will not fully cover distribution expenses. Unrecovered distribution expenses may be recovered from our general assets. Those assets may include proceeds from the mortality and expense risk charge.

     For Qualified Contracts, we will waive withdrawal charges on partial withdrawals and full surrender if a Contract is surrendered in the sixth Contract Year or later and the Owner is at least 59 1/2 years old at the time of such surrender. Currently, we do not assess withdrawal charges on required minimum distributions but reserve the right to do so.

     We may reduce or eliminate the withdrawal charge if we anticipate that we will incur lower sales expenses or perform fewer services because of economies due to the size of a group, the average contribution per participant, or the use of mass enrollment procedures.

     Subject to certain exceptions and state approvals, withdrawal charges also are not assessed on withdrawals:

          - after you have been confined in a skilled health care facility or hospital for at least 90 consecutive days and you remain confined at the time of the request;

          - within 45 days following your discharge from a skilled health care facility after a confinement of at least 90 days; or

          -  if you become disabled.

     The confinement must begin prior to your 75th birthday and at least two years after the later of the Date of Issue or the date the waiver endorsement was added to your Contract. The disability must begin prior to your 66th birthday and at least two years after the later of the Date of Issue or the date the waiver endorsement was added to your Contract. We must receive satisfactory proof of your disability. The proof may be a statement from your attending physician or any other proof satisfactory to us.

     "Disability" is defined as the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death, or which has lasted or can be expected to last for a continuous period of not less than 12 months.


                                       56

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     Such disability or confinement must not be due to:

          -    substance abuse, or

          - mental or personality disorder without a demonstrable organic disease (a degenerative brain disease such as Alzheimer's Disease is considered an organic disease).

     Skilled Health Care Facility means a place which:

          - is licensed by the state, or certified if your state certifies such facilities, or operated pursuant to law if your state neither licenses nor certifies such facilities;

          - provides skilled nursing care under the supervision of a physician;

          - has twenty-four hour a day nursing services by or under the supervision of a licensed practical nurse (LPN) or a registered nurse (RN); and

          - keeps a medical record in accordance with accepted professional standards and practices for each patient.

     Hospital means a place that is licensed by the state as a hospital and is operating within the scope of its license. If your state does not license hospitals, then hospital means a place that is operated as a hospital pursuant to law.

     Restrictions and provisions related to the above withdrawal charge waiver are described in the Contract endorsements.

D. COMMUTATION CHARGE.

     We deduct a commutation charge if you request a lump sum payment with respect to: 1) any remaining periodic payments in the certain period under Annuity Options 1, 3 and 5 upon the death of an Annuitant during the Annuity Period; or 2) any remaining payments under Annuity Option 1. We deduct this charge to compensate us for any losses we might incur as a result of selling assets we hold to make a lump sum payment to you and for administrative costs in processing commuted values. The charge is equal to the following:

     For a fixed Annuity Option:

          1) the present value of any remaining guaranteed payments (as of the date of calculation), using a discount rate that is equal to the interest rate used in calculating the initial income payment; LESS

          2) the present value of any remaining guaranteed payments (as of the date of calculation), using a discount rate that is equal to the interest rate used in calculating the initial income payment plus 1%.

     For a variable Annuity Option:

          1) the present value of any remaining guaranteed payments (as of the date of calculation), using a discount rate that is equal to the assumed investment rate used in calculating the initial income payment; LESS

          2) the present value of any remaining guaranteed payments (as of the date of calculation), using a discount rate that is equal to the assumed investment rate used in calculating the initial income payment plus 1%.

E. INVESTMENT MANAGEMENT FEES AND OTHER EXPENSES.

     Each Fund's net asset value reflects the deductions of investment management fees, Rule 12b-1 fees (if applicable), and certain general operating expenses. Subject to limitations, you indirectly bear these fees


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and expenses. Further detail is provided in the prospectuses for the Funds'
statements of additional information.

F. STATE PREMIUM TAXES.

     Certain state and local governments impose a premium tax ranging from 0% to 3.50% of Purchase Payments. If we pay state premium taxes, we will deduct the amount paid from:

          -  Purchase Payments when we receive them, or

          -  Partial withdrawals or full surrender, or

          - The total Contract Value applied to an Annuity Option at the time annuity payments start, or

          -  Annuity payments when we pay them, or

          - If you have elected the GLWB Rider, monthly Settlement Payments when we pay them (see "Guaranteed Lifetime Withdrawal Benefit").

     If we deduct premium taxes from each annuity payment or each monthly Settlement Payment when we pay them, we will reduce each payment by the premium tax percentage multiplied by the amount of each payment until we have recovered an amount equal to the premium tax that we paid. In no case will we deduct a total of more than the premium tax that we paid.

     [Example to follow if necessary]

     See "Appendix A--State Premium Tax Chart" in the Statement of Additional Information.

G. REDUCTION OR ELIMINATION OF CERTAIN CHARGES.

     Contracts may be available for purchase in certain group or sponsored arrangements that qualify for reductions or eliminations of certain charges, the time periods in which such charges apply, or both. Group arrangements include those in which a trustee, an employer or an association purchases Contracts covering a group of individuals. Sponsored arrangements include those in which an employer or association allows us to offer Contracts to its employees or members on an individual basis.

     The contract fee may be reduced or eliminated if we anticipate lower administrative expenses. In certain other circumstances, sales expenses for Contracts purchased in certain group or sponsored arrangements may be reduced or eliminated and the applicable withdrawal charges may be reduced or eliminated.

     In determining whether a group or sponsored arrangement qualifies for reduced or eliminated charges, we will consider among other factors:

          - the size and type of group to which sales are to be made and administrative services provided, and the persistency expected from the group;

          - the total amount of Purchase Payments to be received and the method in which they will be remitted;

          -  any prior or existing relationship with us;

          -  the level of commission paid to selling broker-dealers;

          - the purpose for which the Contract is being purchased, and whether that purchase makes it likely that sales costs and administrative expenses will be reduced; and


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          -  the frequency of projected surrenders or distributions.

     We make any reductions or eliminations according to objective guidelines in effect when an application for a Contract is approved. We may change these guidelines from time to time. Any variation in the charges will reflect differences in costs or services and will be offered uniformly to all members of the group or sponsored arrangement. In no event will a charge reduction or elimination be permitted if it is unfairly discriminatory to any person or prohibited by law.

     We may also decrease the mortality and expense risk charge, the administration charge, and the contract fee without notice. However, beyond what is disclosed above, we guarantee that they will not increase. We bear the risk that those charges will not cover our costs. On the other hand, should the charges exceed our costs, we will not refund any charges. Any profit is available for corporate purposes including, among other things, payment of distribution expenses.

     We may also offer reduced fees and charges, including but not limited to, the mortality and expense risk charge, the administration charge, and the contract fee, for certain sales that may result in cost savings. Reductions in these fees and charges will not unfairly discriminate against any Owner.


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                               THE ANNUITY PERIOD

     Contracts may be fully annuitized under one of several Annuity Options, which are available either on a fixed or variable basis. However, states may require variations to the Contract. If a state variation applies, it will appear in the Contract, an endorsement to the Contract, or a supplement to this Prospectus. You may annuitize any time after the first Contract Year. Annuity payments will begin on the Annuity Date under the Annuity Option you select. You may write to us prior to the payment of the death benefit or the first annuity payment date to request a change of the Annuity Date. Subject to state variation, the Annuity Date may not be after the later of the original older Owner's or Annuitant's 90th birthday. (See "Federal Tax Matters, 1. Tax Deferral During Accumulation Period, DELAYED ANNUITY DATES".) [Under the GLWB Rider, the Annuity Date will be the Covered Person's [ ] birthday, and cannot be changed. If you elect the GLWB Plus For Two, we will use the age of the older Covered Person to determine the Annuity Date. If the older Covered Person dies before the Annuity Date, then we will use the age of the surviving Covered Person to redetermine the Annuity Date.] (See "Guaranteed Lifetime Withdrawal Benefit.") We do not permit partial annuitization.

     If you elect the GLWB Rider, you may choose to receive monthly Settlement Payments under the Rider rather than annuity payments under the Contract once you reach the Annuity Date. (See "Guaranteed Lifetime Withdrawal Benefit.")

1. ANNUITY PAYMENTS.

     Annuity payments are based on:

          -  the annuity table specified in the Contract,

          -  the selected Annuity Option, and

          - the investment performance of the selected Subaccount(s) (if variable annuitization is elected).

          - the interest rates at the time of annuitization (if fixed annuitization is elected).

     Under variable annuitization, you will receive the value of a fixed number of Annuity Units each month. An Annuity Unit's value reflects the investment performance of the Subaccount(s) selected. The amount of each annuity payment varies accordingly.

     The total amount applied upon annuitization is equal to the total Contract Value less Debt and less any applicable withdrawal charge, premium taxes, contract fee, and pro rata portion of the GLWB charge. (For additional details, see "Withdrawal Charge" and "Premium Taxes.") If you elect the No Withdrawal Charge Rider for an additional fee, we will not impose a withdrawal charge upon annuitization. (See "No Withdrawal Charge Rider.")

2. ANNUITY OPTIONS.

     You may elect one of the Annuity Options. We must receive an election of an Annuity Option in writing at our Service Center at least 15 days before the Annuity Date. If no Annuity Option is elected, monthly annuity payments will be made in accordance with Option 3 below if there is one Annuitant on the Annuity Date or under Option 5 if there are joint Annuitants on the Annuity Date. You may change an Annuity Option before the Annuity Date. We reserve the right to add additional Annuity Options in the future.

     An election [before the Annuity Date] will be revoked by: 1) a subsequent change of Beneficiary, or 2) an assignment of the Contract unless the assignment provides otherwise.


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     The Annuity Option selected must result in a payment that is at least equal to our minimum payment, according to our rules, at the time the Annuity Option is chosen. If the total amount applied at annuitization is less than $2,000, we have the right to make the payment in lump sum.

     The amount of periodic annuity payments may depend upon:

          -  the Annuity Option selected;

          -  the age and sex of the Annuitant; and

          - the investment performance of the selected Subaccount(s) (if variable annuitization is elected).

          - the interest rates at the time of annuitization (if fixed annuitization is elected).

     For example:

          - if Option 2, life income, is selected, each payment might be smaller than Option 1, income for a specified period, for younger Annuitants and larger than Option 1 for older Annuitants.

          - if Option 3, life income with installments guaranteed, is selected, each payment will be smaller than if Option 2, life income is selected; however, the Owner or Beneficiary may receive more payments under Option 3 if the Annuitant dies before the end of the certain period

          - if Option 4, the joint and survivor annuity, is selected, each payment will be smaller than if Option 2, life income is selected.

     The age of the Annuitant also influences the amount of periodic annuity payments because an older Annuitant is expected to have a shorter life span, resulting in larger payments. The sex of the Annuitant influences the amount of periodic payments, where males are expected to have a shorter life span than females, also resulting in larger payments. Finally, if you participate in a Subaccount with higher investment performance, it is likely you will receive a higher periodic payment.

     If you die before the Annuity Date, available Annuity Options are limited. The Annuity Options available are:

          -  Option 2 over the lifetime of the Beneficiary, or

          - Option 1 or 3 with a specified period or certain period no longer than the life expectancy of the Beneficiary. The life expectancy of the Beneficiary must be at least ten years as of the date that he or she elects Option 1 or Option 3.]

     The death benefit distribution must begin no later than one year from your death, unless a later date is permitted by federal regulation.

     If the Beneficiary is not an individual, the entire interest must be distributed within five years of your death.

OPTION 1--INCOME FOR SPECIFIED PERIOD.

     Option 1 provides an annuity payable monthly for ten years. If you must take required minimum distributions from a Qualified Contract, consult a tax advisor before selecting this Option, as it may not satisfy those requirements in all situations.

OPTION 2--LIFE INCOME.


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     Option 2 provides for an annuity payable monthly over the lifetime of the
Annuitant. If Option 2 is elected, annuity payments terminate automatically and immediately on the Annuitant's death without regard to the number or total amount of payments made. Thus, it is possible for a you to receive only one payment if death occurred prior to the date the second payment was due.

OPTION 3--LIFE INCOME WITH INSTALLMENTS GUARANTEED.

     Option 3 provides an annuity payable monthly for a certain period of 10 years and thereafter during the Annuitant's lifetime. If you must take required minimum distributions from a Qualified Contract, consult a tax advisor before selecting this Option, as it may not satisfy those requirements in all situations.

OPTION 4--JOINT AND SURVIVOR ANNUITY.

     Option 4 provides an annuity payable monthly while both Annuitants are living. Upon either Annuitant's death, the monthly income payable continues over the life of the surviving Annuitant at a percentage of the original payment. The percentage payable must be selected at the time the Annuity Option is chosen. The percentages available are 50%, 66 2/3%, 75% and 100%. Annuity payments terminate automatically and immediately upon the surviving Annuitant's death without regard to the number or total amount of payments received.

OPTION 5--JOINT AND SURVIVOR ANNUITY WITH INSTALLMENTS GUARANTEED.

     Option 5 provides an annuity payable for a certain period of 10 years and thereafter while either Annuitant is alive. If you must take required minimum distributions from a Qualified Contract, consult a tax advisor before selecting this Option, as it may not satisfy those requirements in all situations.

3. ALLOCATION OF ANNUITY.

     Subject to state variation, you may elect to transfer your Contract Value (as of the end of the Valuation Date falling on the 20th or 7th day of the month before the first annuity payment is due) to arrange for payments on a fixed or variable basis, or a combination of both. With the exception of the restriction that limits transfers out of the Fixed Account to an amount which exceeds Debt and any withdrawal charge, you will not be subject to the transfer restrictions that we would normally impose. If we do not receive an election, any Fixed Account Contract Value will be annuitized on a fixed basis and any Separate Account Contract Value will be annuitized on a variable basis.

     Transfers among the Subaccounts during the Annuity Period are permitted subject to certain limitations. We reserve the right to restrict the number of Subaccounts available during the Annuity Period.

4. FIXED ANNUITY PAYMENTS

     The portion of your Contract Value (as of the end of the Valuation Date falling on the 20th or 7th day of the month before the first annuity payment is due) that you elect to have paid to you as a Fixed Annuity is reduced by any Debt, any applicable premium taxes, withdrawal charges, contract fee, and a pro rata portion of the GLWB Rider charge. The value that remains is used to determine Fixed Annuity payments under the annuity option that you selected. We prepare tables for each annuity option that show the monthly payment for each $1,000 applied to that annuity option. Each Fixed Annuity payment will be equal to the first regardless of investment, mortality or expense experience, unless the annuity option selected specifies that there is to be a reduction in payments after the death of an Annuitant.

5. VARIABLE ANNUITY PAYMENTS

     The portion of your Contract Value (as of the end of the Valuation Date falling on the 20th or 7th day of the month before the first annuity payment is due) allocated to each Subaccount is reduced by any


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applicable premium taxes, withdrawal charges, contract fee, and a pro rata portion of the GLWB Rider charge. The value that remains for each Subaccount is then used to determine the first annuity payment for each Subaccount under the annuity option that you selected. The first annuity payment is divided by the Annuity Unit value (see below) for each Subaccount as of the Annuity Date to establish the number of Annuity Units per payment for each Subaccount. The number of units will not change after the initial determination unless a transfer occurs or the annuity option selected specifies that there is to be a reduction in payments upon the death of an Annuitant. Future variable annuity payments are determined by multiplying the number of Annuity Units per payment for each Subaccount by the Annuity Unit value for each Subaccount on the Valuation Date that each annuity payment is due and summing the result.

     The tables that we prepare for each annuity option are calculated with an assumed investment rate of 2.50% per annum. If the actual annualized net investment rate in a Subaccount exceeds 2.50% per annum, variable annuity payments for that Subaccount will increase. Conversely, if the actual annualized net investment rate for a Subaccount is less than 2.50% per annum, variable annuity payments for that Subaccount will decrease.

     ANNUITY UNIT VALUE. Annuity Unit values are determined independently for each Subaccount. The Annuity Unit value for any Valuation Date is:

          -  Annuity Unit value for the preceding Valuation Date, times

          -  the net investment factor for the current Valuation Date, times

          - an interest factor which offsets the assumed investment rate of 2.5% per annum used in the Contract's annuity tables.

     The net investment factor for a Subaccount for any Valuation Date is:

          - the Subaccount's Accumulation Unit value at the end of the current Valuation Date, plus or minus the per share charge or credit for taxes reserved, divided by

          - the Subaccount's Accumulation Unit value at the end of the preceding Valuation Date, plus or minus the per share charge or credit for taxes reserved.

6. TRANSFERS DURING THE ANNUITY PERIOD.

     During the Annuity Period, you may, by written request to our Service Center, transfer Contract Value from one Subaccount to another Subaccount, subject to the following limitations:

          - Transfers among Subaccounts are prohibited during the first year of the Annuity Period; subsequent transfers are limited to one per year.

          -  All interest in a Subaccount must be transferred.

          - If we receive notice of transfer to a Subaccount more than seven days before an annuity payment date, the transfer is effective during the Valuation Period after the date we receive the notice.

          - No transfer may be made to a Subaccount during the seven days before an annuity payment date.

          - At least $5,000 of Annuity Unit value must be transferred from a Subaccount, unless the transfer will eliminate your interest in the Subaccount and at least $5,000 of Annuity Unit value must remain in the Subaccount after a transfer, unless the transfer will eliminate Your interest in the Subaccount.

          -  You may not transfer to or from the Fixed Account.


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     A Subaccount's Annuity Unit value is determined at the end of the Valuation
Period preceding the effective date of the transfer. We may suspend, change or terminate the transfer privilege at any time.

7. DEATH PROCEEDS.

     If the Annuitant dies, we will automatically continue any unpaid installments for the remainder of the certain period under Annuity Options 1, 3 or 5. If the Owner elects, we will pay a lump sum payment of the present value of the remaining payments in the certain period. The election to receive the lump sum payment must be made within 60 days of our receipt of due proof of death of the Annuitant or joint Annuitants.

     We deduct a commutation charge if you request a lump sum payment with respect to: 1) any remaining periodic payments in the certain period under Annuity Options 1, 3 and 5 upon the death of an Annuitant during the Annuity Period; or 2) any remaining payments under Annuity Option 1. The charge is equal to the following:

     For a fixed Annuity Option:

          1) the present value of any remaining guaranteed payments (as of the date of calculation), using a discount rate that is equal to the interest rate used in calculating the initial income payment; LESS

          2) the present value of any remaining guaranteed payments (as of the date of calculation), using a discount rate that is equal to the interest rate used in calculating the initial income payment plus 1%.

     For a variable Annuity Option:

          1) the present value of any remaining guaranteed payments (as of the date of calculation), using a discount rate that is equal to the assumed investment rate used in calculating the initial income payment; LESS

          2) the present value of any remaining guaranteed payments (as of the date of calculation), using a discount rate that is equal to the assumed investment rate used in calculating the initial income payment plus 1%.

     The amount of each payment for purposes of determining the present value of any variable installments will be determined by applying the Annuity Unit value next determined following the election to commute the remaining payments.

     If Annuity Option 2 is elected, annuity payments terminate automatically and immediately upon the Annuitant's death without regard to the number or total amount of payments made. Thus, it is possible that only one payment will be received if death occurred prior to the date the second payment was due.

     Under Annuity Option 4, Annuity payments terminate automatically and immediately upon the surviving Annuitant's death without regard to the number or total amount of payments received.

     If an Owner, who is not also an Annuitant, dies after the Annuity Date, the following provisions apply:

          - If the Owner was the sole Owner, the remaining annuity payments will be payable to the Beneficiary in accordance with the provisions described above. The Beneficiary will become the Owner of the Contract.

          - If the Contract has joint Owners, the annuity payments will be payable to the surviving joint Owner in accordance with the provisions described above. Upon the death of the surviving joint


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          Owner, the Beneficiary becomes the Owner.

8. PROTECTION OF BENEFITS.

     Unless otherwise provided in the supplementary agreement, the Owner may not commute, anticipate, assign, alienate or otherwise hinder the receipt of any annuity payment. Further, the proceeds of the Contract and any payment under an Annuity Option will be exempt from the claim of creditors and from legal process to the extent permitted by law.

9. AGE, GENDER AND SURVIVAL.

     We may require satisfactory evidence of the age, gender and the continued survival of any person on whose life the income is based.

     If the Annuitant's age or gender has been misstated, the amount payable under the Contract will be calculated as if those Purchase Payments sent to us had been made at the correct age or gender. Interest not to exceed 4% or the maximum allowed by state law compounded each year will be charged to any overpayment or credited to any underpayment against future payments we may make under the Contract.

     In 1983, the United States Supreme Court held in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In addition, legislative, regulatory, or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances. The Contracts offered by this Prospectus are based upon actuarial tables that distinguish between men and women and, thus, the Contract provides different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related benefits program before purchasing the Contract.

                           PAYMENTS TO CONTRACT OWNERS

          Generally, we will make any death benefit, loan, withdrawal, surrender, or annuity payment to you or effect any transfer within seven days after the date we receive your proper request at our Service Center. However, we may suspend or postpone payments of any amount where permitted under applicable federal or state laws, rules, or regulations.

We may suspend or defer payments or transfers involving any Subaccount:

          -  during any period when the New York Stock Exchange is closed,

          - when trading is restricted or the SEC determines an emergency exists, or

          -  as the SEC by order may permit.

     We also may defer any payment or transfer from the Fixed Account for the period permitted by law. During the deferral period, we will continue to credit interest at the current applicable interest rates. This can never be more than six months after you send us the request.

Applicable laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block your ability to make certain transactions and thereby refuse to accept any Purchase Payment or requests for transfers, withdrawals, surrenders, loans, annuitization, or death benefits, until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.


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If you have submitted a recent check or draft that has not cleared through the banking system, we have the right to defer payment of a transfer, death benefit, loan, withdrawal, surrender, or annuity payment until such check or draft has been honored.

                               FEDERAL TAX MATTERS

A. INTRODUCTION

     This discussion is not exhaustive and is not intended as tax advice. A qualified tax adviser should always be consulted with regard to the application of the law to individual circumstances. This discussion is based on the Code, Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and the courts.

     This discussion does not address state or local tax consequences, nor federal estate or gift tax consequences, associated with buying a Contract. IN ADDITION, WE MAKE NO GUARANTEE REGARDING ANY TAX TREATMENT--FEDERAL, STATE, OR LOCAL--OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

B. OUR TAX STATUS

     We are taxed as a life insurance company and the operations of the Separate Account are treated as a part of our total operations. The Separate Account is not separately taxed as a "regulated investment company." Investment income and capital gains of the Separate Account are not taxed to the extent they are applied under a contract. We do not anticipate that we will incur federal income tax liability attributable to the income and gains of the Separate Account, and therefore we do not intend to provide for these taxes. If we are taxed on investment income or capital gains of the Separate Account, then we may charge the Separate Account to pay these taxes.

C. TAXATION OF ANNUITIES IN GENERAL

1. TAX DEFERRAL DURING ACCUMULATION PERIOD

     Under the Code, except as described below, increases in the Contract Value of a Non-Qualified Contract are generally not taxable to the Owner or Annuitant until received as annuity payments or otherwise distributed. However, certain requirements must be satisfied for this general rule to apply, including:

          -  the Contract must be owned by an individual,

          -  Separate Account investments must be "adequately diversified",

          - we, rather than you, must be considered the Owner of Separate Account assets for federal tax purposes, and

          - annuity payments must appropriately amortize Purchase Payments and Contract earnings.

     NON-NATURAL OWNER. As a general rule, deferred annuity contracts held by "non-natural persons", such as corporations, trusts or similar entities, are not annuity contracts for federal income tax purposes. The investment income on these contracts is taxed each year as ordinary income received or accrued by the non-natural Owner. There are exceptions to this general rule for non-natural Owners. Contracts are generally treated as held by a natural person if the nominal Owner is a trust or other entity holding the contract as an agent for a natural person. However, this special exception does not apply to an employer who is the nominal Owner of a contract under a non-qualified deferred compensation plan for its employees.


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     Additional exceptions to this rule include:

          - certain Contracts acquired by a decedent's estate due to the death of the decedent,

          -  certain Qualified Contracts,

          -  certain Contracts used with structured settlement agreements, and

          - certain Contracts purchased with a single premium when the annuity starting date is no later than one year from Contract purchase and substantially equal periodic payments are made at least annually.

     DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, separate account investments must be "adequately diversified". The Treasury Secretary issued regulations prescribing standards for adequately diversifying separate account investments. If the Separate Account failed to comply with these diversification standards, the contract would not be treated as an annuity contract for federal income tax purposes and the Owner would generally be taxed on the difference between the contract value and the Purchase Payments.

     Although we do not control Fund investments, we expect that each Fund will comply with these regulations so that each Subaccount of the Separate Account will be considered "adequately diversified."

     OWNERSHIP TREATMENT. In certain circumstances, a variable annuity contract Owner may be considered the Owner of the assets of the separate account supporting the contract. Then, income and gains from separate account assets are includible in the Owner's gross income. The Internal Revenue Service ("IRS"), in published rulings, stated that a variable contract Owner will be considered the Owner of separate account assets if the Owner possesses the ability to exercise investment control over the assets. As of the date of the Prospectus, no comprehensive guidance has been issued by the IRS clarifying the circumstances when such investment control by a variable contract Owner would exist. As a result, your right to allocate the Contract Value among the Subaccounts may cause you to be considered the Owner of the assets of the Separate Account.

     We do not know what limits may be set forth in any guidance that the IRS may issue, or whether any such limits will apply to existing Contracts. We therefore reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the Owner of the Separate Account assets. However, there is no assurance that such efforts would be successful.

     PUBLICLY-AVAILABLE FUNDS. Several of the Funds offered through the Separate Account are also available to the general public The IRS has ruled that investing in mutual funds shares that are "publicly-available," i.e., shares of mutual finds that can be purchased directly without purchasing a variable annuity or life insurance contract, is incompatible with the investment control restrictions described in the previous paragraph. ACCORDINGLY, IF A NON-QUALIFIED CONTRACT INVESTS IN PUBLICLY-AVAILABLE FUNDS, IT WILL NOT BE TREATED AS AN ANNUITY CONTRACT FOR FEDERAL INCOME TAX PURPOSES. For this purpose, a Contract purchased in connection with a non-government sponsored 457 plan is treated as a Non-Qualified Contract.

     Publicly-Available Funds under the Separate Account are intended only for Qualified Contracts. The IRS has ruled that most types of qualified contracts are not subject to the restrictions against investing in publicly-available mutual funds. We therefore believe that Qualified Contracts (other than those issued in connection with non-government 457 plans) may invest in publicly-available funds and remain exempt from current taxation until amounts are distributed or deemed to be distributed from the Contract.

     REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an Owner. Specifically, Section 72(s) requires that (a) if any Owner dies on or after the Annuity Date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as


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rapidly as under the method of distribution being used as of the date of such
Owner's death; and (b) if any Owner dies prior to the Annuity Date, the entire interest in the Contract will be distributed within five years after the date of such Owner's death. These requirements will be considered satisfied as to any portion of a Owner's interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the Owner's death. The designated Beneficiary refers to a natural person designated by the Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated Beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new Owner.

     The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

     Other rules may apply to Qualified Contracts.

     DELAYED ANNUITY DATES. If the Annuity Date occurs (or is scheduled to occur) when the Annuitant has reached an advanced age, e.g., past age 85, the Contract might not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract would be currently includible in your income.

     The following discussion assumes that the Contract is treated as an annuity contract for tax purposes and that we are treated as the Owner of Separate Account assets.

2. TAXATION OF PARTIAL AND FULL WITHDRAWALS

     Partial withdrawals from a Non-Qualified Contract are includible in income to the extent the Contract Value exceeds the "investment in the contract". This amount is referred to as the "income on the contract". Full withdrawals are also includible in income to the extent they exceed the "investment in the contract." Investment in the contract equals the total of Purchase Payments minus any amounts previously received from the Contract that were not includible in your income. All amounts includible in income with respect to the Contract are taxed as ordinary income.

     Any assignment or pledge (or agreement to assign or pledge) of Contract Value is treated as a withdrawal. Investment in the contract is increased by the amount includible in income with respect to such assignment or pledge. If you transfer a contract interest, without adequate consideration, to someone other than your spouse (or to a former spouse incident to divorce), you will be taxed on the income on the contract. In this case, the transferee's investment in the contract is increased to reflect the increase in your income.

     The Contract's optional death benefits, if elected, may exceed Purchase Payments or Contract Value. As described in the Prospectus, we impose certain charges with respect to these death benefits. It is possible that those charges (or some portion) could be treated as a partial withdrawal.

     If your Contract contains a GLWB Rider, the application of certain tax rules, particularly those rules relating to distributions from your Contract, are not entirely clear. In view of this uncertainty, you should consult a tax advisor before purchasing the GLWB Rider.

     There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. A tax adviser should be consulted in those situations.

3. TAXATION OF ANNUITY PAYMENTS


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     Normally, the portion of each annuity payment taxable as ordinary income equals the payment minus the exclusion amount. The exclusion amount for variable annuity payments is the "investment in the contract" allocated to the variable Annuity Option and adjusted for any period certain or refund feature, divided by the number of payments expected to be made. The exclusion amount for fixed annuity payments is the payment times the ratio of the investment in the contract allocated to the fixed Annuity Option and adjusted for any period certain or refund feature, to the expected value of the fixed annuity payments.

     Once the total amount of the investment in the contract is excluded using these ratios, annuity payments will be fully taxable. If annuity payments stop because the Annuitant dies before the total amount of the investment in the contract is recovered, the unrecovered amount generally is allowed as a deduction to the annuitant in the last taxable year.

4. TAXATION OF DEATH BENEFITS

     Amounts may be distributed upon your or the Annuitant's death. Death benefits are includible in income and:

          -  if distributed in a lump sum are taxed like a full withdrawal, or

          - if distributed under an Annuity Option are taxed like annuity payments.

5. PENALTY TAX ON PREMATURE DISTRIBUTIONS

     A 10% penalty tax applies to a taxable payment from a Non-Qualified Contract unless:

          -  received on or after you reach age 59 1/2,

          -  received due to your disability,

          - made to a Beneficiary after your death or, for non-natural Owners, after the primary Annuitant's death,

          - made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and a designated Beneficiary (within the meaning of the tax law),

          - made under a Contract purchased with a single premium when the annuity starting date is no later than one year from Contract purchase and substantially equal periodic payments are made at least annually, or

          - made with annuities used with certain structured settlement agreements.

     Other exceptions may apply.

6. AGGREGATION OF CONTRACTS

     The taxable amount of an annuity payment or withdrawal from a Non-Qualified Contract may be determined by combining some or all of the Non-Qualified Contracts you own. For example, if you purchase a Contract and also purchase an immediate annuity at approximately the same time, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if you purchase two or more Non-Qualified deferred annuity contracts from the same company (or its affiliates) during any calendar year, these contracts are treated as one contract. The effects of this aggregation are not always clear. However, it could affect the taxable amount of an annuity payment or withdrawal and the amount which might be subject to the 10% penalty tax.


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7. EXCHANGE OF ANNUITY CONTRACTS

     We may issue the Contract in exchange for all or part of another annuity contract that you own. Such an exchange will be tax free if certain requirements are satisfied. If the exchange is tax free, your investment in the contract immediately after the exchange will generally be the same as that of the annuity contract exchanged, increased by any additional Purchase Payment made as part of the exchange. Your Contract Value immediately after the exchange may exceed your investment in the contract. That excess may be includible in income should amounts subsequently be withdrawn or distributed from the Contract (E.G. as a partial surrender, full surrender, annuity income payment, or death benefit). If you exchange part of an existing annuity contract for the Contract, the IRS might treat the two contracts as one annuity contract in certain circumstances. (See "Aggregation of Contracts.") You should consult your tax adviser in connection with an exchange of all or part of an annuity contract for the Contract.

8. LOSS OF INTEREST DEDUCTION WHERE CONTRACTS ARE HELD BY OR FOR THE BENEFIT OF CERTAIN NON-NATURAL PERSONS

     For Contracts issued to a non-natural Owner, all or some portion of otherwise deductible interest may not be deductible by the Owner. However, this interest deduction disallowance does not affect Contracts where the Owner is taxable each year on the investment income under the Contract. Entities considering purchasing the Contract, or entities that will be Beneficiaries under a Contract, should consult a tax adviser.

D. QUALIFIED PLANS

     The Contracts are also available for use in connection with retirement plans which receive favorable treatment under Sections 401, 403, 408, 408A or 457 of the Code ("Qualified Plans"). Such Contracts are referred to as "Qualified Contracts." Numerous special tax rules apply to the participants in Qualified Plans and to Qualified Contracts. We make no attempt in this Prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans. PERSONS INTENDING TO USE THE CONTRACT IN CONNECTION WITH QUALIFIED PLANS SHOULD CONSULT A TAX ADVISER.

     Under the Code, qualified plans generally enjoy tax-deferred accumulation amounts invested in the plan. Therefore, in considering whether or not to purchase a Contract in a qualified plan, you should consider the Contract's features other than tax deferral, including the availability of lifetime annuity payments and death benefit protection.

     The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan. For example, for both withdrawals and annuity payments under certain Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Also, loans from Qualified Contracts, where allowed, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan, the number of allowable loans and the manner in which the loan must be repaid. (You should always consult your tax adviser and retirement plan fiduciary prior to exercising loan privileges.) Both the amount of the contribution that may be made, and the tax deduction or exclusion that you may claim for such contribution, are limited under Qualified Plans. If the Contract is used with a Qualified Plan, you and the Annuitant must be the same individual. If a joint Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a joint Annuitant is named who is not the Annuitant's spouse, the Annuity Options which are available may be limited, depending on the difference in their ages. Furthermore, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code.

     Qualified Contracts are subject to special rules specifying the time at which distributions must begin and the amount that must be distributed each year. In the case of Individual Retirement Annuities, distributions of minimum amounts must generally begin by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. The required beginning date for 401, 403 and 457 plans is the April 1 of the calendar year following the later of the year in which the Owner attains age 70 1/2


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or retires. There are no required minimum distributions during the Owner's lifetime under Roth IRAs. An excise tax is imposed for the failure to comply with the minimum distribution requirements. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution. The death benefit or other optional benefits under your Contract may affect the amount of the minimum required distribution that must be taken from your Contract.

     A 10% penalty tax may apply to the taxable amount of payments from Qualified Contracts. For Individual Retirement Annuities, the penalty tax does not apply, for example, to a payment:

          -  received after you reach age 59 1/2,

          -  received after your death or because of your disability, or

          - made as a series of substantially equal periodic payments (at least annually) for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and your designated Beneficiary.

     In addition, the penalty tax does not apply to certain distributions used for qualified first time home purchases or for higher education expenses. Special conditions must be met to qualify for these exceptions. If you wish to take a distribution for these purposes you should consult your tax adviser. Other exceptions may also be available.

     Qualified Contracts are amended to conform to tax qualification requirements. However, you are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, we are not bound by terms and conditions of Qualified Plans if they are inconsistent with the Contract.

1. QUALIFIED PLAN TYPES

     We may issue Contracts for the following types of Qualified Plans.

     INDIVIDUAL RETIREMENT ANNUITIES. The Code permits eligible individuals to contribute to an individual retirement annuity known as an "IRA." IRAs limit the amounts contributed, the persons eligible and the time when distributions start. Also, subject to direct rollover and mandatory withholding requirements, distributions from other types of qualified plans generally may be "rolled over" on a tax-deferred basis into an IRA. The Contract may not fund a "Coverdell Education Savings Account" (formerly known as an "Education IRA").

     SIMPLIFIED EMPLOYEE PENSIONS (SEP IRAS). The Code allows employers to establish simplified employee pension plans, using the employees' IRAs. Under these plans the employer may make limited deductible contributions on behalf of the employees to IRAs. Employers and employees intending to use the Contract in connection with these plans should consult a tax adviser.

     SIMPLE IRAS. The Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. Employers and employees intending to use the Contract in connection with these plans should consult a tax adviser.

     ROTH IRAS. The Code permits contributions to an IRA known as a "Roth IRA." Roth IRAs differ from other IRAs in certain respects, including:

          -  Roth IRA contributions are never deductible,

          - "qualified distributions" from a Roth IRA are excludable from income,


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          -  mandatory distribution rules do not apply before death,

          - a rollover to a Roth IRA must be a "qualified rollover contribution," under the Code,

          -  special eligibility requirements apply, and

          - contributions to a Roth IRA can be made after the Owner has reached age 70 1/2.

     All or part of an IRA may be converted into a Roth IRA without taking an actual distribution. You may convert by notifying the IRA issuer or trustee. You must be eligible for a qualified rollover contribution to convert an IRA to a Roth IRA. A conversion typically results in the inclusion of some or all of the IRA value in gross income, except that the 10% penalty tax does not apply on the conversion. Persons with adjusted gross incomes in excess of $100,000 or who are married and file a separate return are not eligible to make a qualified rollover contribution or a transfer in a taxable year from a non-Roth IRA to a Roth IRA.

     Any "qualified distribution", as defined in Code Section 408A, from a Roth IRA is excludible from gross income. A qualified distribution includes a distribution made after you reach age 59 1/2, after your death, because of your disability, or made to a first-time homebuyer. A qualified distribution can only be made after the first five tax years after the year for which you (or your spouse) made a contribution to any Roth IRA established for your benefit.

     CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT-SHARING PLANS. The Code permits corporate employers to establish types of tax-favored retirement plans for employees. The Self-Employed Individuals Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh" permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contracts in order to provide benefits under the plans. The Contract provides a death benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that such a death benefit could be characterized as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in current taxable income to participants. Employers intending to use the Contract in connection with such plans should seek competent advice.

     TAX-SHELTERED ANNUITIES. Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of Purchase Payments from taxable gross income. These annuity contracts are commonly referred to as "tax-sheltered annuities". If you purchase a Contract for such purposes, you should seek competent advice as to eligibility, limitations on permissible amounts of Purchase Payments and other tax consequences associated with the Contracts. In particular, you should consider that the Contract provides optional death benefits that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value (see "Death Benefits"). It is possible that such death benefits could be characterized as incidental death benefits. If the death benefit were so characterized, this could result in currently taxable income to you. In addition, there are limitations on the amount of incidental benefits that may be provided under a tax-sheltered annuity.

     Tax-sheltered annuity contracts must contain restrictions on withdrawals of:

          - contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988,

          -  earnings on those contributions, and

          - earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988.


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     These amounts can be paid only if you have reached age 59 1/2, severed employment, died, or becomes disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to Section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals generally do not apply to the extent you direct us to transfer some or all of the Contract Value to the issuer of another tax-sheltered annuity or into a Section 403(b)(7) custodial account.)

     If you are a participant in the Texas Optional Retirement Program, you may not take withdrawals before death, disability, retirement, or termination from employment in the Texas public institutions of higher education, as provided in the Texas Optional Retirement Program.

     DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS. The Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. Those who intend to use the Contracts in connection with such plans should seek competent advice.

2. DIRECT ROLLOVERS

     If the Contract is used with a retirement plan that is qualified under Sections 401(a), 403(a), or 403(b) of the Code or with an eligible government deferred compensation plan that is qualified under Section 457(b), any "eligible rollover distribution" from the Contract will be subject to "direct rollover" and mandatory withholding requirements. An eligible rollover distribution generally is any distribution from such a qualified retirement plan, excluding certain amounts such as:

          - minimum distributions required under Section 401(a)(9) of the Code,

          - certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments, " and

          -    hardship distributions.

     Under these requirements, federal income tax equal to 20% of the taxable portion of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain types of qualified retirement plans. Prior to receiving an eligible rollover distribution, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

E. FEDERAL INCOME TAX WITHHOLDING

     We withhold and send to the U.S. Government a part of the taxable portion of each distribution unless you notify us before distribution of an available election not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. The withholding rates for the taxable portion of periodic annuity payments are the same as the withholding rates for wage payments. In addition, the withholding rate for the taxable portion of non-periodic payments (including withdrawals prior to the maturity date and conversions of, or rollovers from, non-Roth IRAs to Roth IRAs) is 10%. The withholding rate for eligible rollover distributions is 20%.


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F. OTHER TAX ISSUES

          1. FEDERAL ESTATE TAXES

          While no attempt is being made to discuss the federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

          2. GENERATION-SKIPPING TRANSFER TAX.

          Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

          3. ANNUITY PURCHASES BY RESIDENTS OF PUERTO RICO

          The Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States federal income tax.

          4. ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

          The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

          5. FOREIGN TAX CREDITS

          We may benefit from any foreign tax credits attributable to taxes paid by certain Funds to foreign jurisdictions to the extent permitted under federal tax law.

          6. POSSIBLE TAX LAW CHANGES

          Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract. We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract Owners currently receive. We make no guarantee regarding the tax status of any contact and do not intend the above discussion as tax advice.

G. SPECIAL TAX CONSIDERATIONS FOR OPTIONAL BENEFITS

At present, the IRS has not provided guidance as to the tax treatment of charges for optional benefits to an annuity contract. The IRS might take the position that each charge associated with these optional benefits is deemed a withdrawal from the Contract subject to current income tax to the extent of any gains and, if applicable, the 10% penalty tax for premature withdrawals.


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We do not currently report charges for optional benefits as partial withdrawals, but we may do so in the future if we believe that the IRS would require us to report them as such. You should consult a tax adviser before electing any optional benefit riders.

Amounts received in a partial withdrawal are taxable to the extent that the Contract Value exceeds the investment in the Contract. There is some uncertainty regarding the effect that certain optional benefits, E.G., the GLWB Rider, might have on the amount that is treated as the Contract Value for this purpose. As a result, the taxable portion of amounts received in a partial withdrawal could be greater or less depending on how such optional benefits are treated for this purpose.

The death benefit under a Qualified Contract, or any optional death benefit or other optional benefit rider, may increase the amount of any required minimum distributions. Failure to comply with minimum distribution requirements will result in the imposition of an excise tax, generally 50% of the amount by which the amount required to be distributed exceeds the actual distribution.

If you are considering purchasing the GLWB Rider in connection with a Qualified Contract, in certain circumstances your ability to access the withdrawal benefit may be limited by the terms of your plan and/or by applicable law. Always consult your tax adviser before purchasing this Rider in connection with a Qualified Contract.

                            DISTRIBUTION OF CONTRACTS

          The Contracts are distributed through the principal underwriter for the Separate Account:

                           [_____]  ("Distributor")
                                    Address 1
                                    Address2

     [P/U] is a wholly-owned subsidiary of [GS Group???] [We pay compensation to Distributor for sales of the Contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the Contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

     [SELLING FIRMS. We and Distributor have entered into selling agreements with selling firms for the sale of the Contracts. All selling firms receive commissions and some form of non-cash compensation. A group of selected selling firms receive additional compensation, including marketing allowances, persistency payments, preferred status fees and industry conference fees. These commissions and other incentives or payments are not charged directly to Contract Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Contract or from our General Account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.]

     [COMPENSATION PAID TO ALL SELLING FIRMS. We and Distributor pay compensation to all selling firms in the form of commissions and certain types of non-cash compensation. The maximum commission payable for contract sales by selling firms is__% of Purchase Payments. Some selling firms may elect to receive a lower commission when a Purchase Payment is made, along with annual trail commissions up to ___% of Account Value (less Purchase Payments received within the previous 12 months) for so long as the Contract remains in effect or as agreed in the selling agreement. Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts.]


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     [ADDITIONAL COMPENSATION FOR SELECTED SELLING FIRMS. We and Distributor may
pay additional compensation to selected selling firms, including marketing allowances, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative sales of our variable insurance contracts (including the Contracts). Persistency payments are periodic payments based on account values of our variable insurance contracts (including Account Values of the Contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the Contracts in selling firms' marketing programs, which may include marketing services and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives.]

     [The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms and/or their sales representatives with an incentive to favor sales of the Contracts over other variable annuity contracts (or other investments) with respect to which a selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. For more information about any such arrangements, ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.]

                                  VOTING RIGHTS

     Proxy materials in connection with any Fund shareholder meeting are delivered or made available to each Owner with Subaccount interests invested in the Fund as of the record date. Proxy materials include a voting instruction form. It is important that each Owner provide voting instructions to us because we vote all Fund shares proportionately in accordance with instructions received from Owners. This means that we will vote shares for which no timely instructions are received in the same proportion as those shares for which we do receive voting instructions. As a result, a small number of Owners may control the outcome of a vote. We will also vote any Fund shares attributed to amounts we have accumulated in the Subaccounts in the same proportion that Owners vote. A Fund is not required to hold annual shareholders' meetings. Funds hold special meetings as required or deemed desirable for such purposes as electing trustees, changing fundamental policies or approving an investment advisory agreement.

     Owners have voting rights in a Fund based upon the Owner's proportionate interest in the corresponding Subaccount as measured by units. Owners have voting rights before surrender, or the death of an Owner. Thereafter, the payee entitled to receive Variable Annuity payments has voting rights. During the Annuity Period, voting rights decrease as Annuity Units decrease.

                    REPORTS TO CONTRACT OWNERS AND INQUIRIES

     Each calendar quarter we send you a statement showing amounts credited to each Subaccount and to the Fixed Account. It also shows the interest rate(s) that we are crediting upon amounts held in the Fixed Account. In addition, if you transfer amounts among the Investment Options or make additional payments, you receive written confirmation of these transactions. We will also send a current statement upon your request. We also send you annual and semi-annual reports for the Funds that underlie the Subaccounts in which you invest and a list of the securities held by that Fund. Read all reports carefully. If you find any errors, please contact us promptly to correct them.

     You will have access to Contract information through the Interactive Voice Response System (IVR) at [phone number]. You will also be able to access your account information from our website at www.cwannuity.com.

     You may direct inquiries to the selling agent or may call or write to us at our Service Center.


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                              DOLLAR COST AVERAGING

     Under our Dollar Cost Averaging ("DCA") program, a predesignated portion of any Subaccount is automatically transferred on a monthly, quarterly, semi-annual or annual basis for a specified duration to other Subaccounts. If you elect this program, you cannot elect Automatic Asset Rebalancing. There is no charge associated with our DCA program.

     The theory of a DCA program is that by investing at regular and level increments over time, you will be able to purchase more Accumulation Units when the Accumulation Unit value is relatively low and less Accumulation units when the Accumulation Unit value is relatively high. DCA generally helps reduce the risk of purchasing Accumulation Units when market prices are high and selling when market prices are low. However, participation in the DCA program does not assure you of greater profit from your purchases under the program, nor will it prevent or necessarily reduce losses in a declining market. Moreover, while we refer to this program of periodic transfers generally as Dollar Cost Averaging, periodic transfers from a Subaccount (other than a Subaccount which maintains a stable net asset value), are less likely to produce the desired effect of the DCA program and may have the effect of reducing the average price of the Subaccount shares being redeemed. If you choose to participate in this program you should have the financial ability to continue making transfers through periods of fluctuating markets.

     The Owner may select any day of the month except for the 29th, 30th or 31st for the DCA transfers to occur. The Dollar Cost Averaging program is available only during the Accumulation Period. You may enroll any time by completing our Dollar Cost Averaging form. We must receive the enrollment form at least five business days before the transfer date.

     The minimum transfer amount is $100 per Subaccount. At the time Dollar Cost Averaging is elected, the total Contract Value in the Subaccount from which transfers will be made must be at least equal to the amount designated to be transferred on each transfer date times the duration selected.

     Dollar Cost Averaging ends if:

          -  the number of designated monthly transfers has been completed,

          - Contract Value in the transferring account is insufficient to complete the next transfer; the remaining amount is transferred,

          - we receive your written termination at our Service Center at least five business days before the next transfer date, or

          -  the Contract is surrendered or annuitized.

     If the Fixed Account balance is at least $10,000, you may elect automatic monthly or calendar quarter transfers of interest accrued in the Fixed Account to one or more of the Subaccounts. Transfers are made within five business days of the end of the month or calendar quarter, as applicable. We must receive the enrollment form at least ten days before the end of the month or calendar quarter, as applicable.

                           AUTOMATIC ASSET REBALANCING

     We currently offer Automatic Asset Rebalancing on a monthly, quarterly, semi-annual, or annual basis. If you elect this program, you cannot elect Dollar Cost Averaging. There is currently no charge for this service.


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     Under Automatic Asset Rebalancing, we will allocate your Purchase Payments and rebalance your Separate Account Contract Value monthly, quarterly, semi-annually, or annually to maintain the particular percentage allocation among the Subaccounts that you select based on your investment goals and risk tolerance. Rebalancing of your Separate Account Contract Value will occur on the initial rebalancing date you select and then each rebalancing date thereafter. The initial date you select cannot be earlier than 30 days from the Date of Issue. If based on your selected date, rebalancing would occur on a date that is not a Valuation Date, the rebalancing will occur on the Valuation Date following your selected date. You may change the frequency of Automatic Asset Rebalancing at any time.

     We perform this periodic rebalancing to take account of:

          - increases and decreases in Separate Account Contract Value in each Subaccount due to Subaccount performance, and

          - increases and decreases in Separate Account Contract Value in each Subaccount due to withdrawals, transfers, and Purchase Payments.

     You may elect Automatic Asset Rebalancing at any time on or after the Date of Issue by submitting a written request to our Service Center. If you elect Automatic Asset Rebalancing, you must include all Separate Account Contract Value in the program. We allocate all Purchase Payments paid under an automatic investment feature and, unless you instruct us otherwise, all other Purchase Payments in accordance with the particular percentage allocation among the Subaccounts that you have selected. The percentages that you select under Automatic Asset Rebalancing will override any prior percentage allocations that you have chosen and we will allocate all future Purchase Payments. You may change your allocations at any time. Once elected, you may instruct us, in a form satisfactory to us, at any time to terminate the program. We reserve the right to make changes to this program at any time.

                           SYSTEMATIC WITHDRAWAL PLAN

     We offer a Systematic Withdrawal Plan ("SWP") allowing you to preauthorize periodic withdrawals during the Accumulation Period. You instruct us to withdraw selected amounts from the Fixed Account or from any of the Subaccounts on a monthly, quarterly, semi-annual or annual basis. The SWP is available when you request a minimum $100 periodic payment. If the amounts distributed under the SWP exceed the Free Withdrawal Amount, we may assess the withdrawal charge on those amounts. WITHDRAWALS TAKEN UNDER THE SWP MAY BE SUBJECT TO THE 10% TAX PENALTY ON EARLY WITHDRAWALS AND TO INCOME TAXES AND WITHHOLDING. If you are interested in SWP, you may obtain an application and information concerning this program and its restrictions from us or your agent. We give thirty days' notice if we amend the SWP. The SWP may be terminated at any time by you or us. There is no charge associated with the SWP.

                             SPECIAL CONSIDERATIONS

     We reserve the right to amend the Contract to meet the requirements of federal or state laws or regulations. We will notify you in writing of these amendments.

     Your rights under a Contract may be assigned as provided by law. An assignment will not be binding upon us until we receive a written copy of the assignment at our Service Center. Any claim is subject to proof of interest of the assignee. You are solely responsible for the validity or effect of any assignment. You, therefore, should consult a qualified tax adviser regarding the tax consequences, as an assignment may be a taxable event.

     Only our President, Vice President, Secretary, or Assistant Secretaries may change the Contract. No one else has authority to modify or waive any provision of the Contract. Any change must be in writing. At any time, we may make such changes to the Contract, without your consent, as required to make it conform with any law, regulation, or ruling issued by a government agency. We will notify you of such changes and when required will obtain approval from the appropriate regulatory authority and you.


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                                LEGAL PROCEEDINGS

There are no legal proceedings pending to which the Variable Account is a party, or to which the assets of the Variable Account are subject. The Company and the Principal Underwriter are not involved in any litigation that is of material importance in relation to their total assets or that relates to the Variable Account.

On July 24, 2002, an action captioned American National Bank and Trust Company of Chicago, as Trustee f/b/o Emerald Investments Limited Partnership, and Emerald Investments Limited Partnership v. Allmerica Financial Life Insurance and Annuity Company, was commenced in the United States District Court for the Northern District of Illinois, Eastern Division. In 1999, plaintiffs purchased two variable annuity contracts with initial premiums aggregating $5 million. Plaintiffs, who the Company subsequently identified as engaging in frequent transfers of significant sums between sub-accounts that in the Company's opinion constituted "market timing", were subject to restrictions upon such trading that the Company imposed in December 2001. Plaintiffs allege that such restrictions constituted a breach of the terms of the annuity contracts. In December 2003, the court granted partial summary judgment to the plaintiffs, holding that at least certain restrictions imposed on their trading activities violated the terms of the annuity contracts. (On September 1, 2006, Allmerica Financial Life Insurance and Annuity Company was renamed Commonwealth Annuity and Life Insurance Company.)

On May 19, 2004, plaintiffs filed a Brief Statement of Damages in which, without quantifying their damage claim, they outlined a claim for (i) amounts totaling $150,000 for surrender charges imposed on the partial surrender by plaintiffs of the annuity contracts, (ii) loss of trading profits they expected over the remaining term of each annuity contract, and (iii) lost trading profits resulting from the Company's alleged refusal to process five specific transfers in 2002 because of trading restrictions imposed on market timers. With respect to the lost profits, plaintiffs claim that pursuant to their trading strategy of transferring money from money market accounts to international equity accounts and back again to money market accounts, they have been able to consistently obtain relatively risk free returns of between 35% to 40% annually. Plaintiffs claim that they would have been able to continue to maintain such returns on the account values of their annuity contracts over the remaining terms of the annuity contracts (which are based in part on the lives of the named annuitants). The aggregate account value of plaintiffs' annuities was approximately $12.8 million in December 2001. On February 1, 2006, the Court issued a ruling, which, as confirmed by the Court at a status conference on April 12, 2006, precludes plaintiffs from claiming any damages accruing beyond July 31, 2004.

THG, on behalf of the Company, continues to vigorously defend this matter, and regards plaintiffs' claims for lost trading profits as being speculative and, in any case, subject to an obligation to mitigate damages. Further, in the Company's view, these purported lost profits would not have been earned because of various actions taken, the investment management industry and regulators, to deter or eliminate market timing, including the implementation of "fair value" pricing.

The outcome of this matter is not expected to be material to the Company's annual results of operations or financial position. In addition, THG has agreed to indemnify the Company and Goldman Sachs with respect to this litigation. A trial was held in December 2006, resulting in an award to plaintiffs of $1,281,757. Plaintiffs are expected to appeal.

The Company is involved from time to time in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. THG has agreed to indemnify the Company and Goldman Sachs with respect to certain of these matters as provided in the Stock Purchase Agreement. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition, but may be material to the Company's operating results for any particular period, depending, in part, upon the operating results for such period. Given the inherent difficulty of predicting the outcome of the Company's litigation and regulatory matters, particularly in cases or proceeding in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for cases or


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proceedings where there is only a reasonable possibility that a loss may be incurred.

In addition, the Company is involved in investigations and proceedings by governmental and self-regulatory agencies, which currently include inquiries relating to tax reporting calculations to policyholders and others in connection with distributions under a subset of variable annuity contracts in this business. The Company believes that the result of these inquiries will not have a material effect on its financial position or results of operations.

             TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION

     The Statement of Additional Information, Table of Contents is: Services to the Separate Account; State Regulation; Condensed Financial Information; Experts; Financial Statements; Financial Statements of Commonwealth Annuity and Life Insurance Company; Appendix A State Premium Tax Chart. Please read the Statement of Additional Information in conjunction with this Prospectus.

                              FINANCIAL STATEMENTS

     The consolidated financial statements of the Company at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, or for portions of such periods as disclosed in the financial statements, are included in the Statement of Additional Information. Because the Separate Account was not in existence as of December 31, 2006, we have not provided financial statements for the Separate Account.


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                                   APPENDIX A

       COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY DEFERRED FIXED AND VARIABLE ANNUITY IRA, ROTH IRA AND SIMPLE IRA DISCLOSURE STATEMENT

     This Disclosure Statement describes the statutory and regulatory provisions applicable to the operation of traditional Individual Retirement Annuities
(IRAs), Roth Individual Retirement Annuities (Roth IRAs) and Simple Individual Retirement Annuities (SIMPLE IRAs). Internal Revenue Service regulations require that this be given to each person desiring to establish an IRA, Roth IRA or a SIMPLE IRA. Except where otherwise indicated, IRA discussion includes Simplified Employee Pension IRAs (SEP IRA). Further information can be obtained from Commonwealth Annuity and Life Insurance Company and from any district office of the Internal Revenue Service. Also, see IRS Publication 590, INDIVIDUAL RETIREMENT ARRANGEMENTS (IRAS).

     This Disclosure Statement is for your general information and is not intended to be exhaustive or conclusive, to apply to any particular person or situation, or to be used as a substitute for qualified legal or tax advice.

     Please note that the information contained herein is based on current federal income tax law, income tax regulations, and other guidance provided by the IRS. Hence, this information is subject to change upon an amendment of the law or the issuance of further regulations or other guidance. Also, you should be aware that state tax laws may differ from federal tax laws governing such arrangements. You should consult your tax adviser about any state tax consequences of your IRA or Roth IRA, whichever is applicable.

A. REVOCATION

     Within 7 days of the date you signed your enrollment application, you may revoke the Contract and receive back 100% of your money by submitting your request in writing to us at our Service Center. Notice of revocation will be deemed mailed on the date of the postmark (or if sent by certified or registered mail, the date of the certification or registration) if it is deposited in the mail in the United States in an envelope, or other appropriate wrapper, first class postage prepaid, properly addressed.

B. STATUTORY REQUIREMENTS

     The Contract is intended to meet the requirements of Section 408(b) of the Code, Section 408A of the Code for use as a Roth IRA, or of Section 408(p) of the Code for use as a SIMPLE IRA, whichever is applicable. The Contract has not been approved as to form for use as an IRA, Roth IRA or a SIMPLE IRA by the Internal Revenue Service. Such approval by the Internal Revenue Service is a determination only as to form of the Contract, and does not represent a determination on the merits of the Contract.

     1. The amount in your IRA, Roth IRA, and SIMPLE IRA, whichever is applicable, must be fully vested at all times and the entire interest of the Owner must be nonforfeitable.

     2. The Contract must be nontransferable by the Owner.

     3. The Contract must have flexible premiums.

     4. For IRAs and SIMPLE IRAs, you must start receiving distributions on or before April 1 of the year following the year in which you reach age 70 1/2
(the required beginning date) (see "Required Distributions"). However, Section 401(a)(9)(A) of the Code (relating to minimum distributions required to commence at age 70 1/2, and the incidental death benefit requirements of Section
401(a) of the Code, do not apply to Roth IRAs.

     If you die on or after the date required minimum distributions under
Section 401(a)(9) of the Code commence, unless otherwise permitted under applicable law, any remaining interest in the Contract must be


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distributed at least as rapidly as under the method of distribution being used as of the date of death. If you die before required minimum distributions commence, unless otherwise permitted under applicable law, any remaining interest in the Contract must be distributed to your Beneficiary by December 31 of the calendar year containing the fifth anniversary of your death; except that: (1) if the interest is payable to an individual who is your designated Beneficiary (within the meaning of Section 401(a)(9) of the Code), the designated Beneficiary may receive the entire interest over his or her life, or over a period certain not extending beyond his or her life expectancy, commencing on or before December 31 of the calendar year immediately following the calendar year in which you die; and (2) if the sole designated Beneficiary is your spouse, the Contract may be treated as his or her own IRA, or, where applicable, Roth IRA.

     5. Except in the case of a rollover contribution or a direct transfer (see "Rollovers and Direct Transfers"), or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP), all contributions to an IRA, Roth and SIMPLE IRA must be cash contributions which do not exceed certain limits.

     6. The Contract must be for the exclusive benefit of you and your Beneficiaries.

C. ROLLOVERS AND DIRECT TRANSFERS FOR IRAS AND SIMPLE IRAS

     1. A rollover is a tax-free transfer from one retirement program to another that you cannot deduct on your tax return. There are two kinds of tax-free rollover payments to an IRA. In one, you transfer amounts from another IRA. With the other, you transfer amounts from a qualified plan under Section 401(a) of the Code, a qualified annuity under Section 403(a) of the Code, a tax-sheltered annuity or custodial account under Section 403(b) of the Code, or a governmental plan under Section 457(b) of the Code (collectively referred to as "qualified employee benefit plans"). Tax-free rollovers can be made from a SIMPLE IRA to a SIMPLE Individual Retirement Account under Section 408(p) of the Code. An individual can make a tax-free rollover to an IRA from a SIMPLE IRA, or vice-versa, after a two-year period has expired since the individual first participated in a SIMPLE plan.

     2. You must complete the rollover by the 60th day after the day you receive the distribution from your IRA or other qualified employee benefit plan or SIMPLE IRA. The failure to satisfy this 60-day requirement may be waived by the Internal Revenue Service in certain circumstances.

     3. A rollover distribution may be made to you only once a year. The one-year period begins on the date you receive the rollover distribution, not on the date you roll it over (reinvest it).

     4. A trustee-to-trustee transfer to an IRA of funds in an IRA from one trustee or insurance company to another is not a rollover. It is a transfer that is not affected by the one-year waiting period.

     5. All or a part of the premium for the Contract used as an IRA may be paid from a rollover from an IRA or qualified employee benefit plan or from a trustee-to-trustee transfer from another IRA. All or part of the premium for the Contract used as a SIMPLE IRA may be paid from a rollover from a SIMPLE Individual Retirement Account or, to the extent permitted by law, from a direct transfer from a SIMPLE IRA.

     6. A distribution that is eligible for rollover treatment from a qualified employee benefit plan will be subject to twenty percent (20%) withholding by the Internal Revenue Service even if you roll the distribution over within the 60-day rollover period. One way to avoid this withholding is to make the distribution as a direct transfer to the IRA trustee or insurance company.

D. CONTRIBUTION LIMITS AND ALLOWANCE OF DEDUCTION FOR IRAS

     1. In general, the amount you can contribute each year to an IRA is the lesser of (1) 100% of your compensation, or (2) the maximum annual contributions under Section 219(b) of the Code, including "catch-up" contributions for certain individuals age 50 and older. The maximum annual contribution limit for IRA contributions is equal to $4,000 for 2007, and $5,000 for 2008. After 2008, the limit may be


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indexed annually in $500 increments as determined by the Secretary of Treasury to reflect cost of living increases. An individual who has attained age 50 may make additional "catch-up" IRA contributions. The maximum annual contribution limit for the individual is increased by $1,000 except as otherwise provided by law. If you have more than one IRA, the limit applies to the total contributions made to your own IRAs for the year. Generally, if you work the amount that you earn is compensation. Wages, salaries, tips, professional fees, bonuses and other amounts you receive for providing personal services are compensation. If you own and operate your own business as a sole proprietor, your net earnings reduced by your deductible contributions on your behalf to self-employed retirement plans are compensation. If you are an active partner in a partnership and provide services to the partnership, your share of partnership income reduced by deductible contributions made on your behalf to qualified retirement plans is compensation. All taxable alimony and separate maintenance payments received under a decree of divorce or separate maintenance is compensation.

     2. In the case of a married couple filing a joint return, up to the maximum annual contribution can be contributed to each spouse's IRA, even if one spouse has little or no compensation. This means that the total combined contributions that can be made to both IRAs can be as much as $10,000 for 2007 ($4,000 annual contribution for each individual, plus $1,000 for each individual who has attained age 50).

     3. In the case of a married couple with unequal compensation who file a joint return, the limit on the deductible contributions to the IRA of the spouse with less compensation is the smaller of:

          a. The maximum annual contribution, or

          b. The total compensation of both spouses, reduced by any deduction allowed for contributions to IRAs of the spouse with more compensation.

     The deduction for contributions to both spouses' IRAs may be further limited if either spouse is covered by an employer retirement plan.

     4. If either you or your spouse is an active participants in an employer-sponsored plan and have a certain level of income, the amount of the contribution to your IRA that is deductible is phased out, and in some cases eliminated. If you are an active participant in an employer-sponsored plan, the deductibility of your IRA contribution will be phased out, depending on your adjusted gross income, or combined adjusted gross income in the case of a joint tax return, as follows:

JOINT RETURNS: $83,000-$103,000

SINGLE TAXPAYERS: $52,000-$62,000

     The phase-out range for married individuals filing separately is $0-$10,000. If you file a joint tax return and are not an active participant in an employer sponsored plan, but your spouse is, the amount of the deductible IRA contribution is phased out for adjusted gross income between $156,000 and $166,000. These amounts may be indexed for cost of living increases in future years.

     To designate a contribution as nondeductible, you must file IRS Form 8606, NONDEDUCTIBLE IRAS. You may have to pay a penalty if you make nondeductible contributions to an IRA and you do not file Form 8606 with your tax return, or if you overstate the amount of nondeductible contributions on your Form 8606. If you do not report nondeductible contributions, all of the contributions to your traditional IRA will be treated as deductible, and all distributions from your IRA will be taxed, unless you can show, with satisfactory evidence, that nondeductible contributions were made.

     5. Contributions to your IRA for a year can be made at any time up to April 15 of the following year. If you make the contribution between January 1 and April 15, however, you may elect to treat the contribution as made either in that year or in the preceding year. You may file a tax return claiming a deduction for your IRA contribution before the contribution is actually made. You must, however, make the contribution by the due date of your return not including extensions.


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     6. You cannot make a contribution other than a rollover or transfer contribution to your IRA for the year in which you reach age 70 1/2 or thereafter.

     7. A taxpayer may qualify for a tax credit for contributions to an IRA, or for a tax exempton for distributions donated to charity in 2007, depending on the taxpayer's adjusted gross income.

E. SEP IRAS

     1. SEP IRA rules concerning eligibility and contributions are governed by Code Section 408(k). The maximum deductible contribution for a SEP IRA is the lesser of $45,000 (may be indexed for cost-of-living increases in future years) or 100% of compensation.

     2. A SEP must be established and maintained by an employer (corporation, partnership, sole proprietor).

F. SIMPLE IRAS

     1. A SIMPLE IRA must be established with your employer using a qualified salary reduction agreement.

     2. You may elect to have your employer contribute to your SIMPLE IRA, under a qualified salary reduction agreement, an amount (expressed as a percentage of your compensation) not to exceed $10,500 for 2007. After 2007, the limit may be indexed annually, except as otherwise provided by law. In addition to these employee elective contributions, your employer is required to make each year either (1) a matching contribution equal to up to 3 percent, and not less than 1 percent, of your SIMPLE IRA contribution for the year, or (2) a non-elective contribution equal to 2 percent of your compensation for the year (up to $210,000 of compensation, as may be adjusted for inflation in future years). No other contributions may be made to a SIMPLE IRA.

     3. Employee elective contributions and employer contributions (i.e., matching contributions and nonelective contributions) to your SIMPLE IRA are excluded from your gross income.

     4. To the extent an individual with a SIMPLE IRA is no longer participating in a SIMPLE plan (e.g., the individual has terminated employment), and two years have passed since the individual first participated in the plan, the individual may treat the SIMPLE IRA as an IRA.

G. TAX STATUS OF THE CONTRACT AND DISTRIBUTIONS FOR IRAS AND SIMPLE IRAS

     1. Earnings of your IRA annuity contract are not taxed until they are distributed to you.

     2. In general, taxable distributions are included in your gross income in the year you receive them.

     3. Distributions under your IRA are non-taxable to the extent they represent a return of non-deductible contributions (if any). The non-taxable percentage of a distribution is determined generally by dividing your total undistributed, non-deductible IRA contributions by the value of all your IRAs (including SEPs and rollovers).

     4. You cannot choose the special five-year or ten-year averaging that may apply to lump sum distributions from qualified employer plans.

H. REQUIRED DISTRIBUTIONS FOR IRAS AND SIMPLE IRAS

     You must start receiving minimum distributions required under the Contract and Section 401(a)(9) of the Code from your IRA and SIMPLE IRA starting with the year you reach age 70 1/2 (your 70 1/2 year). Ordinarily, the required minimum distribution for a particular year must be received by December 31 of


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that year. However, you may delay the required minimum distribution for the year you reach age 70 1/2 until April 1 of the following year (I.E., the required beginning date).

     Annuity payments which begin by April 1 of the year following your 70 1/2 year satisfy the minimum distribution requirement if they provide for non-increasing payments over your life or the lives of you and your designated Beneficiary (within the meaning of Section 401(a)(9) of the Code), provided that, if installments are guaranteed, the guaranty period does not exceed the applicable life or joint expectancy.

     The applicable life expectancy is your remaining life expectancy or the remaining joint life and last survivor expectancy of you and your designated Beneficiary, determined as set forth in applicable federal income tax regulations.

     If you have more than one IRA, you must determine the required minimum distribution separately for each IRA; however, you can take the actual distributions of these amounts from any one or more of your IRAs.

     In addition, the after-death minimum distribution requirements described generally in section B. STATUTORY REQUIREMENTS apply to IRAs and SIMPLE IRAs.

     If the actual distribution from your Contract is less than the minimum amount that should be distributed in accordance with the minimum distribution requirements mentioned above, the difference generally is an excess accumulation. There is a 50% excise tax on any excess accumulations. If the excess accumulation is due to reasonable error, and you have taken (or are taking) steps to remedy the insufficient distribution, you can request that this 50% excise tax be excused by filing with your tax return an IRS Form 5329, together with a letter of explanation and the excise tax payment.

I. ROTH IRAS

     1. If your Contract is a special type of individual retirement plan known as a Roth IRA, it will be administered in accordance with the requirements of section 408A of the Code. Roth IRAs are treated the same as other IRAs, except as described here.

     2. If your Contract is a Roth IRA, we will send you a Roth IRA endorsement to be attached to, and to amend, your Contract. The Company reserves the right to amend the Contract as necessary or advisable from time to time to comply with future changes in the Code, regulations or other requirements imposed by the IRS to obtain or maintain its approval of the annuity as a Roth IRA.

     3. Earnings in your Roth IRA are not taxed until they are distributed to you, and will not be taxed if they are paid as a "qualified distribution," as described to you in section L, below.

     4. The minimum distribution requirements that apply to IRAs do not apply to Roth IRAs while the Owner is alive. However, after the death of a Roth IRA Owner, the after-death minimum distribution rules that apply to IRAs also apply to Roth IRAs as though the Roth IRA Owner died before his or her required beginning date. You may not use your Roth IRA to satisfy minimum distribution requirements for traditional IRAs. Nor may you use distributions from an IRA for required distributions from a Roth IRA.

J. ELIGIBILITY AND CONTRIBUTIONS FOR ROTH IRAS

     1. Generally, you are eligible to establish or make a contribution to your Roth IRA only if you meet certain income limits. No deduction is allowed for contributions to your Roth IRA. Contributions to your Roth IRA may be made even after you attain age 70 1/2.

     2. The maximum aggregate amount of contributions for any taxable year to all IRAs, including all Roth IRAs, maintained for your benefit (the "contribution limit") generally is the lesser of (1) 100% of your compensation, or (2) the maximum annual contributions under Section 219(b) of the Code, including "catch-up" contributions for certain individuals age 50 and older (as discussed in section D, above).


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     The contribution limit for any taxable year is reduced (but not below zero)
by the amount which bears the same ratio to such amount as:

          (a) the excess of (i) your adjusted gross income for the taxable year, over (ii) the "applicable dollar amount," bears to

          (b) $15,000 (or $10,000 if you are married).

     For this purpose, "adjusted gross income" is determined under the Code and
(1) excludes any amount included in gross income as a result of any rollover from, transfer from, or conversion of an IRA to a Roth IRA, and (2) is reduced by any deductible IRA contribution. In addition, the "applicable dollar amount" is equal to $156,000 for a married individual filing a joint return, $0 for a married individual filing a separate return, and $99,000 for any other individual. These amounts may be indexed for cost of living increases in future years.

     A "qualified rollover contribution" (discussed in section K, below), and a non-taxable transfer from another Roth IRA, are not taken into account for purposes of determining the contribution limit.

K. ROLLOVERS, TRANSFERS AND CONVERSIONS TO ROTH IRAS

     1. ROLLOVERS AND TRANSFERS--A rollover may be made to a Roth IRA only if it is a "qualified rollover contribution." A "qualified rollover contribution" is a rollover to a Roth IRA from another Roth IRA or from an IRA, but only if such rollover contribution also meets the rollover requirements for IRAs under
Section 408(d)(3). In addition, a transfer may be made to a Roth IRA directly from another Roth IRA or from an IRA.

     You may not make a qualified rollover contribution or transfer in a taxable year from an IRA to a Roth IRA if (a) your adjusted gross income for the taxable year exceeds $100,000 or (b) you are married and file a separate return.

     The rollover requirements of Section 408(d)(3) are complex and should be carefully considered before you make a rollover. One of the requirements is that the amount received be paid into another IRA (or Roth IRA) within 60 days after receipt of the distribution. The failure to satisfy this 60-day requirement may be waived by the Internal Revenue Service in certain circumstances. In addition, a rollover contribution from a Roth IRA may be made by you only once a year. The one-year period begins on the date you receive the Roth IRA distribution, not on the date you roll it over (reinvest it) into another Roth IRA. If you withdraw assets from a Roth IRA, you may roll over part of the withdrawal tax free into another Roth IRA and keep the rest of it. A portion of the amount you keep may be included in your gross income.

     2. TAXATION OF ROLLOVERS AND TRANSFERS TO ROTH IRAS--A qualified rollover contribution or transfer from a Roth IRA maintained for your benefit to another Roth IRA maintained for your benefit which meets the rollover requirements for IRAs under Section 408(d)(3) is tax-free.

     In the case of a qualified rollover contribution or a transfer from an IRA maintained for your benefit to a Roth IRA maintained for your benefit, any portion of the amount rolled over or transferred which would be includible in your gross income were it not part of a qualified rollover contribution or a nontaxable transfer will be includible in your gross income. However, Code
Section 72(t) (relating to the 10 percent penalty tax on premature distributions) will not apply.

     3. TRANSFERS OF EXCESS IRA CONTRIBUTIONS TO ROTH IRAS--If, before the due date of your federal income tax return for any taxable year (not including extensions), you transfer, from an IRA, contributions for such taxable year (and earnings thereon) to a Roth IRA, such amounts will not be includible in gross income to the extent that no deduction was allowed with respect to such amount.

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     4. TAXATION OF CONVERSIONS OF IRAS TO ROTH IRAS--All or part of amounts in an IRA maintained for your benefit may be converted into a Roth IRA maintained for your benefit. The conversion of an IRA to a Roth IRA is treated as special type of qualified rollover contribution. Hence, you must be eligible to make a qualified rollover contribution in order to convert an IRA to a Roth IRA. A conversion typically will result in the inclusion of some or all of your IRA's value in gross income, as described above.

     A conversion of an IRA to a Roth IRA can be made without taking an actual distribution from your IRA. For example, an individual may make a conversion by notifying the IRA issuer or trustee, whichever is applicable.

     UNDER SOME CIRCUMSTANCES, IT MIGHT NOT BE ADVISABLE TO ROLLOVER, TRANSFER, OR CONVERT ALL OR PART OF AN IRA TO A ROTH IRA. WHETHER YOU SHOULD DO SO WILL DEPEND ON YOUR PARTICULAR FACTS AND CIRCUMSTANCES, INCLUDING, BUT NOT LIMITED TO, SUCH FACTORS AS WHETHER YOU QUALIFY TO MAKE SUCH A ROLLOVER, TRANSFER, OR CONVERSION, YOUR FINANCIAL SITUATION, AGE, CURRENT AND FUTURE INCOME NEEDS, YEARS TO RETIREMENT, CURRENT AND FUTURE TAX RATES, YOUR ABILITY AND DESIRE TO PAY CURRENT INCOME TAXES WITH RESPECT TO AMOUNTS ROLLED OVER, TRANSFERRED, OR CONVERTED, AND WHETHER SUCH TAXES MIGHT NEED TO BE PAID WITH WITHDRAWALS FROM YOUR ROTH IRA (SEE DISCUSSION BELOW OF "NON-QUALIFIED DISTRIBUTIONS"). YOU SHOULD CONSULT A QUALIFIED TAX ADVISER BEFORE ROLLING OVER, TRANSFERRING, OR CONVERTING ALL OR PART OF AN IRA TO A ROTH IRA.

     5. SEPARATE ROTH IRAS--Due to the complexity of, and proposed changes to, the tax law, it may be advantageous to maintain amounts rolled over, transferred, or converted from an IRA in separate Roth IRAs from those containing regular Roth IRA contributions. For the same reason, you should consider maintaining a separate Roth IRA for each amount rolled over, transferred, or converted from an IRA. These considerations should be balanced against the additional costs you may incur from maintaining multiple Roth IRAs. You should consult your tax adviser if you intend to contribute rollover, transfer, or conversion amounts to your Contract, or if you intend to roll over or transfer amounts from your Contract to another Roth IRA maintained for your benefit.

L. INCOME TAX CONSEQUENCES OF ROTH IRAS

     1. QUALIFIED DISTRIBUTIONS--Any "qualified distribution" from a Roth IRA is excludible from gross income. A "qualified distribution" is a payment or distribution which satisfies two requirements. First, the payment or distribution must be (a) made after you attain 59 1/2, (b) made after your death, (c) attributable to your being disabled, or (d) a "qualified special purpose distribution" (i.e., a qualified first-time homebuyer distribution under the Code). Second, the payment or distribution must be made in a taxable year that is at least five years after (1) the first taxable year for which a contribution was made to any Roth IRA established for you, or (2) in the case of a rollover from, or a conversion of, an IRA to a Roth IRA, the taxable year in which the rollover or conversion was made if the payment or distribution is allocable (as determined in the manner set forth in guidance issued by the IRS) to the rollover contribution or conversion (or to income allocable thereto).

     2. NONQUALIFIED DISTRIBUTIONS--A distribution from a Roth IRA which is not a qualified distribution is taxed under Code Section 72 (relating to annuities), except that such distribution is treated as made first from contributions to the Roth IRA to the extent that such distribution, when added to all previous distributions from the Roth IRA, does not exceed the aggregate amount of contributions to the Roth IRA. For purposes of determining the amount taxed, (a) all Roth IRAs established for you will be treated as one contract, (b) all distributions during any taxable year from Roth IRAs established for you will be treated as one distribution, and (c) the value of the contract, income on the contract, and investment in the contract, if applicable, will be computed as of the close of the calendar year in which the taxable year begins.

     An additional tax of 10% is imposed on nonqualified distributions (including amounts deemed distributed as the result of a prohibited loan or use of your Roth IRA as security for a loan) made before the benefited individual has attained age 59 1/2, unless one of the exceptions discussed in Section N applies.

M. TAX ON EXCESS CONTRIBUTIONS

     1. You must pay a 6% excise tax each year on excess contributions that remain in your Contract. Generally, an excess contribution is the amount contributed to your Contract that is more than you can contribute. The excess is taxed for the year of the excess contribution and for each year after that until you correct it. If contributions to your IRA for a year are more than the contribution limit, you can apply the excess contribution in one year to a later year if the contributions for that later year are less than the maximum allowed for that year.

     2. You will not have to pay the 6% excise tax if you withdraw the excess amount by the date your tax return is due including extensions for the year of the contribution. You do not have to include in your gross income an excess contribution that you withdraw from your Contract before your tax return is due if the income earned on the excess was also withdrawn and no deduction was allowed for the excess contribution. You must include in your gross income the income earned on the excess contribution.

N. TAX ON PREMATURE DISTRIBUTIONS

     There is an additional tax on premature distributions from your IRA, Roth IRA, or SIMPLE IRA, equal to 10% of the taxable amount. For premature distributions from a SIMPLE IRA made within the first 2 years you participate in a SIMPLE plan, the additional tax is equal to 25% of the amount of the premature distribution that must be included in gross income. Premature distributions are generally amounts you withdraw before you are age 59 1/2. However, the tax on premature distributions does not apply generally:

          1. To amounts that are rolled over or transferred tax free;

          2. To a distribution which is made on or after your death, or on account of you being disabled within the meaning of Code Section 72(m)(7);

          3. To a distribution which is part of a series of substantially equal periodic payments (made at least annually) over your life or your life expectancy or the joint life or joint life expectancy of you and your Beneficiary;

          4. To a distribution which is used for qualified first-time homebuyer expenses, qualified higher education expenses, certain medical expenses, or by an unemployed individual to pay health insurance premiums; or

          5. To a distribution mode during a specified time period to a reservist who is called or ordered to active duty for a period in excess of 170 days or for an indefinite period.

O. EXCISE TAX REPORTING

     Use Form 5329, Additional Taxes Attributable to Qualified Retirement Plans (Including IRAs), Annuities, and Modified Endowment Contracts, to report the excise taxes on excess contributions, premature distributions, and excess accumulations. If you do not owe any IRA, SIMPLE IRA or Roth IRA excise taxes, you do not need Form 5329. Further information can be obtained from any district office of the Internal Revenue Service.

P. BORROWING

     If you borrow money against your Contract or use it as security for a loan, the Contract will lose its classification as an IRA, Roth IRA, or SIMPLE IRA, whichever is applicable, and you must include in gross income the fair market value of the Contract as of the first day of your tax year. In addition, you may be subject to the tax on premature distributions described above. (Note: The Contract does not allow borrowings against it, nor may it be assigned or pledged as collateral for a loan.)

Q. REPORTING

     We will provide you with any reports required by the Internal Revenue Service.

R. ESTATE TAX

     Generally, the value of your IRA, including your Roth IRA, is included in your gross estate for federal estate tax purposes.

S. FINANCIAL DISCLOSURE
[TO BE COMPLETED]

Appendix B: [GLWB PLUS FOR ONE EXAMPLE TO BE PROVIDED]

Appendix C: [GLWB PLUS FOR TWO EXAMPLE TO BE PROVIDED]

                       STATEMENT OF ADDITIONAL INFORMATION
                                 [JULY 1], 2007

                       FLEXIBLE PREMIUM FIXED AND VARIABLE
                           DEFERRED ANNUITY CONTRACTS

                                    ISSUED BY
                 COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
                               IN CONNECTION WITH
                     COMMONWEALTH ANNUITY SEPARATE ACCOUNT A

         HOME OFFICE:                   SERVICE CENTER MAILING ADDRESS:
         132 Turnpike Road, Suite 210   P.O. Box 758550
         Southborough, MA 01772         Topeka, Kansas 66675-8550
         [phone number]                 [phone number]

     This Statement of Additional Information is not a prospectus. This Statement of Additional Information should be read in conjunction with the Prospectus of the Separate Account dated [July 1], 2007. The Prospectus may be obtained from Commonwealth Annuity and Life Insurance Company by writing or calling the Service Center address or telephone number listed above.

TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
SERVICES TO THE SEPARATE ACCOUNT                                              2
STATE REGULATION                                                              2
EXPERTS                                                                       2
FINANCIAL STATEMENTS                                                          3
FINANCIAL STATEMENTS OF COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY
APPENDIX A STATE PREMIUM TAX CHART                                          110

                        SERVICES TO THE SEPARATE ACCOUNT

     Commonwealth Annuity and Life Insurance Company ("Commonwealth Annuity") maintains the books and records of Commonwealth Annuity Separate Account A (the "Separate Account"). Commonwealth Annuity holds the assets of the Separate Account. The assets are kept segregated and held separate and apart from the general funds of Commonwealth Annuity. Commonwealth Annuity maintains records of all purchases and redemptions of shares of each Fund by each of the Subaccounts. All expenses incurred in the operations of the Separate Account, except the Contract fees and charges described in the Prospectus, are borne by Commonwealth Annuity.

     The independent registered public accounting firm for the Separate Account is [accounting firm, address].

     Because [INSERT NAME OF THE PRINCIPAL UNDERWRITER] and Commonwealth Annuity Separate Account A were not in existence as of December 31, 2006, [INSERT NAME OF THE PRINCIPAL UNDERWRITER] did not receive any compensation from Commonwealth Annuity Separate Account A in connection with the sale of the Contracts.

                                STATE REGULATION

     Commonwealth Annuity is subject to the laws of Massachusetts governing insurance companies and to regulation by the Massachusetts Department of Insurance. An annual statement in a prescribed form is filed with the Massachusetts Department of Insurance each year. Commonwealth Annuity's books and accounts are subject to review by the Department of Insurance at all times, and a full examination of its operations is conducted periodically. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, Commonwealth Annuity is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                                     EXPERTS

     The financial statements of Commonwealth Annuity at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, included in this Statement of Additional Information have been audited by [NAME OF AUDITOR], independent registered public accounting firm, [INSERT AUDITOR'S ADDRESS], as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                              FINANCIAL STATEMENTS

     This Statement of Additional Information contains financial statements for Commonwealth Annuity. The financial statements of Commonwealth Annuity should be considered primarily as bearing on our ability to meet our obligations under the Contract. The Contracts are not entitled to participate in our earnings, dividends, or surplus. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

     Because the Separate Account was not in existence as of December 31, 2006, we have not included in this Statement of Additional Information financial statements for the Separate Account.

                                   APPENDIX A

                             STATE PREMIUM TAX CHART

                                                         RATE OF TAX
                                                  -------------------------
                                                  QUALIFIED   NON-QUALIFIED
     STATE                                          PLANS          PLANS
     ------                                       ---------   -------------
     California                                     0.50%*       2.35%*
     Florida                                        1.00%        1.00%
     Maine                                            --         2.00%
     Nevada                                           --         3.50%
     South Dakota                                     --         1.25%
     West Virginia                                  1.00%        1.00%
     Wyoming                                          --         1.00%

----------
* Taxes become due upon withdrawal, surrender and when annuity benefits commence, rather than when the premiums are collected. At the time of withdrawal, surrender or annuitization, the premium tax payable will be charged against the Contract Value. We reserve the right to deduct taxes when assessed.

                            PART C. OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

     (A)  FINANCIAL STATEMENTS

          Financial Statements Included in Part A
          None

          Financial Statements Included in Part B

          Financial Statements for Commonwealth Annuity and Life Insurance Company (the "Company" or "Depositor") and Financial Statements for Commonwealth Annuity Separate Account A of Commonwealth Annuity and Life Insurance Company will be filed by Pre-Effective Amendment.

          Financial Statements Included in Part C
          None

     (B)  EXHIBITS

          EXHIBIT 1 Vote of Board of Directors Authorizing Establishment of Registrant dated February 9, 2007 is filed herewith.

          EXHIBIT 2 Not Applicable. Pursuant to Rule 26a-2, the Insurance Company may hold the assets of the Registrant NOT pursuant to a trust indenture or other such instrument.

          EXHIBIT 3    (a)   Commissions Schedule will be filed by Pre-Effective
                             Amendment.

                       (b) Form of Distribution Agreement between the Company and [broker/dealer] is filed herewith.

                       (c) Form of Sales Agreement with broker-dealers is filed herewith

          EXHIBIT 4    (a)   Form of Policy;

                       (b)   Form of No Withdrawal Charge Rider;

                       (c) Form of Nursing Home Rider Endorsement - Extended Care Waiver on Application of Withdrawal Charges;

                       (d)   Form of Disability Rider;

                       (e)   Form of Texas Optional Retirement Program Rider;

                       (f)   Form of Qualified Plan Rider (401a);

                       (g)   Form of Tax Sheltered Annuity Rider (403b);

                       (h)   Form of Step-Up Rider;

                       (i)   Form of GLWB Rider - Single Life; and

                       (j) Form of GLWB Rider - Joint Life are filed herewith.

          EXHIBIT 5 Form of Application (Advantage IV and Preferred Plus) is filed herewith.

          EXHIBIT 6 Articles of Organization and Bylaws, as amended of the Company, effective as of September 1, 2006 are filed herewith.

          EXHIBIT 7          Not Applicable.

          EXHIBIT 8    (a)   Agreements for lockbox and mailroom services
                             will be filed by Pre-Effective Amendment.

                       (b) Third Party Agreement (TPA) between Security Benefit Life Insurance Co, Security Distributors, Inc and The Goldman Sachs Group, Inc. was previously filed on February 10, 2006 in Registrant's Post-Effective Amendment No. 26 (Registration Statement No. 33-39702/811-6293, and is incorporated by reference herein.

                       (c)   Directors' Powers of Attorney is filed herewith.

                             and is incorporated by reference herein.

          EXHIBIT 9          Opinion of Counsel is filed herewith.

          EXHIBIT 10 Consent of Independent Accountants will be filed by Pre-Effective Amendment.

          EXHIBIT 11         None.

          EXHIBIT 12         None.

          EXHIBIT 13 Schedule for Computation of Performance Quotations will be filed by Pre-Effective Amendment.

          EXHIBIT 14         Not Applicable.

          EXHIBIT 15 Form of Participation Agreement is filed herewith.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

     The principal business address of most the following Directors and Officers* is:
     85 Broad Street
     New York, NY 10004

     The principal business address of the other following Directors and Officers* is:
     132 Turnpike Road, Suite 210
     Southborough, MA 01772.

                 DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

NAME                           POSITION WITH COMPANY
-----                          ---------------------
Allan S. Levine*               Chairman of the Board

John J. Fowler*                Vice President

Michael A. Pirrello            Vice President and Chief Financial Officer

Nicholas Helmuth von Moltke*   Director, Vice President, and Chief Operating
                               Officer

John W. McMahon*               Director

Timothy J. O'Neill*            Director

Marc A. Spilker*               Director

Samuel Ramos*                  Vice President and Secretary

Michael A. Reardon             Director, President, and Chief Executive Officer

Amol Sagon Naik*               Vice President and Treasurer

Alan Akihiro Yamamura*         Vice President and Chief Risk Officer

Margot K. Wallin               Vice President and Chief Compliance Officer

ITEM 26. PERSONS UNDER COMMON CONTROL WITH REGISTRANT

The following are significant subsidiaries of The Goldman Sachs Group, Inc. and the states or jurisdictions in which they are organized. Indentation indicates the principal parent of each subsidiary. Except as otherwise specified, in each case The Goldman Sachs Group, Inc. owns, directly or indirectly, at least 99% of the voting securities of each subsidiary. The names of particular subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute, as of the end of the year covered by this report, a "significant subsidiary" as that term is defined in Rule 1-02(w) of Regulation S-X under the Securities Act of 1934.

                          THE GOLDMAN SACHS GROUP, INC.

  [All information will be completed and filed by Pre-Effective Amendment.]

These entities are directly or indirectly controlled (25% percent) by or under common control with CW.

ITEM 27. NUMBER OF CONTRACT OWNERS

     As of December 31, 2006, there were 0 Contract Owners of qualified Contracts and 0 Contract Owners of non-qualified Contracts.

ITEM 28. INDEMNIFICATION

RULE 484 UNDERTAKING - Article VI of the Bylaws of the Company states: The Corporation shall indemnify to the full extent permitted by applicable law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person's testator or intestate is or was a director, officer or employee of the Corporation or serves or served at the request of the Corporation any other enterprise as a director, officer or employee. Expenses, including attorneys' fees, incurred by any such person in defending any such action, suit or proceeding shall be paid or reimbursed by the Corporation promptly upon receipt by it of an undertaking of such person to repay such expenses if such person if finally adjudicated not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Corporation or other enterprise. The Corporation shall accept such undertaking without reference to the financial ability of such person to make repayment. Notwithstanding the foregoing, no indemnification shall be provided for any person with respect to any matter as to which such person shall have been finally adjudicated not to have acted in good faith in the reasonable belief that the action was in best interests of the Corporation or other enterprise. No matter disposed of by settlement, compromise, the entry of a consent decree or the entry of any plea in a criminal proceeding, shall of itself be deemed an adjudication of not having acted in good faith in the reasonable belief that the action was in the best interest of the Corporation. The rights provided to any person by this by-law shall be enforceable against the

Corporation by such person who shall be presumed to have relied upon it in serving or continuing to serve as director, officer or employee as provided above. No amendment of this by-law shall impair the rights of any person arising at any time with respect to events occurring prior to such amendment.

ITEM 29. PRINCIPAL UNDERWRITERS

     (a) [Broker-Dealer] also acts as principal underwriter for the following:

          -    Commonwealth Annuity Separate Account A

     (b) The Principal Business Address of each of the following Directors and Officers of [Broker-Dealer] is:
          [XX Street
          XX, XX]

NAME                           POSITION OR OFFICE WITH UNDERWRITER
----                           -----------------------------------



     (c) As indicated in Part B (Statement of Additional Information) in response to Item 20(c), the [principal underwriter] did not receive any commission in connection with the sale of Contracts funded by the Registrant because the [principal underwriter] was not in existence as of December 31, 2006. No other commissions or other compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     Each account, book or other document required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained for the Company by Security Benefit Life Insurance Company at One Security Benefit Place, Topeka, Kansas.

ITEM 31. MANAGEMENT SERVICES

     The Company provides daily unit value calculations and related services for the Company's separate accounts.

ITEM 32. UNDERTAKINGS

     (a) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) The Registrant hereby undertakes to include as part of the application to purchase a Contract a space that the applicant can check to request a Statement of Additional Information.

     (c) The Registrant hereby undertakes to deliver a Statement of Additional Information and any financial statements promptly upon written or oral request, according to the requirements of Form N-4.

     (d) Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and Controlling Persons of Registrant under any registration statement, underwriting agreement or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Director, Officer or Controlling Person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or Controlling Person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     (e) The Company hereby represents that the aggregate fees and charges under the Contracts are reasonable in relation to the services rendered, expenses expected to be incurred, and risks assumed by the Company.

ITEM 33. REPRESENTATIONS CONCERNING WITHDRAWAL RESTRICTIONS ON SECTION 403(b) PLANS AND UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

     Registrant, a separate account of Commonwealth Annuity and Life Insurance Company ("Company"), states that it is (a) relying on Rule 6c-7 under the 1940 Act with respect to withdrawal restrictions under the Texas Optional Retirement Program ("Program") and (b) relying on the "no-action" letter (Ref. No. IP-6-88) issued on November 28, 1988 to the American Council of Life Insurance, in applying the withdrawal restrictions of Internal Revenue Code Section 403(b)(11). Registrant has taken the following steps in reliance on the letter:

     1. Appropriate disclosures regarding the redemption withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in the prospectus of each registration statement used in connection with the offer of the Company's variable contracts.

     2. Appropriate disclosures regarding the redemption withdrawal restrictions imposed by the Program and by Section 403(b)(11) have been included in sales literature used in connection with the offer of the Company's variable contracts.

     3. Sales Representatives who solicit participants to purchase the variable contracts have been instructed to specifically bring the redemption withdrawal restrictions imposed by the Program and by
          Section 403(b)(11) to the attention of potential participants.

     4.   A signed statement acknowledging the participant's understanding of
          (i) the restrictions on redemption withdrawal imposed by the Program and by Section 403(b)(11) and (ii) the investment alternatives available under the employer's arrangement will be obtained from each participant who purchases a variable annuity contract prior to or at the time of purchase.

     Registrant hereby represents that it will not act to deny or limit a transfer request except to the extent that a Service-Ruling or written opinion of counsel, specifically addressing the fact pattern involved and taking into account the terms of the applicable employer plan, determines that denial or limitation is necessary for the variable annuity contracts to meet the requirements of the Program or of Section 403(b). Any transfer request not so denied or limited will be effected as expeditiously as possible.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Southborough, and Commonwealth of Massachusetts, on the 27th day of February, 2007.

                   COMMONWEALTH ANNUITY SEPARATE ACCOUNT A OF
                 COMMONWEALTH ANNUITY AND LIFE INSURANCE COMPANY


                                  By: /s/ Samuel Ramos
                                      ------------------------------------------
                                      Samuel Ramos, Vice President and Secretary

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, this Initial Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURES                        TITLE                                         DATE
----------                        -----                                         ----


/s/ Michael A. Pirrello           Vice President and Chief Financial Officer    February 27, 2007
-------------------------------
Michael A. Pirrello


Allan S. Levine*                  Chairman of the Board
-------------------------------


Nicholas Helmuth Von Moltke*      Director, Vice President, and Chief
-------------------------------   Operating Officer


John W. McMahon*                  Director
-------------------------------


Timothy J. O'Neill*               Director
-------------------------------


Marc A. Spilker*                  Director
-------------------------------


/s/ Samuel Ramos                  Vice President and Secretary
-------------------------------
Samuel Ramos


Michael A. Reardon*               Director, President, and Chief Executive
-------------------------------   Officer


John J. Fowler*                   Vice President
-------------------------------


Amol Sagon Naik*                  Vice President and Treasurer
-------------------------------


Alan Akihiro Yamamura*            Vice President and Chief Risk Officer
-------------------------------


Margot K. Wallin*                 Vice President and Chief Compliance Officer
-------------------------------

* Jon-Luc Dupuy, by signing his name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the Powers of Attorney dated February 15, 2007 duly executed by such persons.


/s/ Jon-Luc Dupuy
-------------------------------------
Jon-Luc Dupuy, Attorney-in-Fact

Advantage IV

                                  EXHIBIT TABLE

Exhibit 1 Vote of Board of Directors Authorizing Establishment of Registrant dated February 9, 2007

Exhibit (3)(b)   Form of Distribution Agreement between the Company and
                 [broker/dealer].

Exhibit (3)(c)   Form of Sales Agreement with broker-dealers

Exhibit 4(a)     Form of Policy

Exhibit 4(b)     Form of No Withdrawal Charge Rider

Exhibit 4(c) Form of Nursing Home Rider Endorsement - Extended Care Waiver on Application of Withdrawal Charges

Exhibit 4(d)     Form of Disability Rider

Exhibit 4(e)     Form of Texas Optional Retirement Program Rider

Exhibit 4(f)     Form of Qualified Plan Rider (401a)

Exhibit 4(g)     Form of Tax Sheltered Annuity Rider (403b)

Exhibit 4(h)     Form of Step-Up Rider

Exhibit 4(i)     Form of GLWB Rider - Single Life

Exhibit 4(j)     Form of GLWB Rider - Joint Life

Exhibit 5        Form of Application (Advantage IV and Preferred Plus)

Exhibit 6 Articles of Organization and Bylaws, as amended of the Company, effective as of September 1, 2006

Exhibit 8(c)     Directors' Powers of Attorney

Exhibit 9        Opinion of Counsel

Exhibit 15       Form of Participation Agreement